

CANOO



ANNUAL REPORT
2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-38824

CANOO INC.

(Exact name of registrant as specified in its charter)

Delaware	**83-1476189**
(State of Other Jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)
19951 Mariner Avenue, Torrance, California	**90503**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (424) 271-2144

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	GOEV	The Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $264.50 per share	GOEVW	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically; every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.0405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated Filer	☒	Smaller reporting company	☒
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing price as reported on the Nasdaq Capital Market, the aggregate market value of the registrant's Common Stock held by non-affiliates on June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $205,501,379.

The number of outstanding shares of the registrant's Common Stock as of March 25, 2024 was 64,397,326.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including, without limitation, statements under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this Annual Report on Form 10-K are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "will," "would" or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

These statements are subject to known and unknown risks, uncertainties and assumptions, many of which are difficult to predict and are beyond our control and could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements. Below is a summary of certain material factors that may make an investment in our Common Stock speculative or risky.

- We are an early stage company with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.
- We may be unable to adequately control the costs associated with our operations.
- Our current business plans require a significant amount of capital. If we are unable to obtain sufficient funding or do not have access to capital, we will be unable to execute our business plans and our prospects, financial condition and results of operations could be materially adversely affected.
- Our management has performed an analysis of our ability to continue as a going concern and has identified substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient additional funding or do not have access to additional capital, we will be unable to execute our business plans and could be required to terminate or significantly curtail our operations.
- The resulting market price of our Common Stock following the Reverse Stock Split may not attract new investors, and it is not certain that the Reverse Stock Split will result in a sustained proportionate increase in the market price of our Common Stock.
- We have not achieved positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.
- Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors.
- Our limited operating history makes evaluating our business and future prospects difficult and increases the risk of your investment.
- We have remediated the material weaknesses previously reported in our internal control over financial reporting, but if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.
- If we fail to manage our growth effectively, we may not be able to design, develop, manufacture, market and launch our EVs successfully.
- We are highly dependent on the services of our key employees and senior management and, if we are unable to attract and retain key employees and hire qualified management, technical and EV engineering personnel, our ability to compete could be harmed.
- We face significant barriers to manufacture and bring our electric vehicles ("EVs") to market, and if we cannot successfully overcome those barriers our business will be negatively impacted.
- Outstanding amounts and limited capacity under the Yorkville PPA will make us more vulnerable to downturns in our financial condition.
- Customers who have committed to purchase significant amounts of our vehicles may purchase significantly fewer vehicles than we currently anticipate or none at all. In that case, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.
- Our ability to develop and manufacture EVs of sufficient quality and appeal to customers on schedule and on a large scale is unproven and still evolving.

- We will depend initially on revenue generated from a single EV model and in the foreseeable future will be significantly dependent on a limited number of models.
- There is no guarantee that we will be able to develop our software platform, Canoo Digital Ecosystem, or that if we are able to develop it, that we will obtain the revenue and other benefits we expect from it.
- We may fail to attract new customers in sufficient numbers or at sufficient rates or at all or to retain existing customers, if any, and may face risks if we are dependent on a small number of customers for a significant portion of our revenues.
- If our EVs fail to perform as expected, our ability to develop, market and deploy our EVs could be harmed.
- Our distribution model may expose us to risk and if unsuccessful may impact our business prospects and results of operations.
- We face legal, regulatory and legislative uncertainty in how our go-to-market models will be interpreted under existing and future law, including the potential inability to protect our intellectual property rights, and we may be required to adjust our consumer business model in certain jurisdictions as a result.
- If we fail to successfully build and tool our manufacturing facilities and/or if we are unable to establish or continue a relationship with a contract manufacturer or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed.
- We may not be able to realize the non-dilutive financial incentives offered by the State of Oklahoma where we will develop our own manufacturing facilities.
- We and our third-party suppliers will rely on complex machinery for production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.
- We have no experience to date in high volume manufacture of our EVs.
- We may experience significant delays in the design, production and launch of our EVs, which could harm our business, prospects, financial condition and operating results.
- Increases in costs, disruption of supply or shortage of raw materials and other components used in our vehicles, in particular lithium-ion battery cells, could harm our business.
- We are dependent on our suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver necessary components of our EVs at prices and volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.
- We are or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.
- The automotive market is highly competitive and technological developments by our competitors may adversely affect the demand for our EVs and our competitiveness in this industry.
- If the market for EVs does not develop as we expect or develops more slowly than is expected, our business, prospects, financial condition and operating results will be adversely affected.
- We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply.
- Our EVs are based on the use of complex and novel steer-by-wire technology that is unproven on a wide commercial scale.
- Our EVs rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.
- We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our EVs and customer data processed by us or third-party vendors.
- Our stock price has been volatile, and the market price of our Common Stock may drop below the price you pay.
- Future sales and issuances of our equity or convertible securities could result in dilution to our existing stockholders and could cause the price of our Common Stock to decline.
- Substantial blocks of our total outstanding shares may be sold into the market. If there are substantial sales or issuances of shares of our Common Stock, the price of our Common Stock could decline.
- Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our securities.
- Economic, regulatory, political and other events, including fluctuating interest rates, sustained inflation, slower growth or recession, issues with supply chain, shortage of labor, national and global geopolitical and economic uncertainty, may adversely affect our financial results.
- Our ability to meet the timelines we have established for production and manufacturing milestones of our EVs is uncertain.

These statements are subject to known and unknown risks, uncertainties and assumptions that could cause actual results to differ materially from those projected or otherwise implied by the forward-looking statements, including those described under the section entitled "Summary of Risk Factors" and Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Should one or more of these risks or uncertainties described in this Annual Report on Form 10-K materialize, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the forward-looking statements discussed herein can be found in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. These risks and others described in this Annual Report on Form 10-K may not be exhaustive.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 10-K. In addition, even if our results or operations, financial condition and liquidity, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this Annual Report on Form 10-K, those results or developments may not be indicative of results or developments in subsequent periods.

PART I

ITEM 1. BUSINESS

Company Overview

      Canoo Inc. ("Canoo" or the "Company") is a high tech advanced mobility technology company with a proprietary modular electric vehicle platform and connected services initially focused on commercial fleet, government and military customers. The Company has developed a breakthrough EV platform that it believes will enable it to rapidly innovate, iterate and bring new products, addressing multiple use cases, to market faster than our competition and at lower cost. Our vehicle architecture and design philosophy are aimed at driving productivity and returning capital to our customers, and we believe the software and technology capabilities we are developing, packaged around a modular, customizable product, have the potential to empower the customer experience across a vehicle's lifecycle. We have commercialized our first production vehicles and are delivering them to customers. We remain committed to the environment and to delivering sustainable mobility to our customers to support them in meeting their net zero emissions goals. We are proudly manufacturing our fully electric vehicles in Oklahoma and are committed to building a diverse workforce that will draw heavily upon the local communities of Native Americans and Veterans.

      We believe we are one of the first automotive manufacturers focused on monetizing value across the entirety of the vehicle lifecycle, across multiple owners. Our platform and data architecture is purpose-built to be durable and serve as the foundation for the vehicles we intend to offer, unlocking a highly differentiated, multi-layer business model. The foundational layer is our Multi-Purpose Platform ("MPP-1" or "platform") architecture, which serves as the base of our vehicles. Our first production vehicles are the Lifestyle Delivery Vehicle, including the Lifestyle Delivery Vehicle 130 and Lifestyle Delivery Vehicle 190. Future models will include the Lifestyle Vehicle ("LV") in its Base, Premium, and Adventure trims; the Multi-Purpose Delivery Vehicle ("MPDV") and the Pickup. The next layer is cybersecurity which is embedded in our vehicle to ensure the privacy and protection of vehicle data. Our top hats, or cabins, are modular and purpose-built to provide tailored solutions for our customers. This intentional design enables us to efficiently use resources to produce only what is necessary, underscoring our focus on sustainability and returning capital to customers. The remaining layers, connected accessories and digital customer ecosystem, present high-margin opportunities that extend beyond the initial vehicle sale, across multiple owners. In addition, there are opportunities for software sales throughout the vehicle life, including predictive maintenance and service software or advanced driver assistance systems ("ADAS") upgrades.

      Our platform architecture is a self-contained, fully functional rolling chassis that directly houses the most critical components for operation of an EV, including our in-house designed proprietary electric drivetrain, battery systems, advanced vehicle control electronics and software and other critical components, which all have been optimized for functional integration. Both our true steer-by-wire system, believed to be the first such system applied to a production-intent vehicle, and our transverse composite leaf-spring suspension system are core components of our platform's differentiated functionality, enabling the development of a broad range of vehicle types and use cases due to the chassis' flat profile and fully variable steering positions. All of our announced EVs, including the Lifestyle Delivery Vehicle 130, the Lifestyle Delivery Vehicle 190, the LV, the MPDV and the Pickup, will share a common platform architecture paired with different top hats to create a range of uniquely customized and use case optimized purpose-built mobility solutions targeting multiple segments of the rapidly expanding EV marketplace.

      In addition to our vehicle technology, we are developing an in-house designed and proprietary software platform that aggregates car data from both Canoo and non-Canoo vehicles and delivers valuable insights to our customers. Collected over-the-air for connected vehicles or via an on-board diagnostics ("OBD") device for non-connected vehicles, we believe car data is critical to powering the customer journey and maximizing utility and value from the vehicle ownership experience. Leveraging our data aggregation platform, we aim to create the Canoo Digital Ecosystem, an application store that centralizes all vehicle information for customers and provides key tools across Security & Safety, Household Vehicle Management, Fleet Management, Lifecycle Management and Vehicle Asset Management. Through our software offering, we believe we can provide substantial value to customers by staying connected throughout the vehicle lifecycle, across multiple owners.

      As a Technology Equipment Manufacturer (TEM), Canoo is dedicated to developing vehicles that prioritize high performance, design excellence and seamless integration of purpose-built hardware and proprietary software. The core of Canoo's technology is in its Multi-Purpose Platform (MPP) architecture which has been meticulously engineered for durability and versatility, enabling a wide range of use cases. Our integrated software delivers user-centric features and functions that enable the generation of valuable data-driven insights for both fleet operators and consumers. Ultimately,

Canoo strives to provide a connected, safe, and personalized driving experience by harnessing advanced vehicle technology.

Core to our values is delivering high quality products while empowering local communities, which drove our decision to build in America and source a majority of our parts from America and allied nations. We believe vertical integration across our manufacturing and assembly process will enable us to achieve in-house scale production with less supply chain risk and provide us better oversight of our vehicle manufacturing. We are building production facilities in states and communities that are investing in high-tech manufacturing alongside us, creating American jobs and driving innovation.

We have made strategic investments in our technology and products that position us to capture three large and growing markets - commercial and passenger vehicles, upfitting and accessories, and telematics data.

We continue to innovate and develop every aspect of our business, from capturing opportunities beyond the traditional business model to our built in America, highly utilitarian vehicles optimized to return capital to our customers. We believe being forward-thinking across these areas has set the foundation for us to develop into a scalable business that is differentiated from our peers across the automotive original equipment manufacturer ("OEM") landscape.

Our Foundational Chassis and Purpose-Built Vehicles

Our Multi-Purpose Platform

Technology first, we view our vehicles as hardware and software solutions and look at our business as a technology equipment manufacturer ("TEM"). We have designed what we believe to be the world's most modular, flattest, production-ready EV platform. It is purposefully engineered to provide maximum consumer and cargo space on a small vehicle footprint. The platform's modularity supports a wide range of vehicle applications and use cases. With our common platform architecture, we expect to enable the production of our Lifestyle Delivery Vehicle 130, Lifestyle Delivery Vehicle 190, Lifestyle Vehicle, MPDV, and Pickup, among other additional vehicle variants. By using a uniquely versatile platform architecture strategy as the foundation for multiple vehicles, we expect to reduce both time and expense in research and development, testing and manufacturing. These efficiencies enable us to develop and scale future vehicle programs faster and at a significantly lower overall cost than other vehicle manufacturers. In addition, by allowing us to develop and bring new products to market, our platform architecture will enable us to more efficiently allocate capital to meet current and evolving areas of demand and market opportunities.

Our proprietary platform architecture directly houses all of the most critical components of an EV. This includes the market's first true steer-by-wire platform, a composite leaf spring suspension system, an advanced fully electric drivetrain, a modular battery and battery management systems, "DC fast charge" and bi-directional charging capabilities, and an innovative electrical systems architecture. Each of these component systems has been engineered not only for optimal performance but also for efficient packaging into our compact platform. We place a strong emphasis on efficiency and functional integration, and have designed many components to fulfill as many functions as possible. This strategy reduces the total number of parts, platform size and weight, ultimately providing a more spacious, utilitarian interior and cost-effective vehicle.

The system's innovative architecture consolidates our domain functions across 16 core ECUs all of which support over-the-air updating and data collection via our proprietary hardware and software stack.

Purpose-Built Vehicles

Lifestyle Delivery Vehicle 130

The Lifestyle Delivery Vehicle 130, offers a spacious cargo capacity on a Class-1 footprint to deliver maximized return on investment for a wide range of commercial customers. Our upfit-ready design and top hat is tailored for commercial delivery, providing customization flexibility to meet business needs without compromising space or performance.

Lifestyle Delivery Vehicle 190

The Lifestyle Delivery Vehicle 190, built on the same MPP-1 platform as the Lifestyle Delivery Vehicle 130, is tailored for Class-2 commercial and fleet use. The Lifestyle Delivery Vehicle 190 offers a larger capacity, payload, and cargo utilization while maintaining maneuverability and ergonomics.

Lifestyle Vehicle

Our passenger-oriented LV is the result of a completely re-engineered vehicle design, eliminating wasted space throughout the vehicle and providing exceptional utility to the user. By capitalizing on EV architecture, our LV eliminates compartmentalization, featuring more interior volume than a SUV and an exterior footprint comparable to a compact car, the LV accommodates space for up to seven people.

The LV is expected to feature a minimalist concealed infotainment panel and seamless mobile phone and device connection. It is also expected to have SAE Level 2.5 ADAS with compatibility for more advanced levels of autonomy. We have in sourced all the advanced IP development, including test and validation of ADAS software for the LV. The vehicle architecture is designed to integrate with advanced driver assist technology. As a result, the vehicle will be positioned to evolve and adapt to the next generation of transportation.

Multi-Purpose Delivery Vehicle

Designed from the inside out, our MPDV will be constructed to be a productivity tool built for small businesses and last-mile delivery companies. With last-mile delivery customers in mind, the vehicle is designed to maximize productivity gains with high roof heights, storage lockers, and slide-out ramps. The unique body design for our top hats allows for modifications as required to facilitate dimensional, performance, and cost requirements, providing maximum utility to each business owner.

Pickup

Our Pickup is versatile and incorporates an array of innovative features, designed to help commercial and passenger customers do more with their vehicles. High-utility features include integrated worktables, multi-accessory charge ports for work tools and devices, and multiple spaces for cargo storage to be a ready-for-work vehicle. The Pickup can also be retrofitted with accessories, such as roof racks, camper shells, modular bed dividers and stowage solutions to further customize per the customers' needs, for work or adventure.

Canoo Digital Ecosystem

Our digital ecosystem will be a suite of proprietary products and software tools consisting of our fleet optimized CanooHub, driver mobile app, vehicle Human Machine Interface ("HMI") and data analytics.

CanooHub is a proprietary web-based fleet management portal that empowers Canoo's commercial customers to effectively manage their fleet. To complement Canoo's Lifestyle Delivery Vehicle, CanooHub will support: tracking and management of vehicles, management of driver and vehicle assignments, user and permissions options, sending vehicle commands, keyless entry to vehicles, bulk operations such as OTA, charging, as well as climate and customer support. It will incorporate data and insight on the individual vehicle and fleet such as trips, battery health and vehicle efficiency. CanooHub will be updated continually and serve as a tool for commercial customers to manage their fleet's performance, adding more features and expanding insights over time based on feedback from driving optimizations, charging patterns, recommendations, and fleet performance. CanooHub is intended to be customizable and integrate with existing solutions from our customers.

Canoo's driver mobile app will incorporate valuable insights for real-time vehicle status and access to remote commands. The driver app will enable Passive Keyless Entry (PKE) for keyless entry access and operation of multiple Canoo vehicles and assignment to the appropriate number of drivers for our customers. Our driver mobile app will provide remote commands--such as lock/unlock, charging, climate--live vehicle data and insights on vehicle status and performance, vehicle alerts and notifications for safety, and accessing ecosystem of multiple Canoo vehicles. The driver mobile app is intended for fleet drivers and designed to scale to consumer driver's needs.

Relatedly, vehicle HMI is another component of Canoo's digital ecosystem where it is interconnected with software applications such as CanooHub, web, and driver app. Vehicle HMI encompasses vehicle controls, customizable settings, range mode, cruise control, vehicle alerts, camera feeds for safety and connectivity such as cellular, Wi-Fi and Bluetooth.

Canoo's interconnected ecosystem is powered by a proprietary data and analytics infrastructure. Our streaming cloud data platform and tooling aggregates, processes, and acts on the vast amounts of data generated by our vehicles and products from battery performance to driving behavior to product usage. This data is analyzed to optimize vehicle performance, improve safety, and enhance the overall user experience throughout the vehicle's lifecycle. At scale for fleets, these optimizations may be utilized to add significant cost savings and efficiencies.

Canoo digital ecosystem allows continuous innovation and improvement of our products and services with insights we gain from the entire vehicle lifecycle as well as every single product and service touchpoint across the customer journey. Our end-to-end ownership of digital environment enables us to scale our offerings and our efficiency for rapid innovation to deliver customized, secured and valuable experiences to our customers. We are continuously improving our offerings by adding new capabilities and functionalities.

With our integrated digital environment and ecosystem, we are able to increase customer engagement, improve customer trust and loyalty, enhance customer experience across all touchpoints, and achieve greater efficiency in our software development and innovation. Our customers will have access to a seamless experience across all touchpoints within their vehicle lifecycle and related third party services outside of the automotive sector. We are able to offer personalized experience allowing for quick and easy adaptation and transition between our products and services to increase likelihood for the customer to return as well as to make recommend our brand to others. We are able to offer consistent and efficient experiences through the sales funnel all the way through product and asset management experiences. We are continuing our efforts in increasing our innovation efficiency and scalability made possible by our digital ecosystem in terms of automation, integration and personalization capabilities.

Manufacturing & Product Development Strategy

Manufacturing

Our objective is to maximize return on capital by matching our cost structure with our projected production while meeting timing and quality expectations. We have carefully assessed various manufacturing footprint options and have concluded that building in America is best aligned with our mission and current focus to invest in the communities and states that are investing in high-tech, innovative manufacturing alongside us, creating American jobs. In addition, we are exploring the use of advanced manufacturing techniques including additive manufacturing, laser welding, and flexible factory machinery and equipment, which we believe will enable us to efficiently manufacture top hats serving multiple use cases. This will allow us to more effectively allocate capital to respond to market demand. We have completed definitive agreements with both the State of Oklahoma and the City of Oklahoma City including approximately $115 million of non-dilutive financial incentives, subject to achieving milestone-based objectives.

In addition, we are focused on optimizing our manufacturing plants for capital efficiency. We expect to generate significant capital efficiencies in production as our platform allows for the production of different vehicle derivatives on the same production line. The platform was engineered for optimal production flexibility, and can be manufactured on an entirely independent basis, or in parallel with a vehicle top hat, a considerable innovation in design that reduces complexity in assembly and will facilitate more efficient production at scale.

Canoo has a battery module manufacturing facility in Pryor, Oklahoma. This facility, utilizing highly automated assembly lines, will produce our proprietary battery modules, leveraging our intellectual property on both thermal management and battery management systems. Our battery modules, currently utilizing standard 2170 cylindrical cells, are applicable beyond Canoo vehicles and can be deployed for different energy use cases with a scalable and flexible configuration including those being evaluated by the US Army.

Product Development

Consistent with a focus on continuing to develop proprietary technology, our team has accelerated the research and development of several prototype configurations, enabling us to accelerate the development of the Lifestyle Delivery Vehicle and to design, develop and ultimately present to the public our MPDV, the segment defining Canoo Pickup, and three additional derivatives of our Lifestyle Vehicle. We will continue to seek out new use cases and applications currently not addressed by any of our peers or other market participants.

We are targeting an overall five-star U.S. New Car Assessment Program ("NCAP") crash rating for our Lifestyle Vehicles. In designing our platform and our Lifestyle Vehicle, we have conducted thousands of computer-aided engineering ("CAE") crash simulations to define appropriate crumple zones and optimize the structural design of our vehicles quickly and at a reduced cost relative to traditional automotive development processes.

We believe the results of our physical structural and sub-system crash tests to date have validated the accuracy and utility of our predictive CAE crash modeling and our overall more efficient, digitized approach to vehicle development.

Importantly, we believe the crash tests conducted on our platform will also aid us in more rapidly bringing our future vehicle models to market, as the majority of research and development and a significant portion of crash structure is integrated into the platform design. We believe this provides a critical advantage over our competitors in terms of required capital deployment and program development timing.

Sales and Distribution Strategy

We aim to provide a frictionless experience that puts our products in the hands of commercial and government fleet customers efficiently and in the manner that works best for their businesses, lifestyles and purchasing habits.

We expect to offer direct sales through our website for fleets, individuals, and volume orders. We also anticipate that a future revenue channel will be through sales and licensing the design of secondary market or aftermarket products, such as vehicle accessories, wraps, and other customizable add-ons. Through thoughtful design choices, such as our differentiated vehicle peg boards which can be accessorized with any number of attachments and fastenings for add-ons such as roof racks, additional storage and even a camper, our vehicles have been purpose-built so that each customer, even downstream customers, can have the chance to personalize the vehicle for their own uses or aesthetic preferences. We anticipate that both direct and third-party partners will also support our customers for purchase and installation of our growing catalog of secondary and aftermarket products. Additionally, while some Canoo Digital Ecosystem functionalities are packaged with the vehicle, we expect to offer others as upgradeable options accessed as a subscription service.

To deliver outstanding service and maintenance, we will have a mix of Canoo service centers, mobile service at customer locations and recommended third party service and collision centers, so owners of our vehicles can receive fast and seamless service from trained and skilled technicians wherever they are. As a technology-forward company, much of our service support will be done via over-the-air connection to the vehicles. Our customer journey software will ensure that throughout the course of a vehicle's life, from production and delivery to its first drive and service visit, each event is recorded so that the owner has the most up-to-date and accurate information.

Competitive Strengths

We believe our intentional strategy to focus on the entirety of the vehicle lifecycle provides distinct advantages that position us to win:

- **Non-traditional business model drives revenue throughout the vehicle lifecycle:** Today, OEMs are primarily focused on selling vehicles to their first owner, leaving significant opportunity behind in the aftermarket. We estimate there are 50-70 monetizable touchpoints across a vehicle's entire lifetime, such as car part replacements, service and maintenance. These incremental opportunities come from our durable platform, adaptable top hats, customizable connected accessories, automotive service-related software offerings and over-the-air upgrades. With this approach, we have innovated and rethought the traditional OEM business model and positioned ourselves to capture more value.

- **Highly configurable vehicle platform designed and engineered in-house:** We have developed critical technologies in-house that allow for our vehicle platform to be highly modular and efficient. Over 70% of critical functions for our vehicles are delivered in this platform, enabling us to develop utilitarian vehicles that can address a wide range of use cases and applications. Our current platform architecture can support multiple vehicles, addressing different segments of the vehicle market. Additionally, our vehicle design and engineering is functionality-focused, differentiated by its simplicity and intended superior performance. All of these key innovations are protected intellectual IP, such as our steer-by-wire packaging, suspension and battery pack thermal management, differentiating us from our peers.

- **Software centric ecosystem built upon access to harmonized vehicle data enabling monetization opportunities:** We believe our software and its vehicle agnostic approach is a critical differentiator relative to our peers. By harnessing vehicle data across both Canoo and non-Canoo vehicles, we position ourselves to become the vehicle asset management platform of entire households or fleets. Our software platform is designed to aggregate and anonymize vehicle data such as motor temperature, diagnostic status, and tire pressure either over-the-air from Canoo and other connected vehicles, or via an OBD device for legacy vehicles. We expect the Canoo Digital Ecosystem will be built upon this harmonized vehicle data, which will be analyzed to deliver insights to customers about all their vehicles in one centralized location. As a part of the Canoo Digital Ecosystem, we intend to ultimately build a robust ecosystem of partner solutions including fleet logistics, insurance, charging stations, and body and repair shops, to deepen our value proposition to customers while driving business for our partners.

Most importantly, the Canoo Digital Ecosystem is intended to enable us to maintain connectivity to our customers throughout the vehicle lifecycle, regardless of whether they are the 1st, 2nd, 3rd or 4th vehicle owner. By capturing all the potential touchpoints throughout a vehicle's lifecycle, across multiple owners, we can better understand our customers and provide deeper insights to them, enabling us to continue building the most utilitarian, innovative solutions to address their needs.

Integrating purpose-made hardware and software enables Canoo to seamlessly roll out new functionality and more effectively empower the customer with rich data-driven insights. Canoo has purposefully developed its intellectual property to create a software-defined vehicle and ultimately benefit the end user with realized total cost of ownership benefits.

- **Experienced leadership with a long track record of success and deep expertise in automotive vehicle lifecycle technologies:** Our CEO and Executive Chair of the Board, Tony Aquila, has deep expertise in vehicle asset management software as a pioneer and innovator in this category. He brings a proven track record of building and scaling highly profitable, global businesses. As the founder and former CEO, Tony built Solera Holdings into a leader in vehicle lifecycle management software and services, with over 5 petabytes of data gathered through AI driven data and solutions. Between Solera's initial public offering in 2007 to its acquisition in 2015, Tony helped generate approximately $3 billion of market capitalization value creation, further establishing his success as a leader in the space.

Our leadership team are automotive and technology industry veterans with extensive experience in each step of the vehicle lifecycle. Management has a collective 100+ years of automotive industry experience. We have selectively chosen a highly experienced management team built to take our products and services to market, supported by an accomplished design and engineering team with deep expertise in automotive and EVs. As we grow, we will continue to add experienced team members to key functions in order to support our mission of bringing EVs to everyone.

Growth Strategies

We will continue to invest in the growth of our business to drive revenue and improve customer satisfaction. We believe the growth strategies that we will employ will help maintain strong customer relationships and generate value for stakeholders over the long-term. We plan to achieve this by providing a strategic product that enables our customers to purchase modular accessories, hardware, software products, and variants while continuing to invest in our proprietary technology platform.

The key elements to our growth strategy include:

- **Introducing Next-Generation Models and Variants**: By leveraging our modular platform, we anticipate that new vehicle models and variants can be developed more quickly than traditional models. The new models and variants provide flexibility with launching new use cases, price alternatives and geographies.

- **Bringing Non-Canoo Vehicles into our Ecosystem**: Our software ecosystem is intended to incorporate vehicles produced by us as well as those from other manufacturers. This will increase the number of vehicles our products have access to, and the monetizable services we offer our customers. We aim to offer customers the full suite of services in all of their cars resulting in an opportunity to generate additional revenue streams.

- **Growing Market Share and Expanding Internationally**: We believe our unique modular design, proprietary software ecosystem, customizable customer experience and vehicle technology will allow us to gain market share domestically. As we grow, we may expand internationally increasing our total addressable market. Our standard modular platform will drive efficiency in homologation in new markets. The platform's size is also well suited for international markets.

- **Increasing Penetration of our Digital Ecosystem**: Over time we anticipate that we will be able to capture a higher percentage of the 50-70 customer transactions over a vehicle's lifecycle as we develop additional software capabilities. As we grow our network of customers, we will continue to invest in and enhance our software ecosystem by adding additional vehicle options and services through partnerships.

INTELLECTUAL PROPERTY

Our ability to protect our material intellectual property is important to our business. We rely upon a combination of protections afforded to owners of patents, copyrights, trade secrets, and trademarks, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect our intellectual property rights. In particular, unpatented trade secrets in the fields of research, development and engineering are an important aspect of our business, ensuring that our technology remains confidential. We also pursue patent protection when we believe we have developed a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

As of December 31, 2023, we had 128 pending or allowed U.S. patents and 116 pending or allowed international patent applications. Our patents and patent applications are related to, among other things, EV platforms, powertrain technologies, suspension systems, battery systems, steer-by-wire design, impact features, manufacturing methods and vehicle and product design. We pursue the registration of our domain names and material trademarks and service marks in the United States and in some locations abroad. In an effort to protect our brand, as of December 31, 2023, we had one U.S. registered trademark, one pending U.S. trademark application, and 93 registered or pending international trademarks.

We regularly review our development efforts to assess the existence and patentability of new inventions, and we file additional patent applications when it is determined it would benefit our business to do so.

EMPLOYEES AND HUMAN CAPITAL

As an organization, we pride ourselves on attracting and developing a skilled workforce drawing from extensive automotive and technology experience. As of December 31, 2023, we had 651 employees. Our primary operations are spread across Torrance, CA; Justin, TX; Oklahoma City, OK and Pryor, OK. Our Oklahoma operations now account for 20% of our overall headcount as we continue to ramp our manufacturing and customer delivery capabilities. Approximately 75% of our workforce is engaged in research and development, manufacturing, and related engineering and testing functions.

We maintain a comprehensive compensation and benefits program to attract, retain, incentivize, and reward the talented employees who contribute to our business and who share in our vision to create a cleaner planet. In addition to a competitive base salary, our compensation and benefits program includes heavily subsidized healthcare and insurance benefits, health savings accounts, equity-based compensation awards, 401(k), flexible paid time off, and paid family leave. We provide our employees and their families with access to a variety of flexible and convenient health programs that allow employees to customize their benefits to best meet the needs of their individual families. We provide an Employee Stock Purchase Program for employees to increase their ownership and investment in the company.

We also maintain a Pay for Performance approach to compensation to recognize and reward performance heavily weighted toward stock-based award to further align shareholder and employee interest. Beyond our broad-based employee stock award programs, we use targeted equity-based grants for individuals with elite performance. These programs are continually evaluated and updated by the Compensation Committee of our Board of Directors (our "Board") and management team, as appropriate, to reflect the maturation of our business and to remain competitive in attracting and retaining skilled talent.

Our management team invests significant time and attention in the continued development of our workforce and to our employee career growth and retention efforts. We continue ramping up additional hiring efforts across our organization as we develop our announced vehicle programs and software offerings, expand our geographic footprint, as we continue to ramp up our manufacturing facilities in Oklahoma. We accelerated hiring in the second half of 2023 as we geared our facilities and staff up for ongoing production. As part of our growth and retention strategy, we identify and recruit from well-respected OEMs, tier-one automotive suppliers, automotive engineering firms, software enterprises, and high-growth technology companies, while also incentivizing talent development within our existing organization. As we grow operations in the State of Oklahoma, we have partnered with local agencies to attract residents of the state, which include a significant Native American, Veteran, and state university alumni candidate pool. We are committed to attracting and retaining a workforce that is ethnically, racially, and gender diverse. We integrate diversity, equity, and inclusion principles and practices into our corporate recruiting, onboarding, and long-term retention strategies.

We are invested in seeing that our corporate values are reflected in all aspects of our operations and decision-making, and that our policies and practices reflect our commitment to fostering high ethical standards across our entire organization. We promote a safe work environment by conducting annual anti-harassment training for management and employees alike. Any employee with concerns related to our ethics or integrity, or who wishes to report incidents of fraud or abuse, may lodge an anonymous complaint through an externally-managed web-based platform or hotline without fear of retaliation. We actively seek to comply with all local, state, and federal employment laws.

GOVERNMENT REGULATIONS

We operate in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which we are subject govern, among others, vehicle emissions and the storage, handling, treatment, transportation and disposal of hazardous materials and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, provincial and local level is an important aspect of our ability to continue our operations.

Environmental standards applicable to us are established by the laws and regulations of the countries in which we operate, standards adopted by regulatory agencies and the permits and licenses issued to us. Each of these sources is subject to periodic modifications and what we anticipate will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial administrative, civil or even criminal fines, penalties and possibly orders to cease any violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits or licenses.

Emissions

California has greenhouse gas emissions standards that closely follow the standards of the U.S. Environmental Protection Agency (the "EPA"), as well as requirements for automakers to sell increasing fractions of zero emission vehicles ("ZEVs"). The registration and sale of ZEVs in California could earn us ZEV credits that we could in turn sell to traditional OEMs looking to meet their ZEV sales and greenhouse gas reduction targets in order to meet California's ZEV targets and state and federal emissions regulations. Other U.S. states have adopted similar ZEV standards including Colorado, Connecticut, Maine, Maryland, Massachusetts, Minnesota, Nevada, New Jersey, New Mexico, New York, Oregon, Rhode Island, Vermont, Virginia, and Washington. We intend to take advantage of these regimes by registering and selling ZEVs in these other U.S. states.

ZEV credits in California or other states are calculated under the California Air Resources Board ("CARB") ZEV Regulation in relation to ZEVs sold and registered in California or those states, and include Battery Electric Vehicles, Fuel Cell Electric Vehicles, and Plug-In Hybrid Electric Vehicles ("PHEVs"). The ZEV program assigns ZEV credits to each vehicle manufacturer. Vehicle manufacturers are required to maintain ZEV credits equal to a set percentage of total vehicles sold and registered in California. Under the current ZEV rule (through model year 2025), each ZEV sold and registered in California earns a number of credits based on the drivetrain type and the all-electric range ("AER") of the vehicle under the Urban Dynamometer Driving Schedule Test Cycle. PHEVs receive between 0.4 and 1.3 credits per vehicle sold and registered in California. Battery electric and fuel cell vehicles receive between 1 and 4 credits per vehicle sold in California, based on range. The credit requirement was 9.5% in 2020, which required about 3% of sales to be ZEVs. The credit requirement will rise to 22% in 2025, which will require about 8% of sales to be ZEVs. If a vehicle manufacturer does not produce enough EVs to meet our quota, it can choose to buy credits from other manufacturers or pay a $5,000 fine for each credit it is short. Rules related to crediting and requirements will change beginning in model year 2026 under the recently adopted Advanced Clean Cars II regulation.

Federal and State Incentives in the United States

Canoo and its customers may benefit from certain provisions of the Inflation Reduction Act ("IRA"), which Congress passed and the President signed into law in 2022. Many of the provisions of that law took effect after December 31, 2022.

Specifically, Canoo customers will benefit from the IRA's Commercial Clean Vehicle Tax Credit (Internal Revenue Code ("I.R.C.") Section 45W). Customers that place Canoo vehicles into service in 2023 are eligible for the maximum amount of that credit ($7,500 per vehicle). Tribal, state, and local governments may be able to realize comparable benefits utilizing the IRA's direct pay provisions.

Canoo's fleet customers also may benefit from the IRA's Alternative Fuel Infrastructure Tax Credit (I.R.C. Section 30C). Subject to certain conditions, customers who place a charging station in service 2023 may be eligible for a tax credit of up to 30% (up to $100,000) of the cost of the qualified property alternative fuel vehicle refueling property placed into service through December 31, 2032.

Canoo makes battery modules and announced plans in 2022 to establish a battery module production facility in Pryor, Oklahoma which is now operational. As such, the Company may benefit from the IRA's Advanced Manufacturing Production Tax Credit (I.R.C. Section 45X). Subject to certain conditions, manufacturers can claim a credit for each battery module or other eligible component made in the United States.

Canoo may benefit indirectly from $7.5 billion in Bipartisan Infrastructure Law funding made available beginning in 2022 to build out a nationwide network of electric vehicle fast charging stations. The Company may also be eligible for a loan pursuant to the Advanced Technology Vehicles Manufacturing Loan Program administered by the U.S. Department of Energy.

In addition to federal tax credits, some U.S. states maintain laws that encourage the purchase of eligible zero emission vehicles. For example, California, Colorado, and Oregon provide state tax credits or rebates for the purchase of EVs. New Jersey and Washington exempt the purchase of EVs from state sales tax. Other inducements include preferential parking or dedicated highway lanes.

Some of these programs have eligibility limits based on either consumer income or the manufacturer's suggested retail price of the vehicle. Others will supply rebates or credits only until a set aside amount of funding or credit authority exists. Several states plan to phase out inducements over time or as a specific volume of eligible vehicles is sold.

Many U.S. states and municipalities, as well as certain private organizations, offer financial and other incentives to businesses to encourage investment and economic development in particular areas. These incentives generally are conditional and depend on meeting agreed performance requirements, such as creating a specific number of jobs or paying a minimum average annual wage.

In 2022, Canoo announced plans to establish a vehicle manufacturing facility in Oklahoma City, Oklahoma and a battery module manufacturing facility in Pryor, Oklahoma. For these investments, state, local, and tribal governments offered Canoo economic development incentives. Those incentive offers apply to facilities Canoo has in the state of Oklahoma and total $115 million.

EPA Emissions and Certificate of Conformity

The U.S. Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by CARB certifying that our vehicles comply with all applicable emissions and related certification requirements. A Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act's standards and a CARB Executive Order is required for vehicles sold in California and states that have adopted California's stricter standards for emissions controls related to new vehicles and engines sold in such states. States that have adopted the California standards as approved by EPA also recognize the CARB Executive Order for sales of vehicles. In addition to California, there are 17 other states that have either adopted or are in the process of adopting the stricter California standards, including New York, Massachusetts, Vermont, Maine, Pennsylvania, Connecticut, Rhode Island, Washington, Oregon, New Jersey, Maryland, Delaware, Colorado, Minnesota, Nevada, Virginia, and New Mexico.

Although our vehicles have zero tailpipe emissions, we are required to seek an EPA Certificate of Conformity for vehicles sold in states covered by the Clean Air Act's standards and a CARB Executive Order for vehicles sold in California or any of the other 13 states identified above that have adopted the stricter California standards.

Vehicle Safety and Testing

Our vehicles are subject to, and will be required to comply with, the National Traffic and Motor Vehicle Safety Act, as amended, and numerous regulatory requirements established by the National Highway Traffic Safety Administration ("NHTSA"), an operating administration of the U.S. Department of Transportation, including applicable U.S. federal motor vehicle safety standards ("FMVSS"). The Lifestyle Delivery Vehicle 130 fully complies with all applicable FMVSS without the need for any exemptions, and expect our future EVs to either fully comply or comply with limited exemptions related to new technologies.

As a manufacturer, we must self-certify that our vehicles meet all applicable FMVSS, as well as the NHTSA bumper standard, or otherwise are exempt, before the vehicles can be manufactured for sale, sold, offered for sale, introduced or delivered for introduction in interstate commerce, or imported into the United States. Numerous FMVSS regulations will apply to our vehicles, such as crash-worthiness requirements, crash avoidance requirements and EV-specific requirements. We will also be required to comply with other federal laws and regulations administered by NHTSA, including, among other things, ensuring our vehicles do not contain defects related to motor vehicle safety, recall requirements, the corporate average fuel economy ("CAFE") standards, Theft Prevention Act requirements, consumer information labeling requirements, reporting required notices, bulletins and other communications, TREAD Act/Early Warning Information reporting, foreign recall reporting and owner's manual requirements.

The Automobile Information and Disclosure Act requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer's suggested retail price, optional equipment and pricing. In addition, this law allows inclusion of city and highway fuel economy ratings, as determined by EPA, as well as crash test ratings as determined by NHTSA if such tests are conducted.

If we expand our offerings outside of the United States, our vehicles will be subject to foreign safety, environmental and other regulations. Many of those regulations are different from those applicable in the United States and may require redesign and/or retesting. For example, the European Union ("E.U.") has established new approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each E.U. member state, the initial of which rules were rolled out on September 1, 2020. Both domestically and abroad regulations that apply to our vehicles may change over time, so we will regularly evaluate these change and proposed changes to ensure our vehicles can remain available to the markets we serve.

In addition to the various territorial legal requirements we are obligated to meet, our vehicles are engineered with the intent to achieve five-star safety rating in the U.S.'s main voluntary vehicle safety performance assessment programs, U.S. NCAP. Five-star is the maximum attainable score. NHTSA has introduced a number of additional safety related tests aimed at improving the safety of passenger vehicles.

Automobile Manufacturer and Dealer Regulation

In the United States, state laws regulate the manufacture, distribution, sale and service of automobiles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to residents. Canoo currently is licensed to sell vehicles by the State of California. With that license, we can sell to customers across the country as a matter of interstate commerce.

However, certain other states do not permit automobile manufacturers to be licensed as dealers or to act in the capacity of a dealer, or otherwise restrict a manufacturer's ability to deliver or service vehicles. Some automobile dealer trade associations have challenged the legality of direct selling by motor vehicle manufacturers in court or have used administrative and legislative processes to attempt to prohibit or limit manufacturers' ability to operate existing dealerships or to expand to new locations. Certain dealer associations have lobbied state licensing agencies and legislators to interpret existing laws or to enact new laws in ways that prevent manufacturers from selling vehicles to customers.

Canoo will continue to support laws, regulations and policies that enable motor vehicle manufacturers to distribute, sell and service their vehicles efficiently and in ways that best meet the needs of their customers.

Battery Safety and Testing Regulation

Our battery pack conforms to mandatory regulations that govern transport of "dangerous goods," defined to include lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related UN Manual Tests and Criteria. The regulations vary by mode of shipping transportation, such as by ocean vessel, rail, truck or air. Prior to launch, we plan to complete all applicable transportation tests for our battery packs, demonstrating our compliance with applicable regulations. We will use lithium-ion cells in the high voltage battery packs in our vehicles. The use, storage, and disposal of our battery packs is regulated under federal law.

Our battery packs are intended to meet the applicable compliance requirements of the UN Manual of Tests and Criteria demonstrating our ability to ship battery packs by any method.

These tests include:

Altitude simulation — simulating air transport;

Thermal cycling — assessing cell and battery seal integrity;

Vibration — simulating vibration during transport;

Shock — simulating possible impacts during transport;

External short circuit — simulating an external short circuit; and

Overcharge — evaluating the ability of a rechargeable battery to withstand overcharging.

Right to Repair

Additionally, we are subject to certain laws and regulations, including right-to-repair legislation enacted in a number of states, that may require us to provide third-party access to our network, parts, tools, and/or vehicle systems.

COMPETITION

We have experienced, and expect to continue to experience, intense competition from a number of companies, particularly as the transportation sector increasingly shifts towards low-emission, zero-emission or carbon neutral solutions. Competing vehicles include internal combustion vehicles from established automobile manufacturers as well as alternative fuel and electric vehicles manufactured, or to be manufactured, by established and new automobile manufacturers. Many major automobile manufacturers currently offer EVs and hybrid vehicles, including plug-in versions, and many prospective automobile manufacturers are developing EVs. In recent years, interest in EVs from public investors has made access to public capital more readily available for newer entrants into the EV market, which in turn has increased the number of viable competitors. We believe the primary competitive factors in the EV market include, but are not limited to:

- product availability;

- technological innovation;

- product quality, reliability and safety;

- service options;

- product performance;

- design and styling;

- product price;

- manufacturing efficiency;

- access to reliable supply for raw materials and parts, including batteries;

- marketing and consumer adoption; and

- access to and efficient allocation of capital.

We believe that our EVs will compete favorably on the basis of these factors; however, many of our current and potential competitors have greater financial, technical, manufacturing, marketing and other resources than we do. Our competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing and support of their alternative fuel vehicle and EV programs. Additionally, our competitors may also have greater name recognition, longer operating histories, larger sales forces, more traditional sales and distribution strategies, broader customer and industry relationships and other tangible and intangible resources than we do. These competitors also compete with us in recruiting and retaining qualified research and development, manufacturing, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our products. Additional mergers and acquisitions in the EV market may result in even more resources being concentrated in our competitors.

AVAILABLE INFORMATION

We file electronically with the U.S. Securities and Exchange Commission (the "SEC") our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make available on our website at www.canoo.com, free of charge, copies of these reports and other information as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties including those described below. You should consider them carefully, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial may also become important factors that adversely affect our business. If any of these risks occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment.

Summary of Risk Factors

Below is a summary of material factors that make an investment in our Common Stock speculative or risky. Importantly, this summary does not address all the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under "Cautionary Note Regarding Forward-Looking Statements" and Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. The below summary is qualified in its entirety by those more complete discussions of such risks and uncertainties. You should consider carefully the risks and uncertainties described under Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K as part of your evaluation of an investment in our Common Stock.

- We are an early stage company with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.
- We may be unable to adequately control the costs associated with our operations.
- Our current business plans require a significant amount of capital. If we are unable to obtain sufficient funding or do not have access to capital, we will be unable to execute our business plans and our prospects, financial condition and results of operations could be materially adversely affected.
- Our management has performed an analysis of our ability to continue as a going concern and has identified substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient additional funding or do not have access to additional capital, we will be unable to execute our business plans and could be required to terminate or significantly curtail our operations.
- The resulting market price of our Common Stock following the Reverse Stock Split may not attract new investors, and it is not certain that the Reverse Stock Split will result in a sustained proportionate increase in the market price of our Common Stock.
- We have not achieved positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.
- Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors.
- Our limited operating history makes evaluating our business and future prospects difficult and increases the risk of your investment.
- We have remediated the material weaknesses previously reported in our internal control over financial reporting, but if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal

controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

- If we fail to manage our growth effectively, we may not be able to design, develop, manufacture, market and launch our EVs successfully.
- We are highly dependent on the services of our key employees and senior management and, if we are unable to attract and retain key employees and hire qualified management, technical and EV engineering personnel, our ability to compete could be harmed.
- We face significant barriers to manufacture and bring our EVs to market, and if we cannot successfully overcome those barriers our business will be negatively impacted.
- Outstanding amounts and limited capacity under the Yorkville PPA will make us more vulnerable to downturns in our financial condition.
- Customers who have committed to purchase significant amounts of our vehicles may purchase significantly fewer vehicles than we currently anticipate or none at all. In that case, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.
- Our ability to develop and manufacture EVs of sufficient quality and appeal to customers on schedule and on a large scale is unproven and still evolving.
- We will depend initially on revenue generated from a single EV model and in the foreseeable future will be significantly dependent on a limited number of models.
- There is no guarantee that we will be able to develop our software platform, Canoo Digital Ecosystem, or that if we are able to develop it, that we will obtain the revenue and other benefits we expect from it.
- We may fail to attract new customers in sufficient numbers or at sufficient rates or at all or to retain existing customers, if any, and may face risks if we are dependent on a small number of customers for a significant portion of our revenues.
- If our EVs fail to perform as expected, our ability to develop, market and deploy our EVs could be harmed.
- Our distribution model may expose us to risk and if unsuccessful may impact our business prospects and results of operations.
- We face legal, regulatory and legislative uncertainty in how our go-to-market models will be interpreted under existing and future law, including the potential inability to protect our intellectual property rights, and we may be required to adjust our consumer business model in certain jurisdictions as a result.
- If we fail to successfully build and tool our manufacturing facilities and/or if we are unable to establish or continue a relationship with a contract manufacturer or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed.
- We may not be able to realize the non-dilutive financial incentives offered by the State of Oklahoma where we will develop our own manufacturing facilities.
- We and our third-party suppliers will rely on complex machinery for production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.
- We have no experience to date in high volume manufacture of our EVs.
- We may experience significant delays in the design, production and launch of our EVs, which could harm our business, prospects, financial condition and operating results.
- Increases in costs, disruption of supply or shortage of raw materials and other components used in our vehicles, in particular lithium-ion battery cells, could harm our business.
- We are dependent on our suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver necessary components of our EVs at prices and volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.
- We are or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.
- The automotive market is highly competitive and technological developments by our competitors may adversely affect the demand for our EVs and our competitiveness in this industry.
- If the market for EVs does not develop as we expect or develops more slowly than is expected, our business, prospects, financial condition and operating results will be adversely affected.
- We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply.
- Our EVs are based on the use of complex and novel steer-by-wire technology that is unproven on a wide commercial scale.
- Our EVs rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

- We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our EVs and customer data processed by us or third-party vendors.
- Our stock price has been volatile, and the market price of our Common Stock may drop below the price you pay.
- Future sales and issuances of our equity or convertible securities could result in dilution to our existing stockholders and could cause the price of our Common Stock to decline.
- Substantial blocks of our total outstanding shares may be sold into the market. If there are substantial sales or issuances of shares of our Common Stock, the price of our Common Stock could decline.
- Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our securities.
- Economic, regulatory, political and other events, including fluctuating interest rates, sustained inflation, slower growth or recession, issues with supply chain, shortage of labor, national and global geopolitical and economic uncertainty, may adversely affect our financial results.
- Our ability to meet the timelines we have established for production and manufacturing milestones of our EVs is uncertain.

Risks Related to Our Business and Financial Results

We are an early stage company with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We incurred a net loss and comprehensive loss of $302.0 million and $487.7 million, for the years ended December 31, 2023 and 2022, respectively. We believe we will continue to incur operating and net losses and comprehensive losses each quarter, at least until we significantly advance operations and produce and deliver our EVs to the market on a large scale. Due to various circumstances we have in the past, and may in the future, delay the launch and delivery of our vehicles, or may not be able to deliver them at all. Even if we are able to successfully develop our EVs and attract customers for our vehicle and product offerings, there can be no assurance that we will be financially successful. Our potential profitability is dependent upon the successful development and successful commercial introduction and acceptance of our EVs, which may not occur.

We expect the rate at which we will incur losses to be significantly higher in future periods as we:

- continue to design, develop, manufacture and market our EVs;

- continue to utilize third-parties for supply, parts of our product development process and pre-production manufacturing;

- expand and scale our production capabilities, including costs associated with developing and equipping our own manufacturing facilities (or if required, outsourcing some of the manufacturing of our EVs);

- build up inventories of parts and components for our EVs;

- manufacture an inventory of our EVs;

- continue to design, develop, and launch our software offerings and other non-vehicle products;

- expand our installation and servicing and repair capabilities;

- increase our sales and marketing activities and develop our distribution infrastructure; and

- increase our general and administrative functions to support our growing operations and to operate as a public company.

Because we will incur the costs and expenses from these efforts before we receive substantial amounts of incremental revenue with respect thereto, our losses in future periods will continue to be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenue, which would further increase our losses.

We may be unable to adequately control the costs associated with our operations.

We require significant capital to develop and grow our business, including acquiring, developing and tooling our production facilities, developing and producing our EVs, establishing or expanding design, research and development, production, sales, customer experience and service facilities and building our brand. We have incurred and expect to continue incurring significant expenses which will impact our profitability, including expenses to develop and tool our facilities, research and development expenses (including related to developing and commercializing our Lifestyle Delivery Vehicle 130, Lifestyle Delivery Vehicle 190, MPDV and Pickup, configurations thereof, and other future vehicles), raw material procurement costs, sales and distribution expenses as we build our brand and market our EVs and other products, and general and administrative expenses as we scale our operations, identify and commit resources to investigate new areas of demand and incur costs as a public company. Furthermore, although we believe the intended modularity of our EV platform will allow us to reduce costs to develop and manufacture new vehicles, we cannot guarantee that this will be the case and the development and manufacture of new vehicle models may require greater capital expenditure than anticipated. In addition, we may incur significant costs associated with developing and operating both effective sales channels as well as a robust service and maintenance network for our EVs. Our ability to become profitable in the future will not only depend on our ability to complete the design and development of our EVs to meet projected performance metrics, identify and investigate new areas of demand and successfully market our EVs, but also to sell our EVs at prices needed to achieve our expected margins and control our capital expenditures and costs, including the risks and costs associated with developing our facilities, operating, maintaining and financing our fleet of EVs. If we are unable to efficiently design, develop, manufacture, market, deploy, distribute and service our EVs, our margins, profitability and prospects would be materially and adversely affected.

Our current business plans require a significant amount of capital. If we are unable to obtain sufficient funding or do not have access to capital, we may not be able to execute our business plans and our prospects, financial condition and results of operations could be materially adversely affected.

We have experienced operating losses, and we expect to continue to incur operating losses as we implement our business plans. We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business. We expect to expend capital with significant outlays directed both toward bringing our current vehicle programs to market as well as developing additional vehicles, along with related products and service offerings. The fact that we have a limited operating history means we have limited historical data on the demand for our EVs and other products. As a result, our future capital requirements are uncertain and actual capital requirements may be different from those we currently anticipate. In addition, new opportunities for growth in future product lines and markets may arise and may require additional capital.

During the year ended December 31, 2023, our principal sources of liquidity were proceeds from the Yorkville PPA (Notes 9 and 14), Yorkville Convertible Debentures (Note 9), the RDO SPA (Note 14), the Preferred Stock Purchase Agreement (Note 14), the ATM Offering (Note 14) and the PIPEs (Note 13), as well as our unrestricted cash balance in the amount of $6.4 million as of December 31, 2023. As an early-stage growth company, our ability to access capital is critical. We expect that we will need to raise additional capital in order to continue to execute our business plans in the future, and we plan to seek equity and/or debt financing, including by offering additional equity, and/or equity-linked securities, through one or more credit facilities and potentially by offering debt securities, to finance a portion of our future expenditures. The global macroeconomic environment and the resulting negative impacts on capital markets as well as other geopolitical forces may make it more difficult for us to raise additional funds.

Further, we previously entered into the ATM Sales Agreement (Note 14) whereby we have the right, but not the obligation, to sell shares of our Common Stock, having an aggregate sales price of up to $200.0 million, from time to time, through an "at the market offering" program. However, our optionality under the Yorkville PPA and the ATM Sales Agreement is subject to certain conditions that may not be satisfied. Accordingly, we may not be able to utilize these facilities to raise additional capital when, or in the amounts, we may require. The Yorkville PPA, including the supplemental agreements to the Yorkville PPA, restrict our ability to utilize the ATM Sales Agreement while there are Pre-Paid Advances outstanding. As such, there is no guarantee that we will be able to sell any additional shares and receive any additional proceeds from the ATM Sales Agreement.

The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders. Our ability to obtain the necessary additional financing to carry out our business plans or to refinance, if necessary, any outstanding debt when due is subject to a number of factors, including general market conditions, which continue to experience volatility and disruptions as a result of inflation expectations and interest rate changes, and investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds on favorable terms, we may have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. We might not be able to obtain any such funding or we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations and our prospects, financial consolidated results of operations could be materially adversely affected, in which case our investors could lose some or all of their investment.

Our management has performed an analysis of our ability to continue as a going concern and has identified substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient additional funding or do not have access to capital, we may be required to terminate or significantly curtail our operations.

Based on their assessment, our management has raised concerns about our ability to continue as a going concern. Management continues to explore raising additional capital through a combination of debt financing, other non-dilutive financing and/or equity financing to supplement the Company's capitalization and liquidity. However, as substantial doubt about our ability to continue as a going concern exists, our ability to finance our operations through the sale and issuance of additional debt or equity securities or through bank or other financing could be impaired and management cannot conclude as of the date of this filing that its plans are probable of being successfully implemented. As of the date of this report, we believe that our existing cash resources and additional sources of liquidity are not sufficient to support planned operations for the next 12 months. Our ability to continue as a going concern will depend on our ability to obtain additional capital.

During the year ended December 31, 2023, our principal sources of liquidity were proceeds from the Yorkville PPA (Notes 9 and 14), Yorkville Convertible Debentures (Note 9), the RDO SPA (Note 14), Preferred Stock Purchase Agreement (Note 14), the ATM Offering (Note 14) and the PIPEs (Note 13), as well as our unrestricted cash balance in the amount of $6.4 million as of December 31, 2023. We continue to explore potential sources of capital financing, but our current sources of financing remain limited. The decision regarding future sale of shares is subject to market conditions, such as trading volume, price of our Common Stock and other factors beyond our control. Furthermore, under the terms of the PPA (Notes 9 and 14) and the Eighth Supplemental Agreement (Note 19), if there are any amounts outstanding under a Pre-Paid Advance, we are not permitted to utilize the ATM Sales Agreement without prior consent from Yorkville. Additional capital may not be available on favorable terms, or at all, and additional equity financing, including shares issued under the Yorkville PPA or ATM Sales Agreement, could further dilute our current stockholders. If we raise additional funds by issuing debt securities or preferred stock, or by incurring additional loans, these forms of financing would have rights, preferences, and privileges senior to those of holders of our Common Stock. If adequate capital is not available to us in the amounts needed, we could be required to terminate or significantly curtail our operations in which case our investors could lose some or all of their investment.

The resulting market price of our Common Stock following the Reverse Stock Split may not attract new investors, and it is not certain that the Reverse Stock Split will result in a sustained proportionate increase in the market price of our Common Stock.

On March 8, 2024, the Company effected the Reverse Stock Split as discussed in Note 19. Although we believe that a higher market price of our Common Stock resulting from the Reverse Stock Split may help generate greater or broader investor interest, there can be no assurance that such higher market price will attract new investors, including institutional investors. Additionally, it cannot be assured that the Reverse Stock Split will result in any sustained proportionate increase in the market price of our Common Stock, which is dependent upon many factors, including our business and financial performance, general market conditions and prospects for future success, which are unrelated to the number of shares of our Common Stock outstanding. It is not uncommon for the market price of a company's common stock to decline in the period following a reverse stock split. If the market price of our Common Stock falls below $1.00 per share for a period of at least 30 trading days, our Common Stock may be delisted from The Nasdaq Capital Market.

We have not achieved positive operating cash flow and, given our projected funding needs, our ability to generate positive cash flow is uncertain.

We have had negative cash flow from operating activities of $251.1 million and $400.5 million for the years ended December 31, 2023 and 2022, respectively. We expect to continue to have negative cash flow from operating and investing activities for 2024 as we will continue to incur research and development, sales and marketing, and general and administrative expenses and make capital expenditures in our efforts to develop and tool our facilities for production, increase sales, engage in development work and ramp up operations, including capital expenditures directed toward the manufacturing of our EVs. Our business also will at times require significant amounts of working capital to support the growth of additional EV platforms and vehicle models. An inability to generate positive cash flow may adversely affect our ability to raise needed capital for our business on reasonable terms, diminish supplier or customer willingness to enter into transactions with us, and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs, product demand and other factors.

We expect our period-to-period financial results to vary based on our operating costs and product demand, which we anticipate will fluctuate as the pace at which we continue to design, develop and manufacture new EVs, increase production capacity and establish or expand design, research and development, production, sales and service facilities. Fluctuations in our period-to-period financial results may be further exacerbated as a result of factors beyond our control, including inflation, national and global geopolitical and economic certainty, changes in interest rates, demand for components and materials, and cost of labor. Additionally, our revenue from period to period may fluctuate as we identify and investigate areas of demand, adjust volumes and add new product derivatives based on market demand and margin opportunities, develop and introduce new EVs or introduce existing EVs to new markets for the first time. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results are not and will not be necessarily meaningful for the foreseeable future and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of our Common Stock could fall substantially, either suddenly or over time.

Our limited operating history makes evaluating our business and future prospects difficult and increases the risk of your investment.

You must consider the risks and difficulties we face as an early stage company with a limited operating history. If we do not successfully address these risks, our business, prospects, financial condition and operating results will be materially and adversely harmed. Legacy Canoo was incorporated in November 2017, and we became a public company in late 2020. As a result, we have a very limited operating history on which investors can base an evaluation of our business, prospects, financial condition and operating results. There are no assurances that we will be able to secure future business with customers.

It is difficult to predict our future revenue and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

We have remediated the material weaknesses previously reported in our internal control over financial reporting, but if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2019, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Although the identified weaknesses have been remediated, we cannot assure you that we will not identify other material weaknesses in the future and that the measures we may take in that case, will be sufficient to remediate any control deficiencies. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we identify additional material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our Common Stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

If we fail to manage our growth effectively, we may not be able to design, develop, manufacture, market and launch our EVs successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We intend to expand our operations significantly. We expect our future expansion to include:

- developing our facilities;

- expanding the management team;

- hiring and training new personnel;

- forecasting production and revenue;

- controlling expenses and investments in anticipation of expanded operations;

- establishing or expanding design, production, sales and service facilities;

- implementing and enhancing administrative infrastructure, systems and processes; and

- expanding into new markets.

Our focus on delivering a high quality and engaging experience for our customers may not maximize short-term financial results, which may yield results that conflict with the market's expectations and could result in our stock price being negatively affected.

We are passionate about continually enhancing our customers' experience with a focus on driving long-term customer engagement through innovative, technologically advanced vehicles and services, which may not necessarily maximize short-term financial results. We frequently make business decisions that may reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve the customers' experience, which we believe will improve our financial results over the long-term. These decisions may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our business, prospects, financial condition, results of operations and cash flows could be materially and adversely impacted.

We are highly dependent on the services of our key employees and senior management and, if we are unable to attract and retain key employees and hire qualified management, technical personnel, our ability to compete could be harmed.

Our success depends, in part, on our ability to retain our key personnel. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business. In particular, we are highly dependent on the services and reputation of Tony Aquila, our Chief Executive Officer and Executive Chair. Mr. Aquila is a significant influence on and driver of our business plan. If Mr. Aquila were to discontinue his service due to death, disability or any other reason, or if his reputation is adversely impacted by personal actions or omissions or other events within or outside his control, we would be significantly disadvantaged.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. We intend to continue to hire a significant number of additional personnel, including software engineers, design and production personnel and service technicians for our EVs and related products, including our software offerings. Competition for individuals with experience designing, producing and servicing EVs and automotive software is intense particularly given current labor shortages. As a result, it may be challenging to attract, hire and retain skilled personnel, in particular automotive engineering and software engineers. The geographic location of the areas where we operate or intend to operate, including Oklahoma, Michigan, Texas and Southern California may exacerbate these challenges given that availability of skilled personnel with experience in EVs and automotive software may not be as readily or historically available in certain of those locations.

Moreover, in the near term, the successful launch and ramp up of our manufacturing operations will require the hiring of substantial numbers of new personnel. Because our EVs are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in alternative fuel and EVs may not be available to hire, and as a result, we expect to expend significant time and expense training any newly hired employees. The timely and successful launch of our manufacturing operations, and thus our vehicle programs, is dependent upon on our ability to identify, hire, attract, train and retain enough qualified personnel to develop our facilities and initiate production of our EVs at scale.

We face significant barriers to manufacture and bring our EVs to market, and if we cannot successfully overcome those barriers our business will be negatively impacted.

The EV industry has traditionally been characterized by significant barriers to entry, including the ability to meet performance requirements or industry specifications, acceptance by end users, large capital requirements, investment costs of design and production, long lead times to bring EVs to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image the need to establish sales capabilities, and increasing competition of more established companies. If we are not able to overcome these barriers, our business, prospects, financial condition and operating results will be negatively impacted and our ability to grow our business will be harmed.

Outstanding amounts and limited capacity under the Yorkville PPA will make us more vulnerable to downturns in our financial condition.

As of March 25, 2024, the aggregate principal balance outstanding under the Pre-Paid Advances under the PPA equal $45.0 million. Under the terms of the PPA, as of March 25, 2024, the Company has drawn down $299.9 million of the $300 million under the PPA. As such, additional capital under the PPA will not be available to the Company without Yorkville agreeing to amend the PPA or entering into a new financing arrangement. Any future amendment or new financing arrangements may be subject to additional terms and conditions, including the shareholder approval rules of Nasdaq. Pursuant to the Eighth Supplemental Agreement to the PPA (Note 19) if, any time after April 12, 2024, the VWAP of our Common Stock is less than $1.85 per share (the "Trigger Price") for at least five trading days during a period of seven consecutive trading days (the last such day of each such occurrence, a "Triggering Date"), then the Company is required to make monthly repayments of all outstanding Pre-Paid Advance amounts beginning on the 10th calendar day after such Triggering Date and continuing on the same day of each successive calendar month until the entire amount of all such Pre-Paid Advance balances shall have been paid or until the payment obligation ceases. Each monthly payment shall be in an amount equal to the sum of (i) $12.5 million in principal amount (or the remaining outstanding principal balance, if less), (ii) the redemption premium in respect of such principal amount and (iii) accrued and unpaid interest in respect of such amount as of each monthly payment date. The obligation of the Company to make monthly payments thereunder will cease (with respect to any payment that has not yet come due) if the VWAP of our Common Stock is greater than the Trigger Price for a period of five consecutive trading days. The PPA contains other events of default which could also require us to repay outstanding amounts. Furthermore, under the terms of the PPA and the Eighth Supplemental Agreement, if there are any amounts outstanding under a Pre-Paid Advance, we are not permitted to utilize the ATM Sales Agreement without prior consent from Yorkville. Any subsequent debt we may owe Yorkville under the PPA or any other debt owed to other parties could make us more vulnerable to a downturn in our operating results or a downturn in economic conditions. If our cash flow from operations is insufficient to meet any debt service requirements or we incur an event of default, we could be required to refinance our obligations, or dispose of assets in order to meet debt service requirements.

Customers who have committed to purchase significant amounts of our vehicles may purchase significantly fewer vehicles than we currently anticipate or none at all. In that case, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

Our future success depends on us commencing commercial sales and attracting a large number of customers for our EVs. In the near-term, if we are able to complete the development of our EVs, we have secured commitments from certain customers, including, among others, Walmart, Zeeba and Kingbee to purchase vehicles. Pursuant to EV Fleet Purchase Agreements, such parties agreed to purchase certain specific number of EVs, in each case with an option to purchase additional EVs. Such parties' purchases are subject to us meeting certain acceptance and performance criteria with respect to EVs. If we are unable to meet such requirements, such parties may terminate the EV Fleet Purchase Agreements or decide to purchase fewer vehicles than expected. Walmart also has the right to terminate the Walmart EV Fleet Purchase Agreement for convenience upon at least 30 days' written notice. Furthermore, these parties may not have the financial resources to purchase vehicles from us. If these parties terminate the EV Fleet Purchase Agreements or purchase less EVs than expected or none at all, we will not realize the revenue that we expect to realize from these agreements.

In addition, the automotive market is highly competitive, and our relationship with Walmart will limit our access to certain customers that could represent substantial business opportunities. Under the Walmart EV Fleet Purchase Agreement, we granted Walmart exclusivity rights, which restrict our ability to contract with Amazon.com, Inc., its subsidiaries, or affiliates. If due to the exclusivity granted to Walmart, we cannot sell our EVs to these customers, our operations may be adversely impacted. Furthermore, our commercial relationship with Walmart, together with its ownership of our Common Stock as a result of the exercise of the Warrant we issued to Walmart, may deter Walmart's competitors or other third parties from contracting with us.

As a result of the EV Fleet Purchase Agreements, we will make substantial capital investments and strategic business decisions. If we are unable to maintain our relationships with certain customers, including, among others, Walmart, Zeeba or Kingbee or other similar parties, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions could adversely affect our current financial condition and projected business operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. In addition, there is the possibility that we may not be able to access a portion of our existing cash and cash equivalents and investments in marketable securities due to market conditions. If banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened and could have a material adverse effect on our business and financial condition.

Risks Related to our Customers and Products

Our ability to develop and manufacture EVs of sufficient quality and appeal to customers on schedule and on a large scale is unproven and still evolving.

Our future business depends in large part on our ability to execute our plans to design, develop, manufacture, market, deploy and service our EVs and other product offerings.

In 2023, we conducted limited production of our Lifestyle Delivery Vehicle. In 2024, we expect that additional production of the Lifestyle Delivery Vehicle will be offered, with our other vehicle models and configurations to come thereafter. However, we have significant milestones to achieve before then and we have had to delay and reassess our launch dates various times in the past. Our continued development and manufacturing of our first volume manufactured EVs and our future EVs are and will be subject to risks, including with respect to:

- appropriate design and timely development and tooling of our manufacturing facilities or availability of alternatives to production, if we face challenges that impact the timely development of our facilities;

- the equipment we plan to use being able to accurately manufacture our EVs within specified design tolerances;

- the compatibility of our proprietary modular EV platform with each of our currently planned vehicles and future vehicle designs;

- long- and short-term durability of our EVs to withstand day-to-day wear and tear;

- compliance with environmental, workplace safety and similar regulations;

- engineering, designing and testing and securing delivery of critical systems and components on acceptable terms and in a timely manner;

- delays in delivery of final systems and components by our suppliers;

- shifts in demand for our current products and future derivatives built off our EV platform;

- our ability to attract, recruit, hire and train skilled employees;

- quality controls, particularly as we plan to expand our production capabilities;

- delays or disruptions in our supply chain;

- other delays and cost overruns; and

- our ability to secure additional funding, if necessary.

We also currently plan to retain third-party vendors and service providers to engineer, design and test some of the critical systems and components of our EVs. While this allows us to draw from such third parties' industry knowledge and expertise, there can be no assurance such systems and components will be successfully developed to our specifications or delivered in a timely manner to meet our program timing requirements.

We will depend initially on revenue generated from a single EV model and in the foreseeable future will be significantly dependent on a limited number of models.

Our business will initially depend substantially on the success of our first vehicle releases, primarily our Lifestyle Delivery Vehicle. We expect to be ready to deliver the Lifestyle Delivery Vehicle and its variants first; however, at this time, there is no absolute certainty regarding timing of production in material volume of this model or our other models. Historically, automobile customers have come to expect a variety of vehicle models offered in a manufacturer's fleet and new and improved vehicle models to be introduced frequently. In order to meet these expectations as well as evolving areas of market demand and margin opportunities, we plan in the future to introduce on a regular basis new EV models as well as enhance versions of existing vehicle models. The introduction of new EV models on the consumer side may limit customers' willingness to purchase older model EVs. To the extent our product variety and cycles do not meet consumer expectations or cannot be manufactured on our projected timelines and in line with cost and volume targets, our financial results may be materially adversely affected. Given that for the foreseeable future, our business will depend on a limited number of models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected. This could have a material adverse effect on our business, prospects, financial condition and operating results.

There is no guarantee that we will be able to develop our software platform, Canoo Digital Ecosystem, or that if we are able to develop it, that we will obtain the revenue and other benefits we expect from it.

In addition to our vehicle technology, we are developing a software platform intended to aggregate car data from both our EVs and other vehicles to deliver certain information to our customers. We believe this software will be an important component to maximize utility and value from the vehicle ownership experience. Leveraging our data aggregation platform, we are planning to create an "application store," the Canoo Digital Ecosystem, to centralize vehicle information for customers. We expect some functionalities will be packaged with the vehicle, while others are expected to be offered as upgradeable options. In addition, we plan to assess partnerships with third parties for certain services accessed through our software, such as financing or insurance. If we are unable to develop our software platform or market the Canoo Digital Ecosystem, or if customers do not consider it valuable or do not use it as intended, we may not achieve the benefits we expect and our revenues may be lower than expected, all of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We may fail to attract new customers in sufficient numbers or at sufficient rates or at all or to retain existing customers, if any, and may face risks if we are dependent on a small number of customers for a significant portion of our revenues.

We must continually add new customers both to replace departing customers and to expand our current customer base. We may not be able to attract new customers in sufficient numbers to do so. Even if we are able to attract new customers to replace departing customers, these new customers may not maintain the same level of commitment. In addition, we may incur marketing or other expenses, including referral fees, to attract new customers, which may further offset revenue from customers. For these and other reasons, we could experience a decline in revenue growth, which could adversely affect our results of operations.

If consumers do not perceive our product offerings to be of value or our EV offerings are not favorably received by them, we may not be able to attract and retain customers. If our efforts to satisfy and retain our existing customers are not successful, we may not be able to attract new customers, and as a result, our ability to maintain and/or grow our business will be adversely affected. Customer retention will also be largely dependent on the quality and effectiveness of our customer service and operations, which may be handled internally by our personnel and also by third-party service providers. Outsourcing of certain customer service and claims administration functions may reduce our ability to ensure consistency in our overall customer service processes. In addition, competitors may provide a better value or services. If we are unable to successfully compete with current and new competitors in both retaining existing customers and attracting new customers, our business will be adversely affected.

In addition, because we intend to focus a portion of our selling efforts on commercial fleets, particularly with respect to the Lifestyle Delivery Vehicle and MPDV, we may at times depend upon purchases from a small number of customers, or a single customer, particularly as we begin to develop our brand reputation and customer base. We may make capital investments and strategic business decisions as a result of a substantial relationship with one or more of such customers. If we are unable to maintain a strong relationship with such customers or if anticipated sales volumes with such customers decrease or do not meet expectations, whether or not for reasons outside of our control, our revenue and operations could be adversely affected.

Furthermore, our results of operations could be adversely affected by declines in demand for our product offerings or failures to effectively respond to changes in customer demand. Demand for our product offerings may be negatively affected by a number of factors, including geopolitical uncertainty, competition, cybersecurity incidents, decline in our reputation and saturation in the markets where we operate. Prevailing general and local economic conditions may also negatively affect the demand for our EV offerings.

Our business and prospects depend significantly on our ability to build the Canoo product and servicing brand. We may not succeed in continuing to establish, maintain and strengthen the Canoo brand, and our brand and reputation could be harmed by negative publicity regarding Canoo or our EVs.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Canoo brand. If we are unable to maintain and strengthen our brand, we may lose the opportunity to sell to targeted customers. Promoting and positioning our brand depends significantly on our ability to provide high quality EVs and engage with our customers as intended, and we have limited experience in these areas. In addition, our ability to develop, maintain and strengthen the Canoo brand will depend heavily on the success of our customer sales and development. Such efforts mainly include building a community of online and offline users engaged with our mobile application and branding initiatives, such as targeted marketing programs through direct marketing to potential partners and localities. Such efforts may be non-traditional and may not achieve the desired results. To reach targeted sales goals, we may be required to change our customer development and branding practices, which could result in substantially increased expenses, including, for example, the increased need to use traditional media such as television, radio and print and engage celebrity talent or brand ambassadors. Many consumers value safety and reliability as important factors in choosing a vehicle and may be reluctant to acquire a vehicle from a new and unproven automotive maker. In addition, our novel technology and design may not align with existing consumer preferences. If we do not develop and maintain a strong brand and product alignment with potential customers, our business, prospects, financial condition and operating results will be materially and adversely impacted.

In addition, if incidents occur or are perceived to have occurred, whether or not such incidents are within our control, we could be subject to adverse publicity. Given the popularity of social media, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the Canoo brand. Furthermore, there is the risk of potential adverse publicity related to our manufacturing or other partners whether or not such publicity related to their collaboration with us. Our ability to successfully position our brand could also be adversely affected by perceptions about the quality of our competitors' vehicles.

In addition, from time to time, our EVs may be evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our EVs.

If our EVs fail to perform as expected, our ability to develop, market and deploy our EVs could be harmed.

Our EVs may contain defects in design and production that may cause them not to perform as expected or may require repair. We currently have a limited frame of reference by which to evaluate the performance of our EVs. There can be no assurance that we will be able to detect and fix any defects in our EVs. We may experience recalls in the future, which could adversely affect our brand and could adversely affect our business, prospects, financial condition and operating results. Our EVs may not perform consistent with customers' expectations or consistent with other vehicles which may become available. Any product defects or any other failure of our EVs and software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, negative publicity, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our EVs.

Our distribution model may expose us to risk and if unsuccessful, may impact our business prospects and results of operations.

We expect to offer certain of our vehicles through direct sales through our website for fleets, individuals and volume orders. Direct sales to customers rather than through franchised dealerships, is a model of vehicle distribution that is relatively new and is different from the predominant current distribution model for automobile manufacturers and, with limited exceptions, unproven. In addition, we are also exploring vehicle sales through alternative distribution channels, including physical retailers and online sales platforms, as well as franchise dealers.

We have no historical experience in selling or leasing vehicles directly or through alternative channels, and therefore this model may require significant expenditures and provide for slower expansion than the traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase sales volume. Moreover, we will be competing with companies with well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies.

Implementing a direct sales and leasing model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges in all cases. Further, there are substantial automotive franchise laws in place in many geographies around the world and we might be exposed to significant franchise dealer litigation risks, which risks may be further increased if we ultimately elect to pursue a direct sales and leasing model in certain jurisdictions in lieu of a dealer franchise model.

If our direct sales and leasing model or alternative distribution channels do not develop as expected or develop more slowly than expected, we may be required to modify or abandon such models, which could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows.

In addition, a portion of our distribution may be conducted under a consumer subscription model. A consumer subscription model is a distinct approach to automotive sales. In a subscription model, we would provide customers direct access to our owned EV fleet rather than selling or leasing our EVs via direct sales. The subscription model of vehicle distribution is relatively new and unproven and may provide for slower expansion than a traditional dealer franchise model. In addition, as the EVs in a subscription fleet age, consumers may be unwilling to pay the same subscription price as they are for a new vehicle, and if we are forced to discount our subscription prices, it may limit our ability to become profitable. If consumers determine that there is not a compelling reason to switch from the traditional automotive purchasing models, our subscription model may not develop as expected and we may not be able to conduct sales through such a model, which may have an adverse impact on our results of operations.

We face legal, regulatory and legislative uncertainty in how our go-to-market models will be interpreted under existing and future law and we may be required to adjust our business model in certain jurisdictions as a result.

Direct sales models and subscription models are each relatively novel in the automotive industry and may be subject to challenge under foreign, federal, state, local or municipal laws or regulatory restrictions in certain jurisdictions. We may be required to seek regulatory or policy changes to clarify uncertainties in existing law or to comply with certain existing state and local laws and regulations regarding advertising, sales, referrals, contract and pricing disclosures, delivery of EVs to consumers, operating showrooms, data collection, vehicle tracking, service and repair, recall or other aspects of a non-traditional go-to-market model. In addition, dealer and other trade associations may mount challenges to such a model by challenging the legality of our operations in court and may undertake regulatory and legislative efforts to propose laws that, if enacted, would prohibit or severely limit our ability to operate. The application of state laws, including the regulatory and legislative process, to our operations and prospect continues to be difficult to predict.

If we cannot overcome such legal, regulatory and legislative barriers in certain jurisdictions, we may be required to adjust our consumer go-to-market strategies or timetable in order to comply with the laws and regulations of such jurisdictions or, in certain other jurisdictions, we may be prohibited from operating altogether. For customers residing in any jurisdictions in which we will not be allowed to market or directly sell EVs based on our direct sales model or a subscription model, as the case may be, we may have to arrange alternate sales and distribution methods, or cease sales and marketing efforts altogether. These workarounds could add significant complexity, and as a result, costs, to our business.

We expect that we will incur significant costs in defending our right to operate in accordance with a direct sales model or subscription model in many jurisdictions, which subjects us to substantial risk as it may provide for slower and more costly expansion of our business than may be possible by utilizing more traditional approaches. To the extent that efforts to block or limit our operations are successful, or if we are required to comply with regulatory and other requirements applicable to vehicle leasing, franchise laws or rental car services, our revenue and growth would be adversely affected.

Future product recalls could materially adversely affect our business, prospects, financial condition and operating results.

Any product recall in the future, whether it involves our or a competitor's product, may result in negative publicity, damage our brand and materially adversely affect our business, prospects, financial condition and operating results. In the future, we may voluntarily or involuntarily, initiate a recall if any of our EVs or any of their parts prove to be defective or noncompliant with applicable federal motor vehicle safety standards. These types of disruptions could jeopardize our ability to fulfill existing contractual commitments or satisfy demand for our EVs and could also result in the loss of business to our competitors. Such recalls also involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and operating results. If a large number of vehicles are the subject of a recall or if needed replacement parts are not in adequate supply, we may not be able to repair and re-deploy recalled vehicles for a significant period of time.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry or are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase our EVs if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our EVs, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, customer unfamiliarity with our EVs, any delays in developing our manufacturing facilities and launching or scaling production as well as delivery and service operations to meet demand, competition and uncertainty regarding the future of hybrid electric and EVs, including our EVs and our production and sales performance compared with market expectations.

We have not yet executed on our EV aftermarket servicing and customer deployment of our integrated software. If we or our partners are unable to adequately service our EVs, our business, prospects, financial condition and operating results may be materially and adversely affected.

We do not yet have experience in servicing or repairing our EVs for customers. We will launch of EV aftermarket servicing and customer deployment of our integrated software in tandem with our first customer deliveries. If our we or our partners do not adequately scale, it may negatively affect our business, financial condition and operating results. Additionally, servicing EVs is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. We plan to leverage our own service facilities or partner with third-parties, where possible, to perform some or all of the servicing on our EVs, and there can be no assurance that we will be able to enter into effective arrangement with any such third-party provider. Although such servicing partners may have experience in servicing other vehicles, they will initially have limited experience in servicing our vehicles. There can be no assurance that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners will have sufficient resources, experience or inventory to meet these service requirements in a timely manner. Any continued global and local disruptions in supply chains, due to the pandemic and other factors, may adversely affect our timely capacity to service our vehicles. In addition, if we are unable to roll out and establish a widespread service network that complies with applicable laws, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our reputation and thus our sales, results of operations and prospects.

While we expect some Canoo Digital Ecosystem functionalities to be packaged with the vehicle, others are expected to be offered as upgradeable options accessed as a subscription service. Our customers will depend on our customer support team to resolve technical and operational issues with respect to the integrated software functionality underlying our EVs or the additional functionality accessed through subscription. We will need to accurately predict service costs and customer usage in order to provide customer support and vehicle maintenance in a cost-effective manner. Customer behavior and usage may result in higher than expected maintenance and repair costs, which may negatively affect our financial condition and operating results.

As we continue to grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our operating results. If we are unable to successfully address the service requirements of our customers or establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers, including loss of revenue or damages, and our business, prospects, financial condition and operating results may be materially and adversely affected.

Our customers may face challenges with charging solutions for our EV.

The successful growth of the EV market, including for us, depends on the availability of comprehensive charging solutions conveniently accessible. We will seek to reduce range anxiety by designing our vehicles to be able to use a wide range of charging solutions and by connecting charging availability to our mobile application. The success of these efforts is highly dependent on government and private sector efforts to build out widely accessible charging infrastructure. We have very limited experience connecting charging solutions to customers which is subject to challenges, including:

- the logistics of securing agreements with third-party providers who are rolling out and supporting networks of charging solutions in areas with our customers;

- inadequate capacity or over capacity in certain areas, security risks or risk of damage to vehicles, the potential for lack of customer acceptance of charging solutions, including the risk that customers may be conditioned to favor or expect proprietary charging solutions;

- the building out of, and access to, sufficient charging infrastructure;

- excessive costs surpassing our estimates and expectations;

- obtaining any required permits for our customers to access charging solutions, which may include land use rights and filings; and

- the risk that government support for EV and alternative fuel solutions and charging infrastructure may deploy slower than promised and may not continue.

While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase our vehicles because of the lack of a more widespread charging infrastructure. Further, to provide our customers with access to sufficient charging infrastructure, we will rely on the availability of, and successful integration of our vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for EVs, including ours. For example, where charging bays exist, the number of vehicles could oversaturate the available charging bays, leading to increased wait times and dissatisfaction for customers. In addition, given our limited experience with charging solutions, there could be unanticipated challenges which may hinder our ability to connect customers to charging solutions or make accessing charging solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in connecting customers to charging solutions, our reputation and business, prospects, financial condition, results of operations, and cash flows may be materially and adversely affected.

Insufficient reserves to cover warranty expense, future part replacement needs or other vehicle repair requirements, including any potential software upgrades, could materially adversely affect our business, prospects, financial condition and operating results.

Once we begin commercial production of our EVs, we will need to maintain reserves to cover warranty, part replacement and other vehicle repair needs, including any potential software upgrades or warranty claims. If our reserves are inadequate to cover future warranty and maintenance requirements on our EVs, our business, prospects, financial condition and operating results could be materially and adversely affected. We may become subject to significant and unexpected expenses as well as claims from our customers, including loss of revenue or damages. There can be no assurance that then-existing reserves will be sufficient to cover all claims.

Preorders for EVs are cancellable.

Our EVs are still in development. As a result, we offer reservations, or preorders, for our LV and its variants, our MPDV and our Pickup that are cancellable without penalty, including full refund of any deposit payments (generally $100 per vehicle reserved). Given the anticipated lead times between preorders and the date of delivery of our EVs, there is a heightened risk that customers who preorder a vehicle may ultimately decide not to convert into binding contracts to purchase to our EVs due to potential changes in customer preferences, competitive developments and other factors. As a result, no assurance can be made that preorders will not be cancelled or that preorders will result in a final purchase, and any such cancellations could harm our business, prospects, financial condition and operating results.

Risks Related to our Production Processes and Supply Chain

If we fail to successfully build and tool our manufacturing facilities and/or if we are unable to establish or continue a relationship with a contract manufacturer or if our manufacturing facilities become inoperable, we will be unable to produce our vehicles and our business will be harmed.

We have entered into facility leases for our battery assembly operations and vehicle manufacturing operations in Pryor, OK and Oklahoma City, OK, respectively. Construction and tooling of our facilities for production of our vehicles and our future expansion plans are complicated and present significant challenges. Among such challenges, our launch plans contemplate a compressed time period between the construction and tooling of our sites and the start of commercial production. As with any large-scale capital project, our construction and tooling efforts could be subject to delays, cost overruns or other complications, including among others, longer than expected lead and wait times for specific parts and tooling from certain third-party vendors. In order to commence sustained commercial production at our facilities in Oklahoma, we will also need to hire and train a significant number of employees and integrate a yet-to-be-fully-developed supply chain. A failure to commence commercial production on schedule would lead to additional costs and would delay our ability to generate meaningful revenues. In addition, it could prevent us from gaining the confidence of potential customers, spur cancellations of reservations for our vehicles and open the door to increased competition. All of the foregoing could hinder our ability to successfully launch and grow our business and achieve a competitive position in the market.

In addition, there can be no assurance that we will be able to establish each of our planned production facilities within the planned timelines, or at all. The expense and time required to bring these facilities online and to assure that EVs manufactured at such facilities comply with our quality standards and regulatory requirements could be greater than currently anticipated. Implementing our own manufacturing and production facilities increases our capital expenditures and could delay production of our EVs. If we are unable to complete our facilities in accordance with our anticipated timelines, we may be unable to produce and deliver our EVs to the market within our planned timelines.

In addition, if any of our manufacturing facilities are not constructed in conformity with our requirements, repair or remediation may be required to support our planned phased manufacturing build-out and could require us to take vehicle production offline, delay implementation of our planned phased manufacturing build-out, or construct alternate facilities, which could materially limit our manufacturing capacity, delay planned increases in manufacturing volumes, or adversely affect our ability to timely sell and deliver our electric vehicles to customers. Any repair or remediation efforts could also require us to bear substantial additional costs, including both the direct costs of such activities and potentially costly litigation or other legal proceedings related to any identified defect, and there can be no assurance that our insurance policies or other recoveries would be sufficient to cover all or any of such costs. Any of the foregoing consequences could have a material adverse effect on our business, prospects, results of operations and financial condition and could cause our results of operations to differ materially from our projections.

We may not be able to realize the non-dilutive financial incentives offered by state and local governments and other partners in Oklahoma. Developing our own manufacturing facilities for production of our EVs could increase our capital expenditures and delay or inhibit production of our EVs.

In 2021 and 2022, we finalized the selection of the State of Oklahoma as the location for certain facilities for the development, manufacture, sale and service of our EVs. As part of the negotiations with the State of Oklahoma, the State, as well as local governments and other partners, have offered non-dilutive financial incentives to support our facilities, which we expect could be realized through a period of time based upon the achievement of certain milestones.

Although we have entered into definitive agreements with the State of Oklahoma and the City of Oklahoma City, there is no guarantee or assurance that we will be able to achieve the milestones or other requirements established by state and local governments and other partners in Oklahoma to realize the full value of the financial incentives. Other factors beyond our control could also impact the ability of Oklahoma to materialize such additional incentives. As a result, there is no guarantee that we will realize the non-dilutive incentives offered to us.

We and our third-party suppliers will rely on complex machinery for production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We and our third-party suppliers will rely on complex machinery, for the production and assembly of our EVs and their subassemblies and components, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our manufacturing facilities and the facilities of our third-party suppliers consist or will consist of large-scale machinery combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency.

Our facilities may also be harmed or rendered inoperable by natural or man-made disasters, including but not limited to earthquakes, tornadoes, flooding, fire, power outages, environmental hazards and remediation, costs associated with decommissioning of equipment, labor disputes and strikes, difficulty or delays in obtaining governmental permits and licenses, damages or defects in electronic systems, industrial accidents or health epidemics, which may render it difficult or impossible for us to manufacture our vehicles for some period of time. The inability to produce our vehicles or the backlog that could develop if our manufacturing plant is inoperable for even a short period of time may result in the loss of customers or harm our reputation. Although we maintain insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all. Should operational risks materialize, they may result in the personal injury to or death of our workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

We have no experience to date in high volume manufacture of our EVs.

We do not know whether we will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our EVs. Even if we are successful in developing our high volume production capability and processes and reliably source our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our EV commercialization schedules or to satisfy the requirements of customers and potential customers. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and operating results.

We may experience significant delays in the design, production and launch of our EVs, which could harm our business, prospects, financial condition and operating results.

We have delayed launch of our vehicles in the past and may delay in the future. Any delay in the financing, design, development, production and release of our EVs, could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, development, production and release of new vehicles, and to the extent we delay the launch of our EVs, whether as a matter of corporate strategy or outside circumstances, our growth prospects could be adversely affected as we may fail to grow our market share. In particular, if we face challenges or delays in the build out of our manufacturing operations, including initially our manufacturing facility in Oklahoma, we may face potentially significant production delays which could adversely affect our business. In addition, if we are not able to manufacture EVs at scale that meet our specifications on timelines required to meet market demand, we may need to expand our manufacturing capabilities, which could cause delays in our vehicle programs and would cause us to incur additional costs. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our EVs, and to the extent they experience any delays, we may need to seek alternative suppliers. If we experience delays by our suppliers or other third-party partners, we could experience delays in delivering on our timelines.

Increases in costs, disruption of supply or shortage of raw materials and other components used in our vehicles, in particular lithium-ion battery cells, could harm our business.

We incur significant costs related to procuring raw materials required to manufacture and assemble our vehicles and operate our business. The prices for these raw materials fluctuate depending on factors beyond our control including market conditions and global demand for these materials. Increases in prices could adversely affect our business, prospects, financial condition, results of operations, and cash flows. Further, any delays or disruptions in our supply chain could harm our business. Disruptions relating to various factors have caused and continue to cause delays in our operations, including shortages and delays in the supply of certain parts, including semiconductors and other materials and equipment necessary for the production of our vehicles and development of our manufacturing facilities. Increased production of EVs by our competitors could also result in price fluctuations and shortages of supply of raw materials and components important to our business.

Among other materials, our business depends on the continued supply of lithium battery cells for our vehicles. We are exposed to multiple risks relating to such supply, including:

- the inability of battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of battery cells (including the applicable chemistries) sufficient to support the growth of the electric vehicle industry as demand for such cells increases;

- an increase in the cost, or decrease in the available supply, of raw materials used in the cells;

- disruption in the supply of cells due to quality issues or recalls by battery cell manufacturers; and

- fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the U.S. dollar.

Our business is dependent on the continued supply of battery cells for the battery packs used in our EVs and we have contracted with Panasonic for the initial supply of our battery cells. While we are excited about this partnership, if Panasonic is unable to supply battery cells because of shortages of raw materials, increased demand from other EV manufacturers, delays in shipping and transportation or other factors, we could be required to find alternative sources. We may not be able to find an alternative supplier in time or at all. Any disruption in our supply of battery cells could disrupt production of our EVs.

Furthermore, fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and material costs. Substantial increases in the prices for our raw materials and components or prices charged to us, such as those charged by battery cell suppliers, would increase our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased vehicle prices. Any attempts to increase product prices in response to increased material costs could result in cancellations of orders and therefore materially and adversely affect our brand, image, business, prospects and operating results.

We depend upon third parties to manufacture and to supply key semiconductor chip components necessary for our vehicles. We do not have long-term agreements with all of our semiconductor chip manufacturers and suppliers, and if these manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips,

with respect to which there is a global shortage, we would not be able to find alternative sources in a timely manner and our business would be adversely impacted.

Semiconductor chips are a vital input component to the electrical architecture of our vehicles, controlling wide aspects of the vehicles' operations. Due to our reliance on these semiconductor chips, we are subject to the risk of shortages and long lead times in their supply. We are still in the process of identifying alternative manufacturers for semiconductor chips. We have in the past experienced, and may in the future experience, semiconductor chip shortages, and the availability and cost of these components would be difficult to predict. For example, our manufacturers may experience temporary or permanent disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, acquisitions, insolvency, changes in legal or regulatory requirements, or other similar problems.

In particular, continued increased demand for semiconductor chips after 2020 has resulted in a severe global shortage of chips, which we expect to continue through 2024. As a result, our ability to source semiconductor chips used in our vehicles has been adversely affected. This shortage may result in increased chip delivery lead times, delays in the production of our vehicles, and increased costs to source available semiconductor chips. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, our ability to deliver sufficient quantities of our vehicles to fulfill our preorders and to support our growth through sales to new customers would be adversely affected. In addition, we may be required to incur additional costs and expenses in managing ongoing chip shortages, including additional research and development expenses, engineering design and development costs in the event that new suppliers must be onboarded on an expedited basis. Further, ongoing delays in production and shipment of vehicles due to a continuing shortage of semiconductor chips may harm our reputation and discourage additional preorders and vehicle sales, and otherwise materially and adversely affect our business and operations.

We are dependent on our suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver necessary components of our EVs at prices and volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on third-party suppliers for the provision and development of many of the key components and materials used in our EVs. While we plan to obtain components from multiple sources whenever possible, some of the components used in our EVs will be purchased by us from a single source, at least initially or for certain markets. For example, our batteries will initially be purchased from a single source, Panasonic. See "—Increases in costs, disruption of supply or shortage of raw materials and, in particular for lithium-ion battery cells, and other components used in our vehicles, in particular lithium-ion battery cells, could harm our business." Our third-party suppliers may not be able to meet their product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications for their products for which we plan to use or provide warranties that are necessary for our solutions. If we are unable to obtain components and materials used in our EVs from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. We have less negotiating leverage with suppliers than larger and more established automobile manufacturers and may not be able to obtain favorable pricing and other terms. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, prospects, financial condition and operating results. Furthermore, any inability or unwillingness of the Company's suppliers to deliver necessary input materials or product components at timing, prices, quality and volumes that are acceptable to the Company could have a material impact on our business, prospects, financial condition, results of operations and cash flows.

Certain of our strategic, development and operational arrangements could be terminated or may not ultimately result in the anticipated long-term contract partnership arrangements.

We have and will continue to pursue arrangements with strategic, development and operational partners and collaborators. Some of these arrangements may be evidenced by non-binding letters of intent or other early stage agreements that are used for design and development purposes but will require renegotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work or binding purchase orders, any of which could be terminated or may not result in next-stage contracts or long-term contract arrangements. If these arrangements are terminated or if we are unable to enter into next-stage contracts or long-term operational contracts, our business, prospects, financial condition and operating results may be materially adversely affected.

If any of our suppliers become economically distressed or go bankrupt, we may be required to provide substantial financial support or take other measures to ensure supplies of components or materials, which could increase our costs, affect our liquidity or cause production disruptions.

We expect to purchase various types of equipment, raw materials and manufactured component parts from our suppliers. If these suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Any disruption could affect's our ability to deliver EVs and could increase our costs and negatively affect our liquidity and financial performance.

We are or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

We have in the past entered into non-binding understandings and other similar arrangements with certain key suppliers and development partners to form strategic alliances with such third parties, and may in the future enter into additional strategic alliances or joint ventures or minority equity investments, in each case with various third parties for the production of our EVs as well as with other collaborators with capabilities on data and analytics and engineering. To the extent we have or in the future enter into non-binding understandings or similar arrangements with key suppliers and development partners, there is no guarantee that those arrangements would lead to any binding contract or lasting or successful business relationships with such key suppliers and development partners. If these strategic alliances are established, they may subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third-party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third-party.

Strategic business relationships will be an important factor in the growth and success of our business. However, there are no assurances that we will be able to continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects, financial condition and operating results could be materially adversely affected.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if it fails to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Risks Related to Our Industry and Competitive Landscape

The automotive market is highly competitive, and we may not be successful in competing in this industry.

We face intense competition in bringing our EVs to market. Both the automobile industry generally, and the EV segment in particular, are highly competitive, and we will be competing for sales with both EV manufacturers and traditional automotive companies. Many major automobile manufacturers have EVs available today and other current and prospective automobile manufacturers are also developing EVs. In recent quarters, interest in EVs from public investors has made access to public capital more readily available for newer entrants into the EV market, which in turn has increased the number of viable competitors. The influx of new, well-capitalized entrants, some of whom may be better capitalized than us or differently focused in areas of the EV market with greater demand, could have a material adverse effect on our business, prospects, financial condition and operating results. Many of our current and potential competitors may have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products, including their EVs. Additionally, many of our current and potential competitors may have greater name recognition, longer operating histories, larger sales forces, established servicing networks and broader customer and industry relationships and other resources than we do. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing, servicing, software and hardware engineering, and management personnel, as well as with investment opportunities and acquiring technologies complementary to, or necessary for, our EVs. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors. There are no assurances that customers will choose our EVs over those of our competitors, or over internal combustion engine vehicles. We expect additional competitors will continue to enter the industry. We also compete with companies offering automotive software products which may be comparable or fall into similar demand segments as our own.

We expect competition in our industry to continue to intensify based on the current and future competitive landscape in light of an increasing demand and regulatory push for alternative fuel vehicles and EVs.

If the market for EVs does not develop as we expect or develops more slowly than is expected, our business, prospects, financial condition and operating results will be adversely affected.

Our growth is highly dependent upon the adoption by consumers and commercial fleets of EVs, the timely functioning of global and localized supply chains, and the public and private build out of EV charging infrastructure. The target demographics for our EVs are highly competitive. If the market for EVs does not develop at the rate or in the manner or to the extent that we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuels, hybrid and EVs is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards and uncertain customer demands and behaviors.

The market for alternative fuel vehicles is rapidly evolving and as a result, the market for our EVs could be affected by numerous factors, such as:

- perceptions about EV features, quality, safety, performance and cost;

- perceptions about the limited range over which EVs may be driven on a single battery charge;

- concerns over access to charging and charging stations, as well as the time required to charge EVs;

- competition, including from other types of alternative fuel, including hydrogen or compressed natural gas (CNG) vehicles, plug-in hybrid EVs and high fuel-economy internal combustion engine vehicles;

- fuel prices, including volatility in the cost of fossil fuels;

- the timing of adoption and implementation of fully autonomous vehicles;

- access to and pricing of raw materials;

- government regulations, ESG restrictions, and economic incentives;

- access to charging facilities and related infrastructure costs and standardization of EV charging systems;

- electric grid capacity and reliability;

- macroeconomic factors;

- continued disruption in global and local supply chains due to the COVID-19 pandemic or other factors; and

- perceptions of overall EV vehicle safety, such as those relating to battery combustibility.

The demand for EVs depends, in part, on the continuation of current trends resulting from dependence on fossil fuels. Extended periods of low gasoline or other petroleum-based fuel prices could adversely affect demand for our EVs, which would adversely affect our business, prospects, financial condition and operating results.

We believe that much of the present and projected demand for EVs results from concerns about volatility in the cost of gasoline and other petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that climate change results in part from the burning of fossil fuels. If the cost of gasoline and other petroleum-based fuel decreased significantly, the outlook for the long-term supply of oil to the United States improved, the government eliminated or modified our regulations or economic incentives related to fuel efficiency and alternative forms of energy, or if there is a change in the perception that the burning of fossil fuels negatively impacts the environment, the demand for EVs could be reduced, and our business and revenue may be harmed.

Gasoline and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower gasoline or other petroleum-based fuel prices over extended periods of time may lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If gasoline or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for EVs may decrease, which would have an adverse effect on our business, prospects, financial condition and operating results.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply. As a result, our business, prospects, financial condition and operating results may be adversely affected.

We anticipate applying for federal and state grants, loans and tax and other economic incentives under government programs designed to stimulate the economy and support the production of alternative fuel and EVs and related technologies. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from federal, state and foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot provide assurance that we will be successful in obtaining any of these additional grants, loans and other incentives or that our business model will in all cases be eligible for certain tax or other economic incentives.

Risks Related to Technology, Data and Privacy-Related Matters

Our EVs are based on the use of complex and novel steer-by-wire technology that is unproven on a wide commercial scale.

Our true steer-by-wire system, specifically, our proprietary architecture in which all steering, braking and throttle function are controllable via a secure, redundant communication framework, is based on complex technology that has not been introduced to the consumer vehicle market. Given this technology is unproven on a wide commercial scale, it may not be successful and may not achieve widespread market acceptance among our prospective customers. This technology must interoperate with other complex EV technology in order to operate as designed and as expected.

Any defects or errors in, or which are attributed to, our steer-by-wire technology, could result in:

•   delayed market acceptance of our EVs;

•   loss of customers or inability to attract new customers;

•   diversion of engineering or other resources for remedying the defect or error;

•   damage to our brand or reputation;

•   increased service and warranty costs;

•   legal action by customers or third parties, including product liability claims; and

- penalties imposed by regulatory authorities.

Our EVs rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our EVs rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, our EVs depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain, errors, bugs or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within our software and hardware. Although we attempt to remedy any issues we observe in our EVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Additionally, if we are able to deploy updates to the software addressing any issues but our over-the-air update procedures fails to properly update the software, our customers would then be responsible for installing such updates to the software and their software will be subject to these vulnerabilities until they do so. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

We may be subject to risks associated with autonomous driving technology.

Our EVs are being designed with connectivity for an autonomous hardware suite and will offer some autonomous functionality. Autonomous driving technologies are subject to risks and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on user interaction and users, as well as other drivers on the roadways, which may not be accustomed to using or adapting to such technologies. To the extent accidents associated with our autonomous driving systems occur, we could be subject to liability, negative publicity, government scrutiny and further regulation. Certain features of our ADAS are developed by or in conjunction with third-party partners, and any deficiencies in the autonomous driving features developed by these third-party partners that are deployed in our production vehicles could also subject us to liability and other adverse consequences. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond our control. Our EVs also may not achieve the requisite level of autonomy required for certification and rollout to consumers or satisfy changing regulatory requirements which could require us to redesign, modify or update our autonomous hardware and related software systems.

The automotive industry and our technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our EVs.

We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, ethanol, hybrids, fuel cells, including liquid hydrogen, or compressed natural gas, improvements in battery technologies utilized by our competitors or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. In addition, rapid development is taking place in the automotive industry with respect to vehicle infotainment and connectivity software and ADAS systems, including autonomous driving. Any failure by us to successfully react to changes in technologies relevant to our industry could materially harm our competitive position and growth prospects.

Developments in alternative technology or improvements in the internal combustion engine may adversely affect the demand for our EVs.

Significant developments in alternative technologies, such as battery cell technology, advanced gasoline, ethanol or natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business, prospects, financial condition and operating results in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers' preferred alternative to our EVs. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative fuel and EVs, which could result in the loss of competitiveness of our EVs, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and EV technology. As technologies change, we plan to upgrade or adapt our EVs with the latest technology. However, our EVs may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our EVs.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our EVs and customer data processed by us or third-party vendors.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control, battery management, steer-by-wire and autonomous driving systems or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our EVs; or (e) customer data that we process or our third-party vendors or suppliers process on our behalf. Such incidents could: materially disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance or safety of in-product technology and the integrated software in our EVs.

We plan to include in-vehicle services and functionality that utilize data connectivity to monitor performance and timely capture opportunities to enhance on-the-road performance and for safety and cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems or those of third parties upon whom we rely are vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, employee error or malfeasance, insider theft or misuse or other attempts to harm the systems upon which we rely. We intend to use our in-vehicle services and functionality to log information about each vehicle's use in order to aid us in vehicle diagnostics and servicing. Our customers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects.

Moreover, there are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, deploy, deliver and service our EVs, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that the systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We collect, store, transmit, disclose and retain personal information about our customers, employees or others, and intend to collect, store, transmit, disclose and retain personal information about our drivers and their vehicles, when commercialized, that, if compromised, could materially adversely affect our financial performance and results of operations or prospects.

As part of our business and operations, we collect, store, transmit, disclose, use and otherwise process data from customers, employees and others, and intend to collect, store, transmit, disclose and use data about our drivers and their vehicles upon commercialization. These data may include personal, confidential or proprietary information. We also work with partners and third-party service providers or vendors that collect, store, transmit, disclose use and otherwise process such data on our behalf and in connection with our EVs. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable laws for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Our systems, networks and physical facilities could be breached or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, threat actors attempt to fraudulently induce our employees or our customers to disclose information or usernames and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our service providers and vendors. A significant portion of our workforce works remotely and that has increased the risk to our information technology assets and data.

The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. In addition, the costs of maintaining or upgrading our cyber-security systems at the level necessary to keep up with our expanding operations and prevent against potential attacks are increasing, and despite our best efforts, our network security and data recovery measures and those of our vendors may still not be adequate to protect against such security breaches and disruptions, which could cause harm to our business, financial condition and results of operations. Moreover, if a security breach were to occur, our ability to accurately and/or timely report our financial results could be impaired and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results.

Our EVs contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our EVs and related systems. However, individuals may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of or to change our EVs' functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicle. A significant breach of our third-party service providers' or vendors' or our own network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our EVs and harm to our reputation and brand.

We may not have insurance coverage or may not have insurance at adequate levels to cover security breaches. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We may need to defend against intellectual property infringement claims or misappropriation claims, which may be time-consuming and expensive and, if adversely determined, could limit our ability to commercialize our EVs.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that could prevent or limit our ability to make, use, develop or deploy our EVs, software and other products, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of more formal allegations that we have misappropriated such parties' trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to battery packs, electric motors, fuel cells or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third-party's intellectual property rights, we may be required to do one or more of the following:

- cease development, sales or use of our products that incorporate the asserted intellectual property;

- pay substantial damages;

- obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or available at all; or

- re-design one or more systems, designs, features, or other attributes of our EVs, software or other products.

A successful claim of infringement or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Even if we are successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which could adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we will rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology.

The protection of our intellectual property rights will be important to our future business opportunities. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

- as noted below, any patent applications we submit may not result in the issuance of patents (and patents have not yet issued to us based on our pending applications);

- the scope of our patents that may subsequently issue may not be broad enough to protect our proprietary rights;

- our issued patents may be challenged or invalidated by third parties;

- our employees or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;

- third parties may independently develop technologies that are the same or similar to ours;

- the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; and

- current and future competitors may circumvent or otherwise design around our patents.

Patent, trademark, copyright and trade secret laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S. Further, policing the unauthorized use of our intellectual property rights in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S.

Also, while we have registered and applied for trademarks in an effort to protect our investment in our brand and goodwill with customers, competitors may challenge the validity of those trademarks and other brand names in which we have invested. Such challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark.

Our patent applications for our proprietary technology may not be issued, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter or the first to file a patent application for our proprietary technology, including for key features of our multi-purpose EV platform. If another party has filed a patent application to the same or similar subject matter as we have, we may not be entitled to the protection sought by the patent application. In some cases, the earlier invention of the subject matter, the public disclosure of the subject matter prior to our filing of a patent application, or other bars to patentability, depending on the jurisdiction, may prevent us from successfully attaining patent protection. We also cannot be certain whether the claims included in a filed patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results.

Our EVs make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs in our EVs use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have taken measures to enhance the safety of our battery designs, a field or testing failure of our EVs could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve our EVs, could seriously harm our business.

In addition, we and certain of our third party partners and suppliers are expected to store a significant number of lithium-ion cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor's EV or energy storage product may cause indirect adverse publicity for us and our EVs. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Risks Related to Environmental, Regulatory and Tax Matters

The unavailability, reduction or elimination of government and economic incentives due to policy changes or government regulation could have a material adverse effect on our business, prospects, financial condition and operating results.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the EV industry or other reasons may result in the diminished competitiveness of the alternative fuel and EV industry generally or our EVs. While certain tax credits and other incentives for alternative energy production, alternative fuel and EVs have been available in the past, there is no guarantee these programs will be available in the future. If current tax incentives are not available in the future, our financial position could be harmed.

We, our third party partners and our suppliers are subject to substantial regulation and unfavorable changes to, or failure by us, our third party partners or our suppliers to comply with, these regulations could substantially harm our business and operating results.

Our EVs, and motor vehicles in general, as well as our third party partners and our suppliers are or will be subject to substantial regulation under federal, state and local, and foreign laws. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, deploy or service our vehicles in the jurisdictions in which it plans to operate and intends to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, deploy or service our vehicles in any of these jurisdictions. If we, our third-party partners or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which they currently operate, or those jurisdictions in which they plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. Regulations related to the electric and alternative energy vehicle industry are evolving and we face risks associated with changes to these regulations, including but not limited to:

- increased support for other alternative fuel systems, which could have an impact on the acceptance of our vehicles; and

- increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine, which could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles.

To the extent the laws change, our vehicles may not comply with applicable federal, state and local, or foreign laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

Future changes to regulatory requirements may have a negative impact upon our business.

While our vehicles are subject to substantial regulation under federal, state and local laws, our vehicles will comply with all applicable FMVSS laws when they are offered to the public. However, to the extent the laws change, new laws are introduced, or if we introduce new vehicles in the future, some or all of our vehicles may not comply with applicable international federal, state or local laws. Further, certain federal, state and local laws and industry standards currently regulate electrical and electronics equipment. Although standards for EVs are not yet generally available or accepted as industry standards, our vehicles may become subject to international, federal, state, and local regulation in the future. Compliance with these regulations could be burdensome, time consuming, and expensive.

Our vehicles are subject to environmental and safety compliance with various federal and state regulations, including regulations promulgated by the Environmental Protection Agency, the National Highway Traffic and Safety Administration and various state boards, and compliance certification is required for each new model year. The cost of these compliance activities and the delays and risks associated with obtaining approval can be substantial. The risks, delays and expenses incurred in connection with such compliance could be substantial.

In addition, our EVs involve a novel design and new technology, including for example our steer-by-wire technology, side facing seats and street view window, that may not meet existing safety standards or require modification in order to comply with various regulatory requirements. Compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that we will be able to maintain our profitability by offsetting any increased costs of complying with future regulatory requirements.

Our EVs are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.

All vehicles sold must comply with applicable international, federal and state motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Failure by us to have our EVs satisfy motor vehicle standards would have a material adverse effect on our business and operating results.

We are subject to stringent and evolving laws, regulations, standards and policies, governing data privacy and security as well as contractual obligations related to data privacy and security, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines, penalties or other liability, and otherwise adversely affect our business.

We are subject to or affected by a number of foreign, federal, state and local laws and regulations, as well as contractual obligations and industry standards, that impose obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, transmission, sharing, and disclosure of personal information including that of our employees, customers and others. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. Such laws may be inconsistent or may change. Governmental authorities may adopt new or additional laws governing personal data.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner. In the United States, California adopted the California Consumer Privacy Act ("CCPA"), which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action for data breaches. Specifically, the CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of the sale of personal information. The CCPA provides for civil penalties for violations and statutory damages ranging from $100 to $750 per violation, which is expected to increase data breach class action litigation and result in exposure to costly legal judgments and settlements. The CCPA was expanded on January 1, 2023, when the California Privacy Rights Act ("CPRA") becomes operative. The CPRA, among other things, gave California residents the ability to limit the use of certain sensitive personal information, further restricted the use of cross-contextual advertising, establish restrictions on the retention of personal information, expanded the types of data breaches subject to the CCPA's private right of action, provide for increased penalties for CPRA violations concerning California residents under the age of 16, and established a new California Privacy Protection Agency to implement and enforce California's privacy laws. As we expand our operations, the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA marks the beginning of a trend toward more stringent privacy legislation in the United States, evidenced by new privacy laws that have become effective in states such as Colorado, Connecticut, Delaware, Indiana, Iowa, Montana, Oregon, Tennessee, Texas, Utah, and Virginia. Other states have begun to propose or enact similar laws.

In Europe, the General Data Protection Regulation (EU) 2016/679 (GDPR), applies across the European Economic Area (EEA). Also, notwithstanding the United Kingdom's (UK) withdrawal from the European Union, by operation of the so-called "UK GDPR," the GDPR continues to apply in substantially equivalent form in the context of UK-focused personal data processing operations. Collectively, European data protection laws (including the GDPR) are wide-ranging in scope and impose numerous, significant and complex compliance burdens in relation to the processing of personal data such as, without limitation, with regard the international transfer of personal data out of the European Economic Area, Switzerland and United Kingdom. European data protection laws also provide for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including, for example, under the GDPR, fines of up to €20 million or 4.0% of global annual revenue of any noncompliant organization for the preceding financial year, whichever is higher. The GDPR also confers regulators with the ability to impose personal data processing penalties; and a private right of action for data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, as well as obtain compensation for damages resulting from violations of the GDPR. Compliance with any applicable privacy and data security laws and regulations is a cost and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals' privacy rights or failed to comply with data protection laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our production facilities.

Our operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with them. Moreover, we expect that it will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages and indemnifications, suspension of production or a cessation of our operations.

Past, present and future contamination at properties we own or operate, we formerly owned or operated or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response and the Compensation and Liability Act, each of which may impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results.

Changes in tax laws may materially adversely affect our business, prospects, financial condition and operating results.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, and failure to appropriately comply with such tax laws, statutes, rules and regulations could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could adversely affect our business, prospects, financial condition and operating results. Future guidance from the Internal Revenue Service (the "IRS") with respect to the Tax Cuts and Jobs Act (the "Tax Act") may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. The CARES Act has already modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Our ability to use net operating loss carryforwards and other tax attributes may be limited.

We have incurred U.S. losses during our history and do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate U.S. taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all.

Under the Tax Act, as modified by the CARES Act, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80.0% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, the U.S. net operating loss carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), these federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in our ownership. An "ownership change" pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5.0% of a company's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The ability to utilize net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes. Similar rules may apply under state tax laws. We determined that an ownership change occurred during the 2021 tax year, resulting in an annual limitation under Section 382. If we earn taxable income, such limitation could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

The imposition of tariffs and the resulting consequences, could adversely affect our business, prospects, financial condition and operating results.

Our business is subject to risks relating to the imposition of tariffs and other trade barriers, which may make it more costly for us to import certain raw materials and other components and, in the future, export our EVs. In recent years, the U.S. government has imposed tariffs on certain foreign goods, including steel and certain vehicle parts, which have begun to result in increased costs for goods imported into the United States. In response to these tariffs, a number of U.S. trading partners have imposed retaliatory tariffs on a wide range of U.S. products, which makes it more costly for us to export our EVs to those countries. If we are unable to pass price increases on to our customer base or otherwise mitigate the costs, or if demand for our exported EVs, if any, decreases due to the higher cost, our operating results could be materially adversely affected. In addition, further tariffs may be proposed at any time by the U.S. and our trading partners, as response to various geopolitical events, and additional trade restrictions could be implemented on a broader range of products or raw materials. The resulting environment of tariffs, trade restrictions or other practices could have a material adverse effect on our business, prospects, financial condition, operating results, customers, suppliers and the global economy.

We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws.

Our EVs are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control. Exports of our EVs and technology must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes to our EVs, or changes in applicable export control, import, or economic sanctions laws and regulations may create delays in the introduction and sale of our EVs and solutions or, in some cases, prevent the export or import of our EVs to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons, or technologies targeted by such laws and regulations, could also result in decreased use of our EVs, as well as our decreased ability to export or market our EVs to potential customers. Any decreased use of our EVs or limitation on our ability to export or market our EVs would likely adverse our business, financial condition and results of operations.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Investments in us have been and may be subject to U.S. foreign investment regulations which may impose conditions or limitations on certain investors (including, but not limited to, limits on purchasing our Common Stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, forced divestiture, or other measures).

Certain investments that involve the acquisition of, or investment in, a U.S. business may be subject to review and approval by the Committee on Foreign Investment in the United States ("CFIUS"), depending on the structure, beneficial ownership and control of interests in the U.S. business. Investments that result in control of a U.S. business by a foreign person are subject to CFIUS jurisdiction. Significant CFIUS reform legislation, which was fully implemented through regulations that became effective on February 13, 2020, among other things expanded the scope of CFIUS's jurisdiction to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to "critical technologies," "critical infrastructure" and/ or "sensitive personal data." Moreover, other countries continue to strengthen their own foreign investment clearance ("FIC") regimes, and investments and transactions outside of the U.S. may be subject to review by non-U.S. FIC regulators if such investments are perceived to implicate national security policy priorities. Any review and approval of an investment or transaction by CFIUS or another FIC regulator may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS and other FIC regulatory policies and practices are rapidly evolving, and in the event that CFIUS or another FIC regulator reviews one or more proposed or existing investment by investors in us, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS has or another FIC regulator may seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing our Common Stock, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things). Such limitations, conditions, or restrictions may prevent us from maintaining or pursuing investments or adversely affect our performance. Failure to submit required filings may result in significant financial penalties for each transaction party, as well as reputational damage and potential legal restrictions on future investments. Additionally, we may invest in companies that are, or may become, subject to CFIUS requirements based on pre-existing foreign ownership and control; in such cases, CFIUS requirements may adversely impact our ability to obtain or retain business or otherwise make it more difficult for us to realize a strategic benefit from an investment or transaction.

We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.

We are, and may in the future become, subject to various litigations, other claims, suits, regulatory actions and government investigations and inquiries. See the description of certain current legal proceedings described under Note 12, Commitments and Contingencies, of the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In addition, from time to time, we may be involved in other legal proceedings arising in the ordinary course of business, including those relating to employment matters, relationships with collaboration partners, intellectual property disputes, and other business matters. Any such claims or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business or result of operations.

The results of the current legal proceedings and any future legal proceedings cannot be predicted with certainty and adverse judgments or settlements in some or all of these legal proceedings may result in materially adverse monetary damages or injunctive relief against us. Any such payments or settlement arrangements in current or future litigation, could have a material adverse effect on our business, operating results or financial condition. Even if the plaintiffs' claims are not successful, current or future litigation could result in substantial costs and significantly and adversely impact our reputation and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition, and negatively affect the price of our Common Stock. In addition, such legal proceedings may make it more difficult to finance our operations.

Risks Related to Our Securities

Our stock price has been volatile, and the market price of our Common Stock may drop below the price you pay.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, has subjected the market price of our shares to wide price fluctuations regardless of our operating performance. The market price of our Common Stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under "Risks Related to Our Business and Financial Results" and the following:

- changes in financial estimates by any securities analysts who follow our Common Stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our Common Stock;

- downgrades by any securities analysts who follow our Common Stock or publications of these analysts of inaccurate or unfavorable research about our business;

- future sales of our Common Stock by our officers, directors and significant stockholders;

- market conditions or trends in our industry or the economy as a whole;

- investors' perceptions of our prospects;

- announcements by us of significant contracts, acquisitions, joint ventures or capital commitments; and

- changes in key personnel.

In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the Company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Future sales and issuances of our equity or convertible securities could result in dilution to our existing stockholders and could cause the price of our Common Stock to decline.

We expect that significant additional capital will be needed in the future to continue our planned operations. We have primarily raised capital through equity financings and intend to continue to seek financing through the issuance of equity or convertible securities to fund our planned operations. To the extent we raise additional capital by issuing equity or convertible securities, our stockholders may experience substantial dilution, which may substantially reduce the value of their investment. We may sell equity or convertible securities in one or more transactions at prices and in a manner we determine from time to time. In addition to substantial dilution to our existing stockholders, such sales may cause the price of our Common Stock to decline.

Substantial blocks of our total outstanding shares may be sold into the market. If there are substantial sales or issuances of shares of our Common Stock, the price of our Common Stock could decline.

The price of our Common Stock could decline if there are substantial sales or issuances of shares of our Common Stock, particularly if there is a large number of shares of our Common Stock available for sale as a result of equity financing or other agreements. As of March 25, 2024, we have 64,397,326 shares of our Common Stock outstanding. We have previously entered into equity financing arrangements involving the registered sale of our shares and we could continue to do so in the future. In particular, the issuance of shares of our Common Stock upon the conversion and/or exercise of the securities issued pursuant to the PPA, the Preferred Stock Purchase Agreement, certain warrant agreements or other securities purchase agreements entered into by the Company will continue to increase the number of shares eligible for future resale in the public market and could cause the price of our Common Stock to decline. Issuances of shares of our Common Stock pursuant to the equity and financing agreements that we may continue to utilize or enter into will also continue to dilute the percentage ownership of our stockholders and may dilute the market price, the per share projected earnings (if any) or book value of our Common Stock. Sales of a substantial number of shares of our Common Stock in the public market or other issuances of shares of our Common Stock, or the perception that these sales or issuances could occur, could cause the market price of our Common Stock to decline and may make it more difficult for you to sell your shares at a time and price that you deem appropriate.

Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our securities.

On March 8, 2024, we effected a 1-for-23 reverse stock split in order to increase the trading price of our Common Stock and comply with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the "Bid Price Requirement"). Although we are currently in compliance with the Bid Price Requirement, if we again fail to satisfy this or any other continued listing requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Stock when you wish to do so. In the event of a delisting, we would take actions to restore our compliance with Nasdaq's listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Stock to become listed again, stabilize the market price or improve the liquidity of our securities or prevent future non-compliance with Nasdaq's listing requirements.

We do not expect to declare any dividends on our Common Stock in the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends on our Common Stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on then-existing conditions, including, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, business prospects and other factors that the Board may deem relevant. We are also required to pay dividends to the holders of our Series B Cumulative Perpetual Redeemable Preferred Stock, which could reduce our ability to pay cash dividends on our Common Stock. In addition, we may in the future enter into additional financing or other arrangements which could restrict our ability to pay dividends on our Common Stock. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Concentration of ownership among our existing executive officers, directors and their respective affiliates may prevent new investors from influencing significant corporate decisions.

As of March 25, 2024, investment vehicles controlled by our Chief Executive Officer and Executive Chair beneficially own approximately 5.40% of our outstanding Common Stock and our executive officers, directors and their respective affiliates as a group beneficially own approximately 8.56% of our outstanding Common Stock. As a result, these stockholders are able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our Certificate of Incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of us or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Our Certificate of Incorporation designates specific courts as the exclusive forum for certain stockholder litigation matters, which could limit the ability of our stockholders to obtain a favorable forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against current or former directors, officers or other employees for breach of fiduciary duty, other similar actions, any other action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware and any action or proceeding concerning the validity of our Certificate of Incorporation or our Bylaws may be brought only in the Court of Chancery in the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction thereof, any state court located in the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), unless we consent in writing to the selection of an alternative forum. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision may limit our stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our directors, officers or other employees and may have the effect of discouraging lawsuits against our directors, officers and other employees. Furthermore, our stockholders may be subject to increased costs to bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors' ability to bring claims in a judicial forum that they find favorable.

In addition, the enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Certificate of Incorporation is inapplicable or unenforceable. In March 2020, the Delaware Supreme Court issued a decision in *Salzburg et al. v. Sciabacucchi*, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it. If a court were to find the exclusive forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, prospects, financial condition and operating results.

The issuance of shares of our Common Stock upon exercise of our outstanding Public Warrants will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of December 31, 2023, warrants to purchase an aggregate of approximately 23.8 million shares of our Common Stock were outstanding and exercisable (subject to the conditions set forth in the Public Warrant Agreement) (such warrants, "Public Warrants"). As of December 31, 2023, the exercise price of these Public Warrants is $11.50 per share. To the extent such Public Warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Public Warrants may be exercised could adversely affect the market price of our Common Stock.

There is no guarantee that our Public Warrants will be in the money at the time they are exercisable, and they may expire worthless.

As of December 31, 2023, the exercise price for our Public Warrants is $11.50 per share of Common Stock. There is no guarantee that the Public Warrants will be in the money throughout the time they are exercisable and prior to their expiration, and as such, the Public Warrants may expire worthless.

We may amend the terms of the Public Warrants in a manner that may be adverse to holders with the approval by the holders of at least 50.0% of the then-outstanding Public Warrants. As a result, the exercise price of your Public Warrants could be increased, the exercise period could be shortened and the number of shares of our Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without your approval.

Our Public Warrants are issued in registered form under a warrant agreement (the "Public Warrant Agreement") between us and Continental Stock Transfer & Trust Company, as warrant agent. The Public Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50.0% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50.0% of the then-outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50.0% of the then-outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, convert the Public Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our Common Stock purchasable upon exercise of a Public Warrant.

We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making such Public Warrants worthless.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Common Stock equals or exceeds $18 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (a) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (c) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

In addition, we may redeem your Public Warrants after they become exercisable for a number of shares of Common Stock determined based on the redemption date and the fair market value of our Common Stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the Public Warrants are "out-of-the-money," in which case, you would lose any potential embedded value from a subsequent increase in the value of our Common Stock had your Public Warrants remained outstanding.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Common Stock adversely, the price and trading volume of our Common Stock could decline.

The trading market for our Common Stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

An active trading market for our Common Stock or our Public Warrants may not be maintained.

We can provide no assurance that we will be able to maintain an active trading market for our Common Stock or our Public Warrants on the Nasdaq Capital Market, or Nasdaq, or any other exchange in the future. If an active market for our Common Stock or our Public Warrants is not maintained, or if we fail to satisfy the continued listing standards of Nasdaq for any reason and our securities are delisted, it may be difficult for our security holders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of Common Stock and acquire other complementary products, technologies or businesses by using our shares of Common Stock as consideration.

Registration of the shares of our Common Stock issuable upon exercise of the warrants under the Securities Act may not be in place when an investor desires to exercise warrants.

Under the terms of the Public Warrant Agreement, as well as terms of the contractual agreements underlying the certain warrant agreements, we are obligated to file and maintain an effective registration statement under the Securities Act covering the issuance of shares of our Common Stock issuable upon exercise of the warrants. We cannot assure you that we will be able to do so if, for example, any facts or events arise that represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or we are required to address any comments the SEC may issue in connection with such registration statement. For so long as the issuance of the shares of Common Stock issuable upon exercise of the warrants is not covered by an effective registration statement, registered under the Securities Act, we are required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of Common Stock for sale under all applicable state securities laws.

We may issue additional shares of Common Stock or preferred stock, including under our equity incentive plan. Any such issuances would dilute the interest of our stockholders and likely present other risks.

We may issue a substantial number of additional shares of Common Stock or preferred stock, including under our equity incentive plan. Any such issuances of additional shares of Common Stock or preferred stock:

- may significantly dilute the equity interests of our investors;

- may subordinate the rights of holders of Common Stock if preferred stock is issued with rights senior to those afforded our Common Stock;

- could cause a change in control if a substantial number of shares of our Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

- may adversely affect prevailing market prices for our Common Stock and/or warrants.

The issuance of shares of our Common Stock upon exercise of our outstanding warrants will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of December 31, 2023, there were 23,755,069 Public Warrants outstanding. Furthermore, as of December 31, 2023, there were certain outstanding warrants to purchase our Common Stock pursuant to the VDL Nedcar Warrant (Note 16), Walmart Warrants (Note 16), Yorkville PPA Warrants (Note 16), RDO SPA Warrants (Note 16), June 2023 PIPE Warrants (Note 16), I-40 Warrants (Note 16), August 2023 PIPE Warrants (Note 16), Yorkville Convertible Debentures Warrants (Note 16) and Preferred Stock Warrants (Note 16). To the extent any of our outstanding warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the holders of our Common Stock and increase the number of shares subject to resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Common Stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate.

The actual number of shares of Common Stock we will issue pursuant to the ATM Offering, at any one time or in total, is uncertain.

Subject to certain conditions and compliance with applicable law, we may, or continue to issue, as applicable, shares of our Common Stock from time to time in the market under the ATM Offering. Furthermore, under the terms of the PPA (Notes 9 and 14) and the Eighth Supplemental Agreement (Note 19), if there are any amounts outstanding under a Pre-Paid Advance, we are not permitted to utilize the ATM Sales Agreement without prior consent from Yorkville. As such, it is not possible at this stage to predict the total number of shares of Common Stock that will be ultimately issued pursuant to these programs.

General Risk Factors

We have been, and may in the future be, adversely affected by health epidemics and pandemics, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks. For instance, the COVID-19 pandemic previously resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, social distancing practices, stay-at-home or shelter-in-place orders, and business shutdowns. These measures had an adverse impact on our business and operations, including, for example, inefficiencies with testing and manufacturing of our EVs, which could not be conducted remotely in all cases, increased costs associated with working remotely or otherwise operating in compliance with regulatory restrictions related to the pandemic, or reduced availability of capital.

Some members of our management team have limited experience in operating a public company.

Some of our senior officers have limited experience in the management of a publicly traded company. Such members' limited experience could expose us to risks, especially with respect to the application and interpretation of accounting policies, practices or internal control over financial reporting required of public companies. We continue to upgrade our finance and accounting systems to an enterprise system suitable for a public company, which will assist us in the timely filing of required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). If we are unable to continue hiring or are unable to retain senior officers and other personnel with public company experience, in particular public company reporting experience, our filings with the SEC may be delayed or we may suffer errors with respect to our internal control over financial reporting or otherwise with respect to our public filings, some of which could be material errors or result in claims of fraud or misrepresentation.

We incur increased costs and administrative burden as a result of operating as a public company, and our management devotes substantial time to maintaining compliance.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more now that we are no longer an emerging growth company. As a public company, we are subject to the requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules and regulations promulgated and to be promulgated thereunder, Public Company Accounting Oversight Board (the "PCAOB"), as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel devote a substantial amount of time to maintaining compliance with these requirements, Moreover, these rules and regulations substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly. The increased costs may increase our net loss and comprehensive loss.

It may also be more expensive to obtain director and officer liability insurance. We cannot always predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The additional reporting and other obligations imposed by these rules and regulations may increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs may require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Furthermore, if any issues in complying with the above requirements are identified (for example, if we or our independent registered public accounting firm identifies additional material weaknesses or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Increased scrutiny of our environmental, social or governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.

There is increasing focus from customers, consumers, employees, regulators, lenders and other stakeholders concerning environmental, social and governance ("ESG") matters, including corporate citizenship and sustainability. Additionally, public interest and legislative pressure related to public companies' ESG practices continues to grow. If our ESG practices fail to meet regulatory requirements or stakeholders' evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board and employee diversity, human capital management, employee health and safety practices, corporate governance and transparency and employing ESG strategies in our operations, our brand, reputation and employee retention may be negatively impacted, and customers and suppliers may be unwilling to do business with us.

Applying ESG approaches in our manufacturing, servicing and other processes is likely to incur additional costs, with growing regulatory requirements and market demand for the inclusion of more ESG compliant options in construction, manufacturing, waste processing and supply chains.

In addition, as we work to align our ESG practices with industry standards, we have expanded and, in the future, will likely continue to expand our public disclosure in these areas. From time to time, we may communicate certain initiatives or goals regarding environmental and sustainability topics and other ESG matters either through disclosures in our public filings or documents that we publish on our website. In the U.S., amongst other regulatory efforts, in February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings, and in March 2021, the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement. We expect to incur additional costs and require additional resources to monitor, report and comply with regulatory requirements and our own-developed ESG practices. The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. The disclosure frameworks we choose to align with, if any, may change from time to time and may result in a lack of consistent or meaningful comparative data from period to period. Ensuring there are systems and processes in place to comply with various ESG tracking and reporting obligations will require management time and expense. In addition, our processes and controls may not always comply with evolving standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals.

Our employees and independent contractors may engage in misconduct or other improper activities, which could have an adverse effect on our business, prospects, financial condition and operating results.

We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results.

We expect our initial EVs sales to be concentrated in certain targeted jurisdictions, putting it at risk of region-specific disruptions.

We expect our initial EV sales to be concentrated in certain limited jurisdictions. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in other markets that may become similarly concentrated. Further, as compared to our competitors who operate on a wider geographic scale, any adverse changes or events in our targeted jurisdictions may expose our business and results of operations to more significant risks.

We may become subject to product liability claims, including possible class action and derivative lawsuits, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or those that do not involve our EVs, could harm our business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our EVs do not perform or are claimed to not have performed as expected. As is true for other EV suppliers, we expect in the future that our EVs will be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect our competitors or suppliers may cause indirect adverse publicity for us and our EVs.

A successful product liability claim against us could require us to pay a substantial monetary award. Our risks in this area are particularly pronounced given we have not deployed our EVs for consumer use to date and the limited field experience of our EVs. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our EVs and business and could have a material adverse effect on our brand, business, prospects, financial condition and operating results. We may self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from company funds, not by insurance.

Inflation and sustained higher prices may adversely impact our results of operations and financial condition.

We have experienced adverse inflationary impacts on key production inputs, equipment, services, supplier costs and other business expenses. Inflation and its negative impacts could escalate in future periods. Even if inflation stabilizes or abates, the prices of key production inputs, wages and other costs of labor, equipment, services, supplier costs and other business expenses may remain at elevated levels. As a result, inflation and sustained higher prices may have a material adverse effect on our results of operations and financial condition.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized work forces, such as our manufacturing partners, parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results.

We no longer qualify as an "emerging growth company" within the meaning of the Securities Act and in the future will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We previously qualified as an "emerging growth company" as defined in Section 2(a) of the Securities Act, as amended, and elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards and certain other exemptions and reduced reporting requirements provided by the JOBS Act. Accordingly, we have previously not been required to provide an auditor's attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. Based on the Company's aggregate worldwide market value of voting and non-voting common equity held by non-affiliates as of June 30, 2021, we lost our emerging growth company status and became a "large accelerated filer" beginning with the Annual Report on Form 10-K for the year ending December 31, 2021. If we are unable to in any such Annual Report assert that our internal control over financial reporting is effective or if our independent registered public accounting firm, if required, is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or expresses an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets or other sources of funds and our stock price may be adversely affected.

We are a "smaller reporting company" within the meaning of the Securities Act. The reduced disclosure requirements applicable to smaller reporting companies may make our Common Stock less attractive to investors.

Based on the aggregate worldwide market value of voting and non-voting Common Stock held by non-affiliates as of June 30, 2023, we are a "smaller reporting company" as defined in Rule 12b-2 under the Exchange Act and for so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not smaller reporting companies. These exemptions include, among others:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;
- being permitted to omit quantitative and qualitative disclosures of market risk; and
- not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404(b) of the Sarbanes-Oxley Act.

These scaled disclosures may make comparison of our disclosures with another public company, which is not a smaller reporting company, difficult because of the differences in the extent of such disclosure. We cannot predict whether investors will find our Common Stock less attractive if we rely on these exemptions. If some investors find our Common Stock less attractive as a result, we could experience greater difficulty raising equity capital, there may be a less active trading market for our Common Stock, and our stock price may be more volatile.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an important part of the Company's overall enterprise risk management systems and processes. Canoo utilizes industry standard cybersecurity frameworks including NIST CSF and ISO 27001 as part of our overall cybersecurity risk management program. This does not imply that we meet any particular technical standards, specifications or requirements, only that we use the frameworks as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Led by the Cybersecurity team with oversight by the Audit Committee of the Board and executive management, the program incorporates teams across the organization including Information Technology, Compliance, Legal and Product.

The program utilizes risk assessments for the identification of material cybersecurity risks to critical systems, information, products, personnel, facilities, and technology environments.

We operate cybersecurity threat intelligence and monitoring programs that utilize third-party tools and services, commercial and open-source threat intelligence, and cybersecurity communities like the Automotive ISAC to identify and assess threats. Security events are evaluated and prioritized for response and remediation.

We encourage proactive vulnerability reporting through our vulnerability disclosure program, maintain appropriate incident response plans and procedures, and operate incident response teams capable of responding to cybersecurity incidents.

We conduct regular internal workforce training and awareness programs, perform internal testing and assessments of controls where appropriate, and periodically engage external service providers and consultants to conduct assessments, evaluations, and penetration testing activities.

Third-party risk management processes exist to minimize the material cybersecurity risks associated with our use of third-party suppliers, vendors and service providers. Cybersecurity risks, cyber risk ratings, cybersecurity program maturity and potential fourth-party risks are typically considered when selecting and performing oversight of third-party service providers. While we are in the process of increasing the resiliency of these processes across the board, our control over and ability to monitor the security posture of third-party vendors and service providers remains limited and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by such third parties. Additionally, any contractual protections with such third parties, including our right to indemnification, if any at all, may be limited or insufficient to prevent a negative impact on our business from such compromise or failure.

Cybersecurity Governance

The Audit Committee of the Board is responsible for oversight of cybersecurity risks. The Audit Committee and Board periodically and as necessary receive updates from the Cybersecurity team or external experts regarding the activities and performance of the cybersecurity risk management program, current and potential risks and threats, and other relevant cybersecurity topics.

ITEM 2. PROPERTIES

Our principal research & development and manufacturing facilities include leased properties in California, Michigan, Arkansas, and Oklahoma. Our principal executive offices are located in Justin, Texas, and primarily used for administrative and corporate business activities, as well as select research & development. Refer to Note 10 of the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details on our leased properties.

We believe that our existing facilities are suitable and adequate for the current conduct of our business. To meet the future needs of our business, we may lease or purchase additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

For a description of material pending legal proceedings, please see Note 12, Commitments and Contingencies, of the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock and public warrants currently trade on The Nasdaq Capital Market under the symbols "GOEV" and "GOEVW," respectively.

Holders of Record

As of March 25, 2024, there were 35 holders of record of our Common Stock.

As of March 25, 2024, there were 23,755,069 public warrants outstanding held by 5 holders. After the reverse stock split that occurred on March 8, 2024, 23 warrants entitles the registered holder to purchase one share of our Common Stock at a price of $264.50 per share, subject to certain adjustments.

The actual number of stockholders of our Common Stock and warrants is greater than this number of record holders and includes holders who are beneficial owners but whose shares of Common Stock or warrants are held in "street name" by banks, brokers and other nominees.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on then-existing conditions, including, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, business prospects and other factors that the Board may deem relevant.

Unregistered Sales of Equity Securities and Use of Proceeds

During the year ended December 31, 2023, the Company issued 2.3 million shares of Common Stock to I-40 Partners under the lease agreement with I-40 Partners. The issuance of shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. I-40 Partners represented to the Company that it is an "accredited investor" as defined in Rule 501 of the Securities Act.

On August 4, 2023, the Company issued to certain special purpose vehicles managed by entities affiliated with Mr. Aquila, 5.6 million shares of Common Stock and warrant to purchase an aggregate additional 5.6 million shares of Common Stock with an exercise price of $0.54 per share for an aggregate purchase price of $3.0 million. The exercise period with respect to the warrant is from November 1, 2022 to November 1, 2025 unless terminated early. The warrant can be exercised in whole or in part beginning six months following the date of issuance and will expire five years from the initial exercise date. The shares and warrant were issued in a private placement exempt from registration under Section 4(a)(2) of the Securities Act. Each of the special purpose vehicle represented to the Company that it is an "accredited investor" as defined in Rule 501 of the Securities Act.

In addition to the above, during the year ended December 31, 2023, the Company was contractually obligated to issue 0.9 million shares of Common Stock in the aggregate to certain consultants pursuant to their respective consulting arrangements with the Company. Each issuance of shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Furthermore, each consultant represented to the Company that it is an "accredited investor" as defined in Rule 501 of the Securities Act.

During the year ended December 31, 2023, the Company sold other equity securities not registered under the Securities Act, as has been previously disclosed in Current Reports on Form 8-K.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 6. [RESERVED]

None

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that our management believes is relevant to an assessment and understanding of our results of operations and financial condition. This discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K. The statements in this discussion regarding expected and other production timelines, development of our own manufacturing facilities, industry trends, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Part I, Item 1A. "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Certain figures included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Canoo Inc. ("Canoo" or the "Company") is a high tech advanced mobility technology company with a proprietary modular electric vehicle platform and connected services initially focused on commercial fleet, government and military customers. The Company has developed a breakthrough EV platform that it believes will enable it to rapidly innovate, iterate and bring new products, addressing multiple use cases, to market faster than our competition and at lower cost. Our vehicle architecture and design philosophy are aimed at driving productivity and returning capital to our customers, and we believe the software and technology capabilities we are developing, packaged around a modular, customizable product, have the potential to empower the customer experience across a vehicle's lifecycle. We have commercialized our first production vehicles and are delivering them to customers. We remain committed to the environment and to delivering sustainable mobility to our customers to support them in meeting their net zero emissions goals. We are proudly manufacturing our fully electric vehicles in Oklahoma and are committed to building a diverse workforce that will draw heavily upon the local communities of Native Americans and Veterans.

We believe we are one of the first automotive manufacturers focused on monetizing value across the entirety of the vehicle lifecycle, across multiple owners. Our platform and data architecture is purpose-built to be durable and serve as the foundation for the vehicles we intend to offer, unlocking a highly differentiated, multi-layer business model. The foundational layer is our Multi-Purpose Platform ("MPP-1" or "platform") architecture, which serves as the base of our vehicles. Our first production vehicles are the Lifestyle Delivery Vehicle, including the Lifestyle Delivery Vehicle 130 and Lifestyle Delivery Vehicle 190. Future models will include the Lifestyle Vehicle ("LV") in its Base, Premium, and Adventure trims; the Multi-Purpose Delivery Vehicle ("MPDV") and the Pickup. The next layer is cybersecurity which is embedded in our vehicle to ensure the privacy and protection of vehicle data. Our top hats, or cabins, are modular and purpose-built to provide tailored solutions for our customers. This intentional design enables us to efficiently use resources to produce only what is necessary, underscoring our focus on sustainability and returning capital to customers. The remaining layers, connected accessories and digital customer ecosystem, present high-margin opportunities that extend beyond the initial vehicle sale, across multiple owners. In addition, there are opportunities for software sales throughout the vehicle life, including predictive maintenance and service software or advanced driver assistance systems ("ADAS") upgrades.

Our platform architecture is a self-contained, fully functional rolling chassis that directly houses the most critical components for operation of an EV, including our in-house designed proprietary electric drivetrain, battery systems, advanced vehicle control electronics and software and other critical components, which all have been optimized for functional integration. Both our true steer-by-wire system, believed to be the first such system applied to a production-intent vehicle, and our transverse composite leaf-spring suspension system are core components of our platform's differentiated functionality, enabling the development of a broad range of vehicle types and use cases due to the chassis' flat profile and fully variable steering positions. All of our announced EVs, including the Lifestyle Delivery Vehicle 130, the Lifestyle Delivery Vehicle 190, the LV, the MPDV and the Pickup, will share a common platform architecture paired with different top hats to create a range of uniquely customized and use case optimized purpose-built mobility solutions targeting multiple segments of the rapidly expanding EV marketplace.

In addition to our vehicle technology, we are developing an in-house designed and proprietary software platform that aggregates car data from both Canoo and non-Canoo vehicles and delivers valuable insights to our customers. Collected over-the-air for connected vehicles or via an on-board diagnostics ("OBD") device for non-connected vehicles, we believe car data is critical to powering the customer journey and maximizing utility and value from the vehicle ownership experience. Leveraging our data aggregation platform, we aim to create the Canoo Digital Ecosystem, an application store that centralizes all vehicle information for customers and provides key tools across Security & Safety, Household Vehicle Management, Fleet Management, Lifecycle Management and Vehicle Asset Management. Through our software offering, we believe we can provide substantial value to customers by staying connected throughout the vehicle lifecycle, across multiple owners.

As a Technology Equipment Manufacturer (TEM), Canoo is dedicated to developing vehicles that prioritize high performance, design excellence and seamless integration of purpose-built hardware and proprietary software. The core of Canoo's technology is in its Multi-Purpose Platform (MPP) architecture which has been meticulously engineered for durability and versatility, enabling a wide range of use cases. Our integrated software delivers user-centric features and functions that enable the generation of valuable data-driven insights for both fleet operators and consumers. Ultimately, Canoo strives to provide a connected, safe, and personalized driving experience by harnessing advanced vehicle technology.

Core to our values is delivering high quality products while empowering local communities, which drove our decision to build in America and source a majority of our parts from America and allied nations. We believe vertical integration across our manufacturing and assembly process will enable us to achieve in-house scale production with less supply chain risk and provide us better oversight of our vehicle manufacturing. We are building production facilities in states and communities that are investing in high-tech manufacturing alongside us, creating American jobs and driving innovation.

We have made strategic investments in our technology and products that position us to capture three large and growing markets - commercial and passenger vehicles, upfitting and accessories, and telematics data.

We continue to innovate and develop every aspect of our business, from capturing opportunities beyond the traditional business model to our built in America, highly utilitarian vehicles optimized to return capital to our customers. We believe being forward-thinking across these areas has set the foundation for us to develop into a scalable business that is differentiated from our peers across the automotive original equipment manufacturer ("OEM") landscape.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in Item 1A, "Risk Factors."

Availability of Financing Sources and Commercialization of Our EVs

We expect to derive future revenue from our first vehicle offerings. In order to reach commercialization, we must purchase and integrate related property and equipment, as well as achieve several research and development milestones.

Our capital and operating expenditures have increased significantly in connection with our ongoing activities and we expect they will continue to increase, as we:

- continue to invest in our technology, research and development efforts;

- compensate existing personnel;

- invest in manufacturing capacity, via our owned facilities;

- increase our investment in marketing, advertising, sales and distribution infrastructure for our EVs and services;

- obtain, maintain and improve our operational, financial and management information systems;

- hire additional personnel;

- commercialize our EVs;

- obtain, maintain, expand and protect our intellectual property portfolio; and

- continue to operate as a public company.

We require substantial additional capital to develop our EVs and services and fund our operations for the foreseeable future. We will also require capital to identify and commit resources to investigate new areas of demand. Until we can generate sufficient revenue from vehicle sales, we are financing our operations through access to private and public equity offerings and debt financings. Management believes substantial doubt exists about the Company's ability to continue as a going concern for twelve months from the date of issuance of the financial statements included in this Annual Report on Form 10-K.

Macroeconomic Conditions

Current adverse macroeconomic conditions, including but not limited to heightened inflation, slower growth or recession, changes to fiscal and monetary policy, higher interest rates, currency fluctuations, and challenges in the supply chain could negatively affect our business.

Increased demand for semiconductor chips in 2020, due in part to the increased demand for consumer electronics that use these chips, resulted in a global shortage of chips in 2021 that has continued into 2024. As a result, our ability to source semiconductor chips used in our vehicles may be adversely affected. This shortage may result in increased chip delivery lead times, delays in the production of our vehicles, and increased costs to source available semiconductor chips.

Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, and if so, we may be subject to future impairment losses related to long-lived assets as well as changes to valuations.

Key Components of Statements of Operations

Basis of Presentation

Currently, we conduct business through one operating segment. We are an early stage-growth company with limited commercial activities to date, which are primarily conducted in the United States. For more information about our basis of presentation, refer to Note 2, Basis of Presentation and Summary of Significant Accounting Policies, of the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Revenue

Our revenue was derived from vehicle revenues resulting from the delivery of our vehicles, as well as revenues derived from battery modules and engineering services to our customers.

Cost of Revenue

We recorded cost of revenue for the vehicle components, parts, labor costs, and amortized tooling and capitalized costs involved in producing and assembly of our EVs.

Research and Development Expenses, excluding Depreciation

Research and development expenses, excluding depreciation consist of salaries, employee benefits and expenses for design and engineering, stock-based compensation, as well as materials and supplies used in research and development activities. In addition, research and development expenses include fees for consulting and engineering services from third party vendors.

Selling, General and Administrative Expenses, excluding Depreciation

The principal components of our selling, general and administrative expenses are salaries, wages, benefits and bonuses paid to our employees; stock-based compensation; travel and other business expenses; and professional services fees, including legal, audit and tax services.

Depreciation Expense

Depreciation is provided on property and equipment over the estimated useful lives on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the loss from operations. No depreciation expense is allocated to research and development and selling, general and administrative expenses.

Interest (Expense) Income

Interest expense consists primarily of interest expense and amortization of debt discount and issuance costs.

Gain on Fair Value Change in Contingent Earnout Shares Liability

The gain on fair value change in the contingent earnout shares liability is due to the change in fair value of the corresponding contingent earnout shares liability.

Gain on Fair Value Change in Warrant Liability and Derivative Liability

The gain on fair value change in the warrant liability and derivative liability is primarily due to the change in fair value of the corresponding warrant and derivative liability described in Note 4 and Note 16.

Loss on Fair Value Change in Derivative Asset

The loss on fair value change in derivative asset is due to the change in fair value of the conversion feature of the Fifth Pre-Paid Advance described in Note 9.

Loss on Fair Value Change in Convertible Debt

The loss on fair value change in convertible debt is due to the change in fair value of the convertible debentures further described in Note 9.

Loss on Extinguishment of Debt

The loss on extinguishment of debt arose from the redemption of our convertible debt with Yorkville into Common Stock, as discussed in Note 9, Convertible Debt.

Other (expense), net

Other expense relates to financing expenses related to the RDO SPA and Placement Agent Warrants, as discussed in Note 14, Equity and Note 16, Warrants.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

Commentary for the year ended December 31, 2022 compared to 2021 may be found in Item 7 of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 30, 2023, ("2022 Form 10-K").

The following table sets forth our historical operating results for the periods indicated (in thousands):

	Year Ended December 31,		$ Change	% Change
	2023	2022		
Revenue	$ 886	$ —	$ 886	100 %
Cost of revenue	2,374	—	2,374	100 %
Gross margin	(1,488)	—	(1,488)	100 %
Operating Expenses				
Research and development expenses, excluding depreciation	139,193	299,218	(160,025)	(53)%
Selling, general and administrative expenses, excluding depreciation	113,295	196,029	(82,734)	(42)%
Depreciation	13,843	11,554	2,289	20 %
Total operating expenses	266,331	506,801	(240,470)	(47)%
Loss from operations	(267,819)	(506,801)	238,982	(47)%
Interest expense	(5,537)	(2,249)	(3,288)	146 %
Gain on fair value change in contingent earnout shares liability	2,972	26,044	(23,072)	(89)%
Gain on fair value change in warrant and derivative liability	68,689	—	68,689	NM
Loss on fair value change of derivative asset	(5,966)	—	(5,966)	NM
Loss on fair value change of convertible debt	(61,551)	—	(61,551)	NM
Loss on extinguishment of debt	(30,717)	(4,626)	(26,091)	564 %
Other expense, net	(2,092)	(62)	(2,030)	3274 %
Loss before income taxes	(302,021)	(487,694)	185,673	(38)%
Provision for income taxes	—	—	—	NM
Net loss and comprehensive loss attributable to Canoo	$ (302,021)	$ (487,694)	$ 185,673	(38)%

"NM" means not meaningful

Revenue and Cost of Revenues

Revenues include vehicle revenues resulting from the delivery of our vehicles to our customers as well as revenues derived from other streams including sales of battery modules and provision of engineering services to our customers. We generated total revenue of $0.9 million for the year ended December 31, 2023. Our cost primarily relates to the cost of production of vehicles and includes direct parts, material and labor costs, machinery and tooling depreciation, amortization of capitalized manufacturing costs, shipping and logistics costs, adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value ("LCNRV") as needed, and adjustments for excess and obsolete inventory, as needed. Cost of revenue also includes materials, labor and other direct costs related to the development of battery modules and provision of engineering services. We incurred $2.4 million in cost of revenues, which includes LCNRV write down of $2.2 million.

As our cost of revenues were greater than our revenues, it resulted in a negative gross margin of $1.5 million for the year ended December 31, 2023. Negative gross margin was primarily due to the custom-built, low-volume initial vehicle deliveries and LCNRV write downs. We expect negative gross margin to improve on a per-vehicle basis as we increase overall production levels and achieve commercial cost savings on material and labor costs.

Research and Development Expenses, excluding Depreciation

Research and development expenses, excluding depreciation, were $139.2 million for the year ended December 31, 2023, compared to $299.2 million for the year ended December 31, 2022. The decrease of $160.0 million, or 53%, was primarily due to decrease in research and development costs of $90.8 million, salary and related benefits expense of $31.8 million, and stock-based compensation expense of $24.4 million. Other factors affecting research and development expenses were individually immaterial.

Research and development costs were $24.2 million for the year ended December 31, 2023, compared to $115.0 million for the year ended December 31, 2022. The decrease of $90.8 million, or 79%, in research and development costs was primarily due to decrease in spending related to engineering and design, gamma parts, prototype tooling and redirecting focus on initiatives related to commencing low-volume production.

Salary and related benefits expense was $95.0 million for the year ended December 31, 2023, compared to $126.8 million for the year ended December 31, 2022. The decrease of $31.8 million, or 25%, in salary and related benefits expenses was primarily due to changes in headcount mix from engineering to manufacturing, turnover of employees, and a decrease in temporary employees driven by the Company's focus on essential activities.

Stock-based compensation expense was $6.7 million for the year ended December 31, 2023, compared to $31.1 million for the year ended December 31, 2022. The decrease of $24.4 million, or 78%, in stock-based compensation expense was primarily due to fewer grants of restricted stock units during the year ended December 31, 2023, and a decrease in compensation expenses recorded during the year as a result of graded vesting of certain prior period grants which results in higher stock-based compensation expense in the earlier years. See further discussion in Note 15, Stock-based Compensation, of the notes to our accompanying financial statements.

Selling, General, and Administrative Expenses, excluding Depreciation

Selling, general, and administrative expenses were $113.3 million for the year ended December 31, 2023, compared to $196.0 million for the year ended December 31, 2022. The decrease of $82.7 million, or 42%, was primarily due to a decrease of $27.4 million in professional fees, $25.0 million in stock-based compensation expenses, $18.3 million in salary and related benefits, and $7.5 million in marketing and events. Other factors affecting selling, general and administrative expenses were individually immaterial.

Professional fees expense was $20.3 million for the year ended December 31, 2023, compared to $47.7 million for the year ended December 31, 2022. The decrease of $27.4 million, or 57%, in professional fees expense was primarily due to a reduction in legal, consulting and recruiting fees during the year ended December 31, 2023.

Stock-based compensation expense was $23.5 million for the year ended December 31, 2023, compared to $48.5 million for the year ended December 31, 2022. The decrease of $25.0 million, or 52%, in stock-based compensation expense was primarily driven by forfeiture of restricted stock resulting from headcount changes and a decrease in compensation expenses recorded during the year as a result of graded vesting of certain prior period grants which results in higher stock-based compensation expense in the earlier years. See further discussion in Note 15, Stock-based Compensation, of the notes to our accompanying financial statements.

Salary and related benefits expense was $29.4 million for the year ended December 31, 2023, compared to $47.7 million for the year ended December 31, 2022. The decrease of $18.3 million, or 38%, in salary and related benefits expense was due to changes in headcount driven by turnover and the Company's focus on essential activities during the year ended December 31, 2023.

Marketing and events costs was $0.5 million for the year ended December 31, 2023, compared to $8.0 million for the year ended December 31, 2022. The decrease of $7.5 million, or 94%, in marketing and events costs was primarily driven by the Company's reduced investment in marketing.

Depreciation Expense

Depreciation expense was $13.8 million for the year ended December 31, 2023, compared to $11.6 million for the year ended December 31, 2022. The increase of $2.2 million, or 20%, was primarily due to machinery and equipment and tooling assets being transferred into service during the year ended December 31, 2023.

Interest Expense

Interest expense was $5.5 million for the year ended December 31, 2023 compared to $2.2 million for the year ended December 31, 2022. This increase of $3.3 million or 146% was primarily due to the increase in convertible debt balance resulting in an increase in interest expense.

Gain on Fair Value Change in Contingent Earnout Shares Liability

Gain on fair value change in contingent earnout shares liability was $3.0 million for the year ended December 31, 2023, compared to $26.0 million for the year ended December 31, 2022. The decrease of $23.0 million, or 89%, was a result of the periodic remeasurement of the fair value of our contingent earnout shares liability, primarily driven by the declining stock price.

Gain on Fair Value Change in Warrant and Derivative Liability

Gain on fair value change in warrant and derivative liability was $68.7 million for the year ended December 31, 2023, compared to zero for the year ended December 31, 2022. The increase of $68.7 million was due to the fair value change of the corresponding warrant liability related to warrants discussed in Note 16.

Loss on Fair Value Change of Derivative Asset

The loss on fair value change of derivative asset was $6.0 million for the year ended December 31, 2023, compared to zero for the year ended December 31, 2022. The increase of $6.0 million was due to the fair value change of the derivative asset associated with the Fifth Pre-Paid Advance as discussed in Note 4 and Note 9.

Loss on Fair Value Change of Convertible Debt

The loss on fair value change of convertible debt was $61.6 million for the year ended December 31, 2023, compared to zero for the year ended December 31, 2022. The increase of $61.6 million was due to the loss on issuance of convertible debentures totaling $69.6 million, offset by a gain on fair value change of the convertible debt between inception and December 31, 2023 of $6.9 million, as discussed in Note 4 and Note 9.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $30.7 million for the year ended December 31, 2023, compared to $4.6 million for the year ended December 31, 2022. The increase of $26.1 million, or 564%, was due to the conversion of outstanding balances in the PPA and Convertible Debentures held by Yorkville into shares of the Company's Common Stock as discussed in Note 9.

Other Expense, Net

Other Expense, net was $2.1 million for the year ended December 31, 2023, compared to $0.1 million for the year ended December 31, 2022. The increase of $2.0 million, or 3274% was primarily due to private placement fees of $2.4 million. Other factors affecting Other Expense, net were individually immaterial.

Non-GAAP Financial Measures

In addition to our results determined in accordance with accounting principles generally accepted in the United States ("GAAP"), we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Earnings Per Share ("EPS")

"EBITDA" is defined as net loss before interest expense, income tax expense or benefit, and depreciation and amortization. "Adjusted EBITDA" is defined as EBITDA adjusted for stock-based compensation, restructuring charges, asset impairments, and other costs associated with exit and disposal activities, acquisition and related costs, changes to the fair value of contingent earnout shares liability, changes to the fair value of warrant and derivative liability, changes to the fair value of convertible debt, changes to the fair value of derivative asset and any other one-time non-recurring transaction amounts impacting the statement of operations during the year. "Adjusted Net Loss" is defined as net loss adjusted for stock-based compensation, restructuring charges, asset impairments, non-routine legal fees, and other costs associated with exit and disposal activities, acquisition and related costs, changes to the fair value of contingent earnout shares liability, changes to the fair value of warrants and derivative liability, changes to the fair value of the derivative asset, changes to the fair value of convertible debt, loss on extinguishment of debt, and any other one-time non-recurring transaction amounts impacting the statement of operations during the year. "Adjusted EPS" is defined as Adjusted Net Loss on a per share basis using the weighted average shares outstanding.

EBITDA, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS are intended as a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. We believe EBITDA, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS when combined with net loss and net loss per share are beneficial to an investor's complete understanding of our operating performance. We believe that the use of EBITDA, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of EBITDA, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We manage our business utilizing EBITDA and Adjusted EBITDA as supplemental performance measures.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2023 and 2022 (in thousands):

| | Year Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
	EBITDA	Adjusted EBITDA	Adjusted Net Loss	EBITDA	Adjusted EBITDA	Adjusted Net Loss
Net loss	$(302,621)	$(302,621)	$(302,621)	$(487,694)	$(487,694)	$(487,694)
Interest expense (income)	5,537	5,537	—	2,249	2,249	—
Depreciation	13,843	13,843	—	11,554	11,554	—
Gain on fair value change in contingent earnout shares liability	—	(2,972)	(2,972)	—	(26,044)	(26,044)
Gain on fair value change in warrant and derivative liability	—	(68,689)	(68,689)	—	—	—
Loss on fair value change of derivative asset	—	5,966	5,966	—	—	—
Loss on fair value change of convertible debt	—	61,551	61,551	—	—	—
Loss on extinguishment of debt	—	30,717	30,717	—	4,626	4,626
Other expense, net	—	2,092	2,092	—	62	62
Stock-based compensation	—	30,206	30,206	—	79,573	79,573
SEC settlement (Note 12)	—	—	—	—	1,500	1,500
Non-cash legal settlement (Note 12)	—	—	—	—	5,532	5,532
Adjusted Non-GAAP amount	(283,241)	(224,370)	(243,750)	(473,891)	(408,642)	(422,445)
US GAAP net loss per share						
Basic	N/A	N/A	(0.53)	N/A	N/A	(1.81)
Diluted	N/A	N/A	(0.53)	N/A	N/A	(1.81)
Adjusted Non-GAAP net loss per share (Adjusted EPS) - Pre Stock Split						
Basic	N/A	N/A	(0.42)	N/A	N/A	(1.57)
Diluted	N/A	N/A	(0.42)	N/A	N/A	(1.57)
Adjusted Non-GAAP net loss per share (Adjusted EPS) - Post Stock Split						
Basic	N/A	N/A	(9.73)	N/A	N/A	(36.02)
Diluted	N/A	N/A	(9.73)	N/A	N/A	(36.02)
Weighted-average common shares outstanding						
Basic	N/A	N/A	576,199	N/A	N/A	269,768
Diluted	N/A	N/A	576,199	N/A	N/A	269,768

Liquidity and Capital Resources

As of December 31, 2023, we had unrestricted cash and cash equivalents in the amount of $6.4 million, which was primarily invested in money market funds that consist of liquid debt securities issued by the U.S. government. In assessing our liquidity requirements and cash needs, we also consider contractual obligations to which we are a party. Additionally, see discussion related to the operating lease maturity schedule and any new leases entered into in Note 10 of the notes to our accompanying financial statements.

We have incurred and expect to incur, net losses which have resulted in an accumulated deficit of $1.5 billion as of December 31, 2023. Management continues to explore raising additional capital through a combination of debt financing, other non-dilutive financing and/or equity financing to supplement the Company's capitalization and liquidity. If and as we raise additional funds by incurring loans or by issuing debt securities or preferred stock, these forms of financing have rights, preferences, and privileges senior to those of holders of our Common Stock. The availability and the terms under which we are able to raise additional capital could be disadvantageous, and the terms of debt financing, other non-dilutive financing, and/or equity financing could place significant restrictions on our operations. Macroeconomic conditions and credit markets are also impacting the availability and cost of potential future debt financing. As we raise capital through the issuance of additional equity, such sales and issuance has and will continue to dilute the ownership interests of the existing holders of Common Stock. There can be no assurances that any additional debt, other non-dilutive and/or equity financing would be available to us on favorable terms or at all. We expect to continue to incur net losses, comprehensive losses and negative cash flows from operating activities in accordance with our operating plan as we continue to expand our research and development activities to complete the development of our EVs, establish our go-to-market model and scale our operations to meet anticipated demand. We expect that both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

- continue to invest in our technology, research and development efforts;

- compensate existing personnel;

- invest in manufacturing capacity, via our owned facilities;

- increase our investment in marketing, advertising, sales and distribution infrastructure for our EVs and services;

- obtain, maintain and improve our operational, financial and management information systems;

- hire additional personnel;

- commercialize our EVs;

- obtain, maintain, expand and protect our intellectual property portfolio; and

- operate as a public company.

As of the date of this report, we believe that our existing cash resources and additional sources of liquidity are not sufficient to support planned operations for the next 12 months. Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty related to the Company's ability to continue as a going concern.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows (in thousands):

	For the Year Ended December 31,	
	2023	2022
Net cash used in operating activities	$ (251,134)	$ (400,475)
Net cash used in investing activities	(67,064)	(66,830)
Net cash provided by financing activities	288,482	290,428

Cash Flows from Operating Activities

Our cash flows from operating activities are significantly affected by the growth of our business primarily related to research and development as well as selling, general and administrative activities. Our operating cash flow is also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities was $251.1 million for the year ended December 31, 2023. Our cash outflow from operating activities primarily consist of payments related to our research & development and selling, general and administration expenses. Total expenditure as it relates to research & development excluding depreciation was $139.2 million during year ended December 31, 2023, of which $6.7 million related to stock-based compensation expenses during the year. The Company also incurred selling, general and administration expenses of $113.3 million for year ended December 31, 2023, of which $23.5 million related to stock-based compensation expenses during the year. The expenses include salaries and benefits paid to employees as primarily all salaries and benefits are paid in cash during the year.

Net cash used in operating activities was $400.5 million for the year ended December 31, 2022. Our cash outflow from operating activities primarily consist of payments related to our research & development and selling, general and administration expenses. Total expenditure as it relates to research & development excluding depreciation was $299.2 million during year ended December 31, 2022, of which $31.1 million related to stock-based compensation expenses during the year. The Company also incurred selling, general and administration expenses of $196.0 million for year ended December 31, 2022, of which $48.5 million related to stock-based compensation expenses during the year. The expenses include salaries and benefits paid to employees as primarily all salaries and benefits are paid in cash during the year.

Cash Flows from Investing Activities

We generally expect to experience negative cash flows from investing activities as we expand our business and continue to build our infrastructure. Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Net cash used in investing activities for the year ended December 31, 2023 was $67.1 million, which consisted of purchases of production tooling, machinery and equipment to support manufacturing activities.

Net cash used in investing activities was approximately $66.8 million for the year ended December 31, 2022, which consisted of purchases of production tooling, machinery and equipment to support manufacturing activities of $97.3 million, offset by a repayment received in February 2022 totaling $30.4 million from VDL Nedcar.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $288.5 million, which consisted primarily of proceeds from issuance of convertible debt of $107.5 million, proceeds from issuance of shares under the RDO SPA of $52.5 million offset by issuance costs of $1.5 million, proceeds from the PPA of $51.8 million, proceeds from issuance of preferred shares of $45.0 million, proceeds from Yorkville exercising its warrants of $21.2 million, and proceeds under the PIPEs of $11.8 million.

Net cash provided by financing activities was $290.4 million for the year ended December 31, 2022, which consisted primarily of proceeds from the PPA of $141.1 million, proceeds from issuance of shares under PIPE of $60.0 million, proceeds from issuance of shares under the ATM Offering of $49.3 million, proceeds from issuance of shares under SEPA agreement of $32.5 million, and proceeds from the purchase of shares by VDL Nedcar of $8.4 million, partially offset by cash repayments under the PPA of $2.5 million.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

While our significant accounting policies are described in Note 2, Basis of Presentation and Summary of Significant Accounting Policies, of the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe that the following accounting policies require a greater degree of judgment and complexity and are the most critical to understanding our financial condition and historical and future results of operations:

Convertible Debentures

The Company elected the fair value option to account for the Convertible Debentures in an aggregate principal amount of up to $62.5 million that were issued in July, August and September 2023, discussed in Note 9 titled "Yorkville Convertible Debentures" of the Notes to consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The Convertible Debentures are measured at fair value on a recurring basis using Level 3 inputs. We use the Monte Carlo valuation technique to measure the fair value of the Convertible Debentures with any changes in the fair value of the Convertible Debentures recorded in the Consolidated Statements of Operations, with the exception of changes in fair value due to instrument-specific credit risk, if any, which are recorded as a component of other comprehensive income.

Warrants

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments' specific terms and applicable authoritative guidance in ASC 480 and ASC 815, as further described in Note 2. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. The equity classified warrants are measured at fair value on its grant date using a Black-Scholes-Merton model, with no fair value re-measurement at each reporting period given equity classification. The liability classified warrants are measured at fair value on its grant date using a Black-Scholes-Merton model, with fair value re-measurement at each reporting period given its classification. Refer to Note 16 for information regarding the warrants issued.

Stock-Based Compensation

We account for stock-based compensation awards granted to employees and members of our Board based on the awards' estimated grant date fair value using a fair value method. For awards that vest solely based on continued service ("requisite service"), the resulting fair value is recognized as an expense on an accelerated basis over the requisite service period, which is generally four years. For awards which contain performance conditions, the resulting fair value is recognized over the requisite service period using the graded vesting method, when it is probable the performance conditions will be met. We account for forfeitures as they occur.

We estimate the fair value of RSUs based on the market price of our Common Stock underlying the awards on the grant date. Fair value for awards with our stock price performance metrics is calculated using the Monte Carlo simulation model, which incorporates stock price correlation and other variables over the time horizons matching the performance periods.

The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and our management uses significantly different assumptions or estimates, our stock-based compensation expense for future periods could be materially different, including as a result of adjustments to stock-based compensation expense recorded for prior periods.

For the years ended December 31, 2023 and 2022 total stock-based compensation expense was $30.2 million and $79.6 million, respectively.

Smaller Reporting Company Status

Based on the aggregate worldwide market value of voting and non-voting Common Stock held by non-affiliates as of June 30, 2023, we re-qualified as a "non-accelerated filer". Therefore, our independent registered public accounting firm is not required to provide the attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act in this Annual Report.

We are also a "smaller reporting company" as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting Common Stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our voting and non-voting Common Stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Recent Accounting Pronouncements

See Item 8. Note 3 - *Recent Accounting Pronouncements* of the notes to our accompanying financial statements for the years ended December 31, 2023 and 2022 for a summary of recently issued and adopted accounting pronouncements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not, to date, been exposed to material market risks given our early stage of operations. Upon commencing commercial operations, we may be exposed to material market risks. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current market risk exposure is primarily the result of fluctuations in interest rates and inflationary pressure.

Interest Rate Risk

We are exposed to market risk for changes in interest rates applicable to our cash and cash equivalents. We had cash and cash equivalents totaling $6.4 million as of December 31, 2023. Our cash and cash equivalents were invested primarily in money market funds and are not invested for trading or speculative purposes. However, due to the short-term nature and the low-risk profile of the money market funds, we do not believe a sudden increase or decrease in market interest rates would have a material effect on the fair market value of our portfolio.

Inflation Risk

The United States economy has experienced inflation in various market segments. Inflationary factors such as increases in material costs (e.g., semiconductor chips) or overhead costs may adversely affect our business, financial condition and operating costs upon increasing our manufacturing and production operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Canoo Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Canoo Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, redeemable convertible preference shares and stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficit, has generated recurring negative cash flows from operating activities, and expects to continue to incur net losses, a working capital deficit and negative cash flows from operating activities in accordance with its ongoing activities. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Convertible Debt — Yorkville Convertible Debentures — Refer to Notes 2, 4, and 9 to the financial statements

Critical Audit Matter Description

The Company entered into three securities purchase agreements (the "Purchase Agreements") with YA II PN, Ltd. ("Yorkville") on June 30, 2023, August 2, 2023, and September 26, 2023 for the issuance and sale by the Company of convertible debentures ("Initial Loans") with the option to purchase an additional convertible loan ("Loan Options"). The Company elected the fair value option to account for the Purchase Agreements, which resulted in the Initial Loans and Loan Options being measured at fair value upon issuance, resulting in a total of $71.4 million in liabilities. The fair value of the Initial Loans and Loan Options were measured using a Monte Carlo simulation model. The expected volatility assumption used in the Monte Carlo simulation model had a significant effect on the fair value measurement of the Initial Loans and Loan Options.

We identified management's use of the Monte Carlo simulation model at inception to determine the initial fair value of the Initial Loans and Loan Options as a critical audit matter due to the complexity involved in determining the valuation methodology and related assumptions, specifically the expected volatility. Auditing management's judgments and assumptions was especially challenging and required a high degree of auditor judgment and an increased extent of effort, including the involvement of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing management's determination of the initial fair value of the Initial Loans and Loan Options included the following, among others:

- With the assistance of our fair value specialists, we:
  - Evaluated the appropriateness of management's application of the Monte Carlo simulation model.
  - Evaluated the reasonableness of management's valuation assumptions, specifically the expected volatility used, by developing a range of independent estimates and compared those to the expected volatility assumptions selected by management.

Preferred Stock Purchase Agreement— Refer to Notes 4, 14 and 16 to the financial statements

Critical Audit Matter Description

The Company entered into a securities purchase agreement ("Preferred Stock Purchase Agreement") with an institutional investor in connection with the issuance, sale and delivery by the Company of an aggregate 45,000 shares of the Company's 7.5% Series B Cumulative Perpetual Redeemable Preferred Stock ("Series B Preferred Stock"), which is convertible into shares of common stock.

The Preferred Stock Purchase Agreement includes a conversion feature that requires bifurcation as an embedded derivative. This embedded derivative requires the Company to estimate the fair value at inception and on a recurring basis. A Monte Carlo simulation model was used to determine the fair value of this embedded derivative. The expected volatility used in the Monte Carlo simulation model had a significant effect on the fair value measurement of the embedded derivative.

We identified management's application of US GAAP to the Preferred Stock Purchase Agreement, including management's use of the Monte Carlo simulation model at inception to determine the initial fair value of the embedded derivative as a critical audit matter due to the significant judgment involved in identifying the embedded derivative, as well as the valuation methodology and related assumptions, specifically the expected volatility. Auditing management's judgments and assumptions was especially challenging and required a high degree of auditor judgment and an increased extent of effort, including the involvement of professionals in our firm having expertise in accounting for preferred stock instruments and our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to testing management's application of US GAAP to the Preferred Stock Purchase Agreement and determination of the initial fair value of the embedded derivative included the following, among others:

- We obtained and read the Preferred Stock Purchase Agreement, and management's analysis of the application of US GAAP including the identification of the embedded derivative.
- With the assistance of professionals in our firm having expertise in accounting for preferred stock instruments, we evaluated management's conclusions regarding the application of US GAAP to the Preferred Stock Purchase Agreement.
- With the assistance of our fair value specialists, we:
  - Evaluated the appropriateness of management's application of the Monte Carlo simulation model.
  - Evaluated the reasonableness of management's valuation assumptions, specifically the expected volatility used by developing a range of independent estimates and compared those estimates to the expected volatility assumptions selected by management.

/s/ Deloitte & Touche LLP

Austin, Texas
April 1, 2024

We have served as the Company's auditor since 2021.

Canoo Inc.
Consolidated Balance Sheets
December 31, 2023 and 2022
(in thousands, except par values)

		December 31, 2023		December 31, 2022
Assets				
Current assets				
Cash and cash equivalents	$	6,394	$	36,589
Restricted cash, current		3,905		3,426
Inventory		6,153		2,954
Prepaids and other current assets		16,099		9,350
Total current assets		32,551		52,319
Property and equipment, net		377,100		311,400
Restricted cash, non-current		10,600		10,600
Operating lease right-of-use assets		36,241		39,331
Deferred warrant asset		50,175		50,175
Deferred battery supplier cost		30,000		30,000
Other non-current assets		5,338		2,647
Total assets	$	542,005	$	496,472
Liabilities, preferred stock and stockholders' equity				
Current liabilities				
Accounts payable	$	65,306	$	103,187
Accrued expenses and other current liabilities		63,901		63,091
Convertible debt, current		51,180		34,829
Derivative liability, current		860		—
Financing liability, current		3,200		—
Warrant liability, current		—		17,171
Total current liabilities		184,447		218,278
Contingent earnout shares liability		41		3,013
Operating lease liabilities		35,722		38,608
Derivative liability, non-current		25,919		—
Financing liability, non-current		28,910		—
Warrant liability, non-current		17,390		—
Total liabilities		292,429		259,899
Commitments and contingencies (Note 12)				
Redeemable preferred stock, $0.0001 par value; 10,000 shares authorized, 45 and no shares issued and outstanding as of December 31, 2023 and 2022, respectively	$	5,607	$	—
Stockholders' equity				
Common stock, $0.0001 par value; 2,000,000 and 500,000 shares authorized as of December 31, 2023 and 2022, respectively; 864,587 and 355,388 issued and outstanding as of December 31, 2023 and 2022, respectively		85		35
Additional paid-in capital		1,725,728		1,416,361
Accumulated deficit		(1,481,844)		(1,179,823)
Total preferred stock and stockholders' equity		249,576		236,573
Total liabilities, preferred stock and stockholders' equity	$	542,005	$	496,472

The accompanying notes are an integral part of these consolidated financial statements.

Canoo Inc.
Consolidated Statements of Operations
Years Ended December 31, 2023 and 2022
(in thousands, except per share data)

		Year Ended December 31,	
		2023	**2022**
Revenue	$	886	$ —
Cost of revenue		2,374	—
Gross margin		(1,488)	—
Operating Expenses			
Research and development expenses, excluding depreciation		139,193	299,218
Selling, general and administrative expenses, excluding depreciation		113,295	196,029
Depreciation		13,843	11,554
Total operating expenses		266,331	506,801
Loss from operations		(267,819)	(506,801)
Other (expense) income			
Interest expense		(5,537)	(2,249)
Gain on fair value change in contingent earnout shares liability		2,972	26,044
Gain on fair value change in warrant and derivative liability		68,689	—
Loss on fair value change of derivative asset		(5,966)	—
Loss on fair value change of convertible debt		(61,551)	—
Loss on extinguishment of debt		(30,717)	(4,626)
Other expense, net		(2,092)	(62)
Loss before income taxes		(302,021)	(487,694)
Provision for income taxes		—	—
Net loss and comprehensive loss attributable to Canoo	$	(302,021)	$ (487,694)
Less: dividend on redeemable preferred stock		459	—
Less: additional deemed dividend on redeemable preferred stock		141	—
Net loss and comprehensive loss available to common shareholders	$	(302,621)	$ (487,694)
Per Share Data:			
Net loss per share, basic and diluted	$	(0.53)	$ (1.81)
Weighted-average shares outstanding, basic and diluted		576,199	269,768

The accompanying notes are an integral part of these consolidated financial statements.

Canoo Inc.
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity
Years Ended December 31, 2023 and 2022
(in thousands)

	Redeemable Preferred Stock		Common Stock		Additional paid-in capital	Accumulated deficit	Total preferred stock and stockholders' equity
	Shares	Amount	Shares	Amount			
Balance as of December 31, 2021	—	$ —	238,578	$ 24	$ 1,036,104	$ (692,129)	$ 343,999
Repurchase of unvested shares - forfeitures	—	—	(779)	—	(12)	—	(12)
Issuance of shares for restricted stock units vested	—	—	5,283	1	(1)	—	—
Issuance of shares upon exercise of vested stock options	—	—	53	—	1	—	1
Issuance of shares under employee stock purchase plan	—	—	1,489	—	2,923	—	2,923
Vesting of early exercised stock options and restricted stock awards	—	—	—	—	21	—	21
Issuance of shares under SEPA agreement (Note 14)	—	—	14,236	1	33,082	—	33,083
Issuance of shares under PIPE agreement (Note 13)	—	—	22,708	2	59,998	—	60,000
Issuance of shares under PPA agreement (Note 9)	—	—	34,465	3	92,539	—	92,542
Issuance of shares in connection to the ATM (Note 14), net of offering costs	—	—	36,349	4	49,259	—	49,263
Issuance of shares under legal settlement	—	—	2,034	—	5,532	—	5,532
Recognition of vested Walmart warrants	—	—	—	—	50,175	—	50,175
Purchase of shares and warrants by VDL Nedcar	—	—	972	—	8,400	—	8,400
Offering costs for the issuance of shares	—	—	—	—	(1,233)	—	(1,233)
Stock-based compensation	—	—	—	—	79,573	—	79,573
Net loss and comprehensive loss	—	—	—	—	—	(487,694)	(487,694)
Balance as of December 31, 2022	—	$ —	355,388	$ 35	$ 1,416,361	$ (1,179,823)	$ 236,573
Repurchase of unvested shares - forfeitures	—	—	(65)	—	—	—	—
Issuance of shares for restricted stock units vested	—	—	7,562	—	—	—	—
Issuance of shares upon exercise of vested stock options	—	—	30	—	—	—	—
Issuance of shares under employee stock purchase plan	—	—	2,423	—	989	—	989
Vesting of early exercised stock options and restricted stock awards	—	—	—	—	31	—	31
Issuance of shares under PIPE agreements (Note 13)	—	—	21,930	3	1,769	—	1,772
Issuance of shares under PPA agreements (Note 9)	—	—	93,357	10	77,064	—	77,074
Issuance of shares in connection to the ATM (Note 14), net of offering costs	—	—	1,911	—	1,155	—	1,155
Issuance of shares under convertible debentures (Note 9)	—	—	294,639	29	100,889	—	100,918
Reclassification of warrant liability to additional paid-in-capital	—	—	—	—	62,925	—	62,925
Issuance of shares under RDO SPA, net of offering costs	—	—	50,000	5	10,156	—	10,161
Issuance of warrants to placement agent under RDO SPA	—	—	—	—	1,600	—	1,600
Proceeds from the exercise of YA warrants	—	—	34,231	3	21,220	—	21,223
Issuance of shares under I-40 financing arrangement	—	—	2,320	—	1,506	—	1,506
Issuance of shares to vendor for services	—	—	861	—	458	—	458
Issuance of shares under preferred shares agreement	45	5,006	—	—	—	—	5,006
Accretion of preferred shares	—	601	—	—	(601)	—	—
Stock-based compensation	—	—	—	—	30,206	—	30,206
Net loss and comprehensive loss	—	—	—	—	—	(302,021)	(302,021)
Balance as of December 31, 2023	45	$ 5,607	864,587	$ 85	$ 1,725,728	$ (1,481,844)	$ 249,576

The accompanying notes are an integral part of these consolidated financial statements.

Canoo Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2023 and 2022
(in thousands)

	Year Ended December 31,	
	2023	**2022**
Cash flows from operating activities:		
Net loss	$ (302,021)	$ (487,694)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	13,843	11,554
Non-cash operating lease expense	3,362	2,355
Non-cash commitment fee under the SEPA	—	582
Inventory write-downs	2,182	—
Non-cash legal settlement	—	5,532
Stock-based compensation expense	30,206	79,573
Gain on fair value change of contingent earnout shares liability	(2,972)	(26,044)
Gain on fair value change in warrants liability	(57,816)	—
Gain on fair value change in derivative liability	(10,873)	—
Loss on extinguishment of debt	30,717	4,626
Loss on fair value change in derivative asset	5,966	—
Loss on fair value change in convertible debt	61,551	—
Non-cash debt discount	2,571	900
Non-cash interest expense	3,619	1,430
Other	1,046	—
Changes in assets and liabilities:		
Inventory	(5,381)	(2,954)
Prepaid expenses and other current assets	(6,750)	5,672
Other assets	(2,691)	879
Accounts payable & accrued expenses and other current liabilities	(17,693)	3,114
Net cash used in operating activities	(251,134)	(400,475)
Cash flows from investing activities:		
Purchases of property and equipment	(67,064)	(97,270)
Return of prepayment from VDL Nedcar	—	30,440
Net cash used in investing activities	(67,064)	(66,830)
Cash flows from financing activities:		
Repurchase of unvested shares	—	(12)
Payment of offering costs	(400)	(1,233)
Proceeds from the exercise of YA warrants	21,223	—
Proceeds from the purchase of shares and warrants by VDL Nedcar	—	8,400
Proceeds from issuance of shares under SEPA agreement	—	32,500
Proceeds from issuance of shares under PIPEs	11,750	60,000
Proceeds from the employee stock purchase plan	989	2,923
Proceeds from the exercise of stock options	—	1
Proceeds from issuance of shares under RDO, net of issuance costs	50,961	—
Proceeds from convertible debenture, net of issuance costs	107,545	—
Payment made on financing arrangement	(1,492)	—
Proceeds from the issuance of shares under ATM	1,155	49,263
Proceeds from PPA, net of issuance costs	51,751	141,100

		Year Ended December 31,		
		2023		**2022**
Repayments on PPA		—		(2,514)
Proceeds from Preferred Shares transaction		45,000		—
Net cash provided by financing activities		288,482		290,428
Net decrease in cash, cash equivalents, and restricted cash		(29,716)		(176,877)
Cash, cash equivalents, and restricted cash				
Cash, cash equivalents, and restricted cash, beginning of period		50,615		227,492
Cash, cash equivalents, and restricted cash, end of period	$	20,899	$	50,615
Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets				
Cash and cash equivalents at end of period	$	6,394	$	36,589
Restricted cash, current at end of period		3,905		3,426
Restricted cash, non-current at end of period		10,600		10,600
Total cash, cash equivalents, and restricted cash at end of period shown in the Consolidated statements of Cash Flows	$	20,899	$	50,615
Supplemental non-cash investing and financing activities:				
Acquisition of property and equipment included in current liabilities	$	53,873	$	75,881
Acquisition of property and equipment included in current liabilities during the period	$	45,217	$	71,189
Acquisition of property and equipment included in financing liabilities	$	34,275	$	—
Recognition of operating lease right of use asset	$	272	$	27,458
Reclassification of warrant liability to additional paid-in-capital	$	62,925	$	—
Issuance of shares for extinguishment of convertible debt under PPA agreement	$	77,064	$	92,542
Issuance of shares for extinguishment of convertible debt under convertible debenture	$	100,918	$	—
Recognition of warrant liability	$	118,279	$	17,171
Recognition of derivative liability	$	38,426	$	—
Recognition of derivative asset	$	5,966	$	—
Recognition of convertible debentures	$	71,438	$	—
Offering costs included in current liabilities	$	903	$	1,178
Accretion on preferred shares	$	601	$	—

The accompanying notes are an integral part of these consolidated financial statements.

CANOO INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2023 and 2022

1. Organization and Description of the Business

Description of the Business

Canoo Inc. ("Canoo" or the "Company") is a high tech advanced mobility technology company with a proprietary modular electric vehicle platform and connected services initially focused on commercial fleet, government and military customers. The Company has developed a breakthrough EV platform that it believes will enable it to rapidly innovate, and bring new products addressing multiple use cases to market faster than its competition and at a lower cost.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements include the results of Canoo Inc. and its subsidiaries. The Company's comprehensive loss is the same as its net loss. All intercompany transactions and balances have been eliminated in the consolidation.

Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. Reclassification adjustments had no impact on prior year net income (loss) or shareholders' equity.

Liquidity and Capital Resources

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2023, the Company's principal sources of liquidity are its unrestricted cash balance of $6.4 million and its access to capital under the Yorkville facilities (as defined in Note 9). The Company has incurred losses since inception, has a working capital deficit and had negative cash flow from operating activities of $251.1 million for the year ended December 31, 2023. The Company expects to continue to incur net losses and negative cash flows from operating activities in accordance with its operating plan and expects that both capital and operating expenditures will increase significantly in connection with its ongoing activities. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

As an early-stage growth company, the Company's ability to access capital is critical. Although management continues to explore raising additional capital through a combination of debt financing, other non-dilutive financing and/or equity financing to supplement the Company's capitalization and liquidity, management cannot conclude as of the date of this filing that its plans are probable of being successfully implemented. The consolidated financial information does not include any adjustments that might result from the outcome of this uncertainty.

The Company believes substantial doubt exists about the Company's ability to continue as a going concern for twelve months from the date of issuance of our financial statements.

Macroeconomic Conditions

Current adverse macroeconomic conditions, including but not limited to heightened inflation, slower growth or recession, changes to fiscal and monetary policy, higher interest rates, currency fluctuations, and challenges in the supply chain could negatively affect our business.

Ultimately, the Company cannot predict the impact of current or worsening macroeconomic conditions. The Company continues to monitor macroeconomic conditions to remain flexible and to optimize and evolve its business as

appropriate. To do this, the Company is working on projecting demand and infrastructure requirements and deploying its workforce and other resources accordingly.

Segment and Geographic Information

Our principal executive officer, as the chief operating decision maker, organizes the Company, manages resource allocations and measures performance on the basis of one operating segment.

The Company's property and equipment and right of use assets are located primarily in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known.

Significant estimates and assumptions made in the accompanying financial statements include, but are not limited to, the determination of the useful lives of property and equipment, valuation of deferred income tax assets and uncertain tax positions, the valuation of equity securities and stock-based compensation, the recognition and disclosure of contingent liabilities, the fair value of financial instruments, inventory, and the estimated incremental borrowing rates used to assess lease liabilities. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company may engage third party valuation specialists to assist with estimates related to the valuation of the underlying value of its assets, liabilities and equity. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs.

Cash and Cash Equivalents

Cash and cash equivalents consist of investments that are highly liquid, readily convertible to cash and which have an original maturity date within three months from the date of purchase as well as savings, checking and other bank accounts.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company, at times, maintains cash and cash equivalent balances at financial institutions in excess of amounts insured by United States government agencies or payable by the United States government directly. The Company places its cash with high credit quality financial institutions.

Supplier Risk

The Company is subject to risks related to its dependence on its suppliers, the majority of which are single-source providers of parts or components for the Company's products. Any inability or unwillingness of the Company's suppliers to deliver necessary input materials or product components, including semiconductors, at timing, prices, quality and volumes that are acceptable to the Company could have a material impact on Canoo's business, prospects, financial condition, results of operations and cash flows. Fluctuations in the cost of input materials or product components and supply interruptions or shortages could materially impact the Company's business.

Restricted Cash

The Company had restricted cash of $14.5 million as of December 31, 2023. The restricted cash represents a letter of credit under the Company's Bentonville lease of $9.5 million, refundable customer deposits on vehicles of $2.5 million, a letter of credit under the Company's Michigan lease of $1.1 million, and certain other individually immaterial restricted cash balances of $1.4 million. As of December 31, 2022, the Company had restricted cash of $14.0 million. The restricted cash represents the letter of credit under the Company's Bentonville lease of $9.5 million, refundable customer deposits of

$1.9 million, the letter of credit under the Company's Michigan lease of $1.1 million, and certain other individually immaterial restricted cash balances of $1.5 million.

Property and Equipment

Property and equipment is stated at historical cost, less accumulated depreciation. Depreciation is provided on property and equipment over the estimated useful lives on a straight-line basis, the determination of which requires significant judgment. Expenditures for repairs and maintenance are expensed as incurred. Construction-in-progress is stated at historical cost and is transferred to its respective depreciable asset class once the underlying asset is ready for its intended use. Depreciation of construction-in-progress begins only once placed into service, over the estimated useful life on a straight-line basis. The Company generally uses the estimated useful lives for each asset category as follows:

Assets category	Years
Leasehold improvements	Shorter of lease term or estimated useful life
Tooling	5 years
Furniture and fixtures	5 years
Machinery and equipment	3 - 15 years
Computer hardware and software	3 years
Vehicles	3 years

Leases

The Company determines if an arrangement is a lease at inception if the Company concludes that the contract is in the scope of Accounting Standards Codification ("ASC") 842 and the Company has the right to control the identified asset. Operating leases are included in operating lease right-of-use ("ROU") assets, and operating lease liabilities are included in accrued expenses and operating lease liabilities in the consolidated balance sheet.

The operating lease ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The operating lease ROU assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company estimates an incremental borrowing rate based on the estimated market rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease right-of-use asset also includes any lease payments made prior to the lease commencement date. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The determination of the lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company has elected to exclude short-term leases (i.e., leases with expected terms of 12 months or less) from the recognition requirements of ASC 842, and has elected to account for lease and certain non-lease components as a single component.

Refer to Note 10 for additional information regarding the Company's leases.

Impairment of Long-Lived Assets

The Company assesses the carrying value of its long-lived assets, consisting primarily of property and equipment and lease ROU assets, annually or when there is evidence that events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Such events or changes in circumstances may include a significant decrease in the market price of a long-lived asset, a significant change in the extent or manner in which an asset is used, a significant change in legal factors or in the business climate, a significant deterioration in the amount of revenue or cash flows expected to be generated from a group of assets, a current expectation that, more likely than not a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, or any other significant adverse change that would indicate that the carrying value of an asset or group of assets may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. To date, the Company has not recorded any impairment losses on long-lived assets.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50.0% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which provides a single authoritative definition of fair value, sets out a framework for measuring fair value and expands on required disclosures about fair value measurement. Fair value represents the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses the following hierarchy in measuring the fair value of the Company's assets and liabilities, focusing on the most observable inputs when available:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.

- Level 2 - Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active for identical or similar assets and liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 - Valuations are based on inputs that are unobservable and significant to the overall fair value measurement of the assets or liabilities. Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's financial assets and liabilities not measured at fair value on a recurring basis include cash and cash equivalents, restricted cash, short-term debt, accounts payable, and other current liabilities and are reflected in the financial statements at cost. Cost approximates fair value for these items due to their short-term nature.

Convertible Debt

The Company accounts for convertible debt that does not meet the criteria for equity treatment in accordance with the guidance contained in ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. Accordingly, the Company elected to classify the April Convertible Debenture (as defined in Note 9) as a liability at amortized cost using the effective interest method. The Company classifies convertible debt based on the re-payment terms and conditions. Any discounts or premiums on the convertible debt and costs incurred upon issuance of the convertible debt are amortized to interest expense over the terms of the related convertible debt. Convertible debt is also analyzed for the existence of embedded derivatives, which may require bifurcation from the convertible debt and separate accounting treatment. For derivative financial instruments that are accounted for as assets or liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The variable conversion feature of the convertible debenture is considered a derivative. Refer to Note 9 for further information.

The Company has elected the fair value option to account for the July Convertible Debenture, the August Convertible Debenture and the September Convertible Debenture (each, as defined in Note 9). The Company recorded the Convertible Debentures (as defined in Note 9) at fair value upon issuance. The Company records changes in fair value in the consolidated statements of operations, with the exception of changes in fair value due to instrument-specific credit risk which, if present, will be recorded as a component of other comprehensive income. Interest expense related to the Convertible Debentures is included in the changes in fair value. As a result of applying the fair value option, direct costs and fees related to the Convertible Debentures were expensed as incurred.

Warrants

The Company determines the accounting classification of warrants it issues as either liability or equity classified by first assessing whether the warrants meet liability classification in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("ASC 480"), then in accordance with ASC 815-40 ("ASC 815"), Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Under ASC 480, warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing variable number of shares. If warrants do not meet liability classification under ASC 480, the Company assesses the requirements under ASC 815, which states that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification under ASC 815, and in order to conclude equity classification, the Company also assesses whether the warrants are indexed to its Common Stock and whether the warrants are classified as equity under ASC 815 or other applicable GAAP. After all relevant assessments, the Company concludes whether the warrants are classified as liability or equity. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date. Refer to Notes 16 for information regarding the warrants issued.

Redeemable Preferred Stock

Accounting for convertible or redeemable equity instruments in the Company's own equity requires an evaluation of the hybrid security to determine if liability classification is required under ASC 480-10. Liability classification is required for freestanding financial instruments that are not debt in legal form and are: (1) subject to an unconditional obligation requiring the issuer to redeem the instrument by transferring assets (i.e. mandatorily redeemable), (2) instruments other than equity shares that embody an obligation of the issuer to repurchase its equity shares, or (3) certain types of instruments that obligate the issuer to issue a variable number of equity shares. Securities that do not meet the scoping criteria to be classified as a liability under ASC 480 are subject to redeemable equity guidance, which prescribes securities that may be subject to redemption upon an event not solely within the control of the issuer to be classified outside permanent equity (i.e., classified in temporary equity). Securities classified in temporary equity are initially measured at the proceeds received, net of issuance costs and excluding the fair value of bifurcated embedded derivatives (if any). Subsequent measurement of the carrying value is not required unless the instrument is probable of becoming redeemable or is currently redeemable. When the instruments are currently redeemable or probable of becoming redeemable, the Company will recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the then current maximum redemption value at the end of each reporting period.

Revenue Recognition

The Company applies ASC 606, Revenue from Contracts with Customers ("ASC 606") which governs how the Company recognizes revenue. Under ASC 606, the Company recognizes revenue when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company recognizes revenue pursuant to the five-step framework contained in ASC 606: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

Revenues include vehicle revenues resulting from the delivery of our vehicles to our customers as well as revenues derived from other streams including battery modules, and engineering services to our customers. The Company recognizes revenue related to the vehicles at a point in time when the customer obtains control of the vehicle either upon completion of delivery or upon pick up of the vehicle by the customer. The Company recognizes revenue from the provision of consulting services on a project basis. The Company's fixed price contracts related to these services contain a single performance obligation. Revenue for these services is recognized at a point in time as different phases of the project are delivered.

Cost of Revenue

Cost of revenues primarily relates to the cost of production of vehicles and includes direct parts, material and labor costs, machinery and tooling depreciation, amortization of capitalized manufacturing costs, shipping and logistics costs, adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value ("LCNRV") as needed, and adjustments for excess and obsolete inventory, as needed. Cost of revenue also includes materials, labor, and other direct costs related to the development of battery modules and provision of engineering services.

Research and Development Expenses, excluding Depreciation

Research and development expenses, excluding depreciation consists of salaries, employee benefits and expenses for design and engineering, stock-based compensation, as well as materials and supplies used in research and development. In addition, research and development expenses include fees for consulting and engineering services from third party vendors.

Selling, General and Administrative Expenses, excluding Depreciation

The principal components of our selling, general and administrative expenses are salaries, wages, benefits and bonuses paid to our employees; stock-based compensation; travel and other business expenses; and professional services fees including consulting, legal, audit and tax services.

Depreciation Expense

Depreciation is provided on property and equipment over the estimated useful lives on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the loss from operations. No depreciation expense is allocated to research and development and general and administrative expense.

Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs for loss contingencies are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation awards granted to employees and directors based on the awards' estimated grant date fair value. The Company estimates the fair value of its Common Stock options using the black-scholes-merton option-pricing model. For stock-based awards that vest solely based on continued service ("service-only vesting conditions"), the resulting fair value is recognized under the graded vesting method over the requisite service period, which is usually the vesting period and generally four years. The Company recognizes the fair value of stock-based awards which contain performance conditions using the graded vesting method, when it is probable the performance condition will be met. The Company recognizes the fair value of stock-based awards which contain market conditions, such as stock price milestones, by simulating a range of possible future stock prices for the Company over the performance period using a Monte-Carlo simulation model to determine the grant date fair value. The Company accounts for forfeitures as they occur. The Company classifies stock-based compensation expense in its Consolidated Statement of Operations in the same manner in which the award recipient's payroll costs are classified. For grants to nonemployees, an expense is recognized when the good or service is received.

The Company estimates the fair value of RSUs based on the market price of our Common Stock underlying the awards on the grant date. Fair value for awards with our stock price performance metrics is calculated using the Monte Carlo simulation model, which incorporates stock price correlation and other variables over the time horizons matching the performance periods.

Net loss per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted-average number of the Company's common shares outstanding during the period, without consideration for potential dilutive securities. As the Company is in a loss position for the periods presented, diluted net loss per share is the same as basic net loss per share, since the effects of potentially dilutive securities are antidilutive.

3.   Recent Accounting Pronouncements

Changes to GAAP are established by the Financial Accounting Standards Board ("FASB"), in the form of ASUs, to the FASB's Accounting Standards Codification.

The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have immaterial impact on the Company's consolidated financial position, results of operations, or cash flows.

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued ASU No. 2022-04, *Liabilities—Supplier Finance Programs (Topic 405-50): Disclosure of Supplier Finance Program Obligations* ("ASU 2022-04"), which adds certain disclosure requirements for a buyer in a supplier finance program. The amendments require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. The amendments are expected to improve financial reporting by requiring new disclosures about the programs, thereby allowing financial statement users to better consider the effect of the programs on an entity's working capital, liquidity, and cash flows. The amendments are effective for fiscal years beginning after December 15, 2022 on a retrospective basis, including interim periods within those fiscal years, except for the requirement to disclose roll forward information, which is effective prospectively for fiscal years beginning after December 15, 2023. The adoption of ASU 2022-04 did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09") to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently assessing the provisions of this new pronouncement and evaluating any material impact that this guidance may have on our consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently assessing the provisions of this new pronouncement and evaluating any material impact that this guidance may have on our consolidated financial statements.

On October 9, 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the "Codification"). The ASU was issued in response to the SEC's August 2018 final rule that updated and simplified disclosure requirements that the SEC believed were "redundant, duplicative, overlapping, outdated, or superseded." The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the provisions of this new pronouncement and evaluating any material impact that this guidance may have on our consolidated financial statements..

In March 2023, the FASB issued ASU No. 2023-01, *Leases (Topic 842): Common Control Arrangements* ("ASU 2023-01"), which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. Specifically, it amends the accounting for leasehold improvements. The amendments requires a lessee in a common-control lease arrangement to amortize leasehold improvements that it owns over the improvements' useful life to the common control group, regardless of the lease term, if the lessee continues to control the use of the underlying asset through a lease. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Company is currently assessing the provisions of this new pronouncement and evaluating any material impact that this guidance may have on our consolidated financial statements.

4. Fair Value Measurements

The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis as required by ASC 820, by level, within the fair value hierarchy as of December 31, 2023 and 2022 (in thousands):

| | December 31, 2023 | | | |
	Fair Value	Level 1	Level 2	Level 3
Liability				
Contingent earnout shares liability	$ 41	$ —	$ —	$ 41
Derivative liability, current	$ 860	$ —	$ —	$ 860
Convertible debt, current	$ 16,052	$ —	$ —	$ 16,052
Derivative liability, non-current	$ 25,919	$ —	$ —	$ 25,919
Warrant liability, non-current	$ 17,390	$ —	$ 17,390	$ —

| | December 31, 2022 | | | |
	Fair Value	Level 1	Level 2	Level 3
Liability				
Contingent earnout shares liability	$ 3,013	$ —	$ —	$ 3,013
Warrant liability	$ 17,171	$ —	$ 17,171	$ —

The Company's Contingent Earnout liability, Convertible Debentures and derivative liabilities are considered "Level 3" fair value measurement. Refer to Note 2 for discussion of the Company's methods for valuation.

The Company issued Convertible Debentures with Yorkville as discussed in Note 9, whereby the Company elected to account for the transactions under the fair value option of accounting upon issuance. The Company estimated the fair value of the August and September Initial Loans, as defined in Note 9, based on assumptions used in the Monte Carlo simulation model using the following inputs as of the end of the reporting period:

	August Convertible Debenture	September Convertible Debenture
Expected term (in years)	0.75	0.90
Stock price	$ 0.26	$ 0.26
Interest rate	3.0 %	3.0 %
Expected volatility	121.3 %	121.0 %
Expected dividend rate	—	—
Risk free rate	5.0 %	4.8 %

Following is a summary of the change in fair value of the Convertible debt accounted for under the fair value option for the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended December 31,	
Convertible Debt	**2023**	**2022**
Beginning fair value	$ —	$ —
Addition during the year	71,438	—
Payments during the year	(48,533)	—
Change in fair value during the year	(6,853)	—
Ending fair value	$ 16,052	$ —

As the fair value of the freestanding instruments identified within the Convertible Debentures exceeded the proceeds, a loss on issuance on convertible debenture was recognized. Refer to Note 9 for further information.

The Company has a contingent obligation to issue shares of Common Stock to certain stockholders and employees upon the achievement of certain market share price milestones within specified periods. Issuances are made in three tranches of 5.0 million shares, for a total of 15.0 million shares, each upon reaching share price targets within specified time frames from December 21, 2020 ("Earnout Date"). The first tranche was not issued given the share price did not reach $18.00 as of December 21, 2022. The second tranche will be issued if the share price reaches $25.00 within four years of the closing of the Earnout Date. The third tranche will be issued if the share price reaches $30.00 within five years of the Earnout Date. The tranches may also be issued upon a change of control transaction that occurs within the respective timeframes and results in per share consideration exceeding the respective share price target. As of December 31, 2023, the Company has a remaining contingent obligation to issue 10.0 million shares of Common Stock.

Following is a summary of the change in fair value of the Earnout Shares liability for the years ended December 31, 2023 and 2022 (in thousands).

	Year Ended December 31,	
Earnout Shares Liability	**2023**	**2022**
Beginning fair value	$ 3,013	$ 29,057
Change in fair value during the year	(2,972)	(26,044)
Ending fair value	$ 41	$ 3,013

The Company issued the April Convertible Debenture whose conversion feature meets the definition of a derivative liability which requires bifurcation. The remaining debt of $1.3 million remaining under this debenture was assumed by the August Convertible Debenture. The Company estimated the fair value of the conversion feature derivative embedded in the convertible debt based on assumptions used in the Monte Carlo simulation model using the following inputs on the date the debt was assumed by the August Convertible Debenture: the price of the Company's Common Stock of $0.63; a risk-free interest rate of 5.3%; expected volatility of the Company's Common Stock of 130.4%; expected dividend yield of 0.0%; and simulation period of 0.89 years. The fair value of the conversion feature derivative was $3.7 million at issuance and $0.8 million when the remaining debt under the April Convertible Debenture was assumed by the August Convertible Debenture resulting in a gain of $2.9 million.

The Company entered into a Lease Agreement ("Lease Agreement") with I-40 OKC Partners LLC ("I-40") which contained a "Market Value Shortfall" provision that meets the definition of a derivative. The Company estimated the fair value of the Market Value Shortfall based on assumptions used in the Monte Carlo simulation model using the following inputs as of the end of the reporting period: the price of the Company's Common Stock of $0.26; shares subject to Market Value shortfall of 2.3 million shares; a risk-free interest rate of 5.3%; expected volatility of the Company's Common Stock of 118.4%; expected dividend yield of 0.0%; and remaining term of 0.27 years. The fair value of the Market Value Shortfall derivative measured at issuance and as of December 31, 2023 was $0.5 million and $0.9 million respectively resulting in a loss of $0.4 million included within the Consolidated Statement of Operations.

The Company entered into the Preferred Stock Purchase Agreement with the Preferred Stock Purchaser whose conversion feature meets the definition of a derivative liability which requires bifurcation. The Company estimated the fair value of the conversion feature derivative embedded in the Preferred Stock Purchase Agreement based on assumptions used in the Monte Carlo simulation model using the following inputs as of the end of the reporting period: the price of the Company's Common Stock of $0.26 ; a risk-free interest rate of 3.8%; expected volatility of the Company's Common Stock of 121.7%; expected dividend yield of 0.0%; and remaining term of 4.8 years. The fair value of the conversion feature derivative measured at issuance and as of December 31, 2023 was $34.1 million and $25.9 million, respectively, resulting in a gain of $8.2 million included within Consolidated Statement of Operations.

	Year Ended December 31,		
Derivative liability	**2023**		**2022**
Beginning fair value	$ —	$	—
Addition during the year	38,427		—
Change in fair value during the year	(10,874)		—
Derecognition of liability upon extinguishment of convertible debt	(774)		—
Ending fair value	$ 26,779	$	—

The Company entered into the Fifth Pre-Paid Advance whose conversion features meet the definition of a derivative asset which requires bifurcation. The Company estimated the fair value of the conversion feature derivative embedded in the convertible debt based on assumptions used in the Monte Carlo simulation model using the following inputs as of October 5, 2023 (date of the special meeting of Company stockholders): the price of the Company's Common Stock of $0.49; a risk-free interest rate of 5.3%; expected volatility of the Company's Common Stock of 111.2%; expected dividend yield of 0.0%; and simulation period of 1.20 years. The fair value of the conversion feature derivative at issuance was $6.0 million and was written off on October 5, 2023 when the special shareholder meeting approved the change in floor price, resulting in a loss of $6.0 million included within the Consolidated Statement of Operations for the year ended December 31, 2023.

	Year Ended December 31,		
Derivative asset	**2023**		**2022**
Beginning fair value	$ —	$	—
Addition during the year	5,966		—
Change in fair value during the year	(5,966)		—
Ending fair value	—		—

5.   Prepaids and Other Current Assets

Prepaids and other current assets consisted of the following (in thousands):

	December 31,		
	2023		**2022**
Prepaid expense	$ 9,300	$	5,133
Short term deposits	6,312		3,755
Other current assets	487		462
Total prepaids and other current assets	$ 16,099	$	9,350

6. Inventory

As of December 31, 2023 and December 31, 2022, the inventory balance was $6.2 million and $3.0 million, respectively, which consisted primarily of raw materials related to the production of vehicles for sale. We write-down inventory for any excess or obsolete inventories or when we believe LCNRV adjustment is needed. During the year ended December 31, 2023, the Company recorded write-downs of $2.2 million, in Cost of revenues in the consolidated statements of operations. No write-downs were recorded for the year ended December 31, 2022.

7. Property and Equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,			
	2023		**2022**	
Tooling, machinery, and equipment	$	44,025	$	32,863
Computer hardware		8,921		8,850
Computer software		9,835		9,053
Vehicles		1,528		1,356
Building		28,475		—
Land		5,800		—
Furniture and fixtures		788		742
Leasehold improvements		17,470		14,956
Construction-in-progress		307,489		276,968
Total property and equipment		424,331		344,788
Less: Accumulated depreciation		(47,231)		(33,388)
Total property and equipment, net	$	377,100	$	311,400

Construction-in-progress is primarily related to the development of manufacturing lines as well as equipment and tooling necessary in the production of the Company's vehicles. Completed tooling assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use.

Depreciation expense for property and equipment was $13.8 million and $11.6 million for the years ended December 31, 2023 and 2022, respectively.

8. Accrued Expenses and Other Current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,			
	2023		**2022**	
Accrued property and equipment purchases	$	29,433	$	24,797
Accrued research and development costs		15,913		17,736
Accrued professional fees		6,623		8,112
Accrued other expenses		11,932		12,446
Total accrued expenses and other current liabilities	$	63,901	$	63,091

9. Convertible Debt

Yorkville PPA

On July 20, 2022, the Company entered into a Pre-Paid Advance Agreement (the "PPA") with YA II PN, Ltd. ("Yorkville") pursuant to which the Company could request advances of up to $50.0 million in cash from Yorkville, with an aggregate limit of $300.0 million (the "Pre-Paid Advance"). Amounts outstanding under Pre-Paid Advances could be offset by the issuance of shares of Common Stock to Yorkville at a price per share calculated pursuant to the PPA as the lower of 120.0% of the daily volume-weighted average price ("VWAP") on Nasdaq as of the day immediately preceding the date a Pre-Paid Advance was made ("Fixed Price") or 95.0% of the VWAP on Nasdaq as of the day immediately preceding the conversion date, which in no event would be less than $1.00 per share ("Floor Price"). The Third Pre-Paid Advance amended the purchase price to be the lower of 110.0% of the VWAP on Nasdaq as of the day immediately preceding the date a Pre-Paid Advance was made ("Amended Fixed Price") or 95.0% of the VWAP on Nasdaq during the five trading days immediately preceding the conversion date, which in no event would be less than $0.50 per share ("Amended Floor Price"). The Company's stockholders approved the Amended Floor Price, which was proposed and voted on at the special meeting of Company stockholders held on January 24, 2023. The Company's stockholders further approved the Second Amended Floor Price (as defined below), which was proposed and voted on at the special meeting of Company stockholders held on October 5, 2023. The issuance of the shares of Common Stock under the PPA is subject to certain limitations, including that the aggregate number of shares of Common Stock issued pursuant to the PPA (including the aggregation with the issuance of shares of Common Stock under Standby Equity Purchase Agreement entered into by the Company with Yorkville on May 10, 2022 (the "SEPA"), which was terminated effective August 26, 2022) cannot exceed 19.9% of the Company's outstanding shares of Common Stock as of May 10, 2022 ("PPA Exchange Cap"). The Company's stockholders approved the issuance of shares of the Company's Common Stock in excess of the PPA Exchange Cap, which was proposed and voted on at the special meeting of Company stockholders held on January 24, 2023. Interest accrues on the outstanding balance of any Pre-Paid Advance at an annual rate equal to 5.0%, subject to an increase to 15.0% upon events of default described in the PPA. Each Pre-Paid Advance has a maturity date of 15 months from the Pre-Paid Advance Date. Yorkville is not entitled to participate in any earnings distributions until a Pre-Paid Advance is offset with shares of Common Stock.

On July 22, 2022, the Company received an aggregate of $49.5 million on account of the first Pre-Paid Advance in accordance with the PPA. On August 26, 2022, the Company received an aggregate of $39.6 million on account of the second Pre-Paid Advance in accordance with the PPA. The net proceeds received by the Company from Yorkville include a 1.0% discount of the Pre-Paid Advance in accordance with the PPA. As of September 6, 2022, the first Pre-Paid Advance was fully paid off through the issuance of 15.1 million shares of Common Stock to Yorkville. As of November 11, 2022, the second Pre-Paid Advance was paid off primarily through the issuance of 19.4 million shares of Common Stock to Yorkville, in addition to $2.5 million in cash.

On October 5, 2022, the Company entered into the PPA Side Letter, pursuant to which the parties agreed that the Company will be permitted to submit sales orders, and consummate sales pursuant to such orders, for the ATM Offering beginning on October 5, 2022 for so long as the Company pays to Yorkville the sum of $1.0 million per calendar week to be applied in the order of priority set forth in the PPA Side Letter. Failure to make timely payments under the PPA Side Letter will automatically result in the reinstatement of restrictions on the Company's ability to consummate sales under the ATM Sales Agreement and will be deemed an event of default. However, subsequent supplemental agreements to the PPA have restricted the Company's access to the ATM Offering without Yorkville's prior consent while amounts remain outstanding under the PPA.

On November 10, 2022, the Company received an aggregate of $20.0 million on account of the third Pre-Paid Advance in accordance with the PPA (the "Third Pre-Paid Advance"). On December 31, 2022, the Company received an aggregate of $32.0 million on account of the fourth Pre-Paid Advance in accordance with the PPA (the "Fourth Pre-Paid Advance"). In accordance with the second supplemental agreement, the Fourth Pre-Paid Advance may, at the sole option of Yorkville, be increased by up to an additional $8.5 million (the "YA PPA Option"). On January 13, 2023, Yorkville partially exercised their option, and increased their investment amount by $5.3 million, which resulted in net proceeds of $5.0 million, and was applied to the Fourth Pre-Paid Advance. Pursuant to the second supplemental agreement, the Fourth Pre-Paid Advance included issuances of warrants to Yorkville. Of the aggregate Fourth Pre-Paid Advance proceeds, $14.8 million was allocated to convertible debt presented in the Consolidated Balance Sheets as of December 31, 2022, and an additional $2.3 million was allocated to convertible debt as a result of Yorkville exercising the YA PPA Option. Refer to Note 16, Warrants, for further information on the warrants and the allocation of proceeds. As of December 31, 2023, the Third Pre-Paid Advance and Fourth Pre-Paid Advance were each fully paid off through the issuance of 66.8 million shares of Common Stock in the aggregate. The loss on extinguishment of debt from repaying the Third Pre-Paid Advance and Fourth Pre-Paid Advance was $26.7 million and interest expense incurred as a result of effective interest under the PPA was $0.5 million.

On September 11, 2023, the Company received an aggregate of $12.5 million on account of the fifth Pre-Paid Advance in accordance with the PPA (the "Fifth Pre-Paid Advance"). The net proceeds received by the Company, after giving effect to the commitment fee and the purchase price discount provided for in the PPA, was $11.8 million. Of the aggregate proceeds, $6.0 million was allocated to derivative assets for an embedded conversion feature included in the Fifth Pre-Paid Advance. Any portion of the convertible debt settled using the Variable Price will be extinguished as a share settled redemption while any settlement using the Fixed Price or the applicable floor price of $0.50 will be settled via conversion accounting. As of December 31, 2023, the Fifth Pre-Paid Advance was fully paid off through the issuance of 26.6 million shares of Common Stock. The loss on extinguishment of debt from repaying the Fifth Pre-Paid Advance was $0.2 million and interest expense incurred as a result of effective interest under the PPA was nominal.

The Company's stockholders approved an amendment to the PPA with Yorkville to lower the minimum price which shares may be sold from $0.50 per share to $0.10 per share (the "Second Amended Floor Price"), which was proposed and voted on at the special meeting of Company stockholders held on October 5, 2023 (the "October Special Meeting").

On November 21, 2023, the Company received an aggregate of $21.3 million on account of the sixth Pre-Paid Advance in accordance with the PPA (the "Sixth Pre-Paid Advance"). The net proceeds received by the Company, after giving effect to the commitment fee and the purchase price discount provided for in the PPA, was $20.0 million. Any portion of the convertible debt settled using the Variable Price will be extinguished as a share settled redemption. As of December 31, 2023, the full amount remains outstanding under the Sixth Pre-Paid Advance.

On December 20, 2023, the Company received an aggregate of $16.0 million on account of the seventh Pre-Paid Advance in accordance with the PPA (the "Seventh Pre-Paid Advance"). The net proceeds received by the Company, after giving effect to the commitment fee and the purchase price discount provided for in the PPA, was $15.0 million. Any portion of the convertible debt settled using the Variable Price will be extinguished as a share settled redemption. As of December 31, 2023, the full amount remains outstanding under the Seventh Pre-Paid Advance.

Other than the balance to be paid pursuant to the PPA Side Letter, the PPA provides that in respect of any Pre-Paid Advance, if the VWAP of shares of Common Stock is less than the Floor Price (as amended) for at least five trading days during a period of seven consecutive trading days or the Company has issued substantially all of the shares of Common Stock available under the PPA Exchange Cap, then the Company is required to make monthly cash payments of amounts outstanding under any Pre-Paid Advance beginning on the 10th calendar day and continuing on the same day of each successive calendar month until the entire amount of such Pre-Paid Advance balance has been paid or until the payment obligation ceases. Pursuant to the PPA, the monthly payment obligation ceases if the PPA Exchange Cap no longer applies and the VWAP is greater than the Floor Price (as amended) for a period of five consecutive trading days, unless a subsequent triggering date occurs.

The Company, at its option, has the right, but not the obligation, to repay early in cash a portion or all amounts outstanding under any Pre-Paid Advance, provided that the VWAP of the Common Stock is less than the Fixed Price (as amended) during a period of three consecutive trading days immediately prior to the date on which the Company delivers a notice to Yorkville of its intent and such notice is delivered at least 10 trading days prior to the date on which the Company will make such payment. If elected, the early repayment amount is to include a 3.0% redemption premium ("PPA Redemption Premium"). If any Pre-Paid Advances are outstanding and any event of default has occurred, the full amount outstanding under the Pre-Paid Advances plus the PPA Redemption Premium, together with interest and other amounts owed in respect thereof, will become, at Yorkville's election, immediately due and payable in cash.

Yorkville Convertible Debentures

On April 24, 2023, the Company entered into a securities purchase agreement with Yorkville in connection with the issuance and sale of convertible debentures in an aggregate principal amount of $48.0 million (the "April Convertible Debenture"). The net proceeds received by the Company from Yorkville included a 6.0% discount of the loan in accordance with the terms of the April Convertible Debenture. Of the aggregate net proceeds of $45.1 million, $41.4 million was allocated to convertible debt and $3.7 million was allocated to derivative liabilities to account for an embedded redemption feature included in the April Convertible Debenture. Amounts outstanding under the April Convertible Debenture could be offset by the issuance of shares of Common Stock to Yorkville at a price per share calculated pursuant to the April Convertible Debenture as the lower of $1.00 or 95.0% of the lowest daily VWAP on Nasdaq as of the five trading days immediately preceding the conversion date, which in no event would be less than $0.14 per share.

Yorkville was not entitled to participate in any earnings distributions until the April Convertible Debenture is offset with shares of Common Stock. As of December 31, 2023, the April Convertible Debenture was fully paid off through the issuance of 95.4 million shares of Common Stock to Yorkville, resulting in a loss on extinguishment of debt of $3.5 million. During the year ended December 31, 2023, the Company incurred $0.1 million of interest expense and $5.5 million of amortization of debt discount.

On June 30, 2023, the Company entered into a securities purchase agreement with Yorkville (the "July Convertible Debenture") in connection with the issuance and sale by the Company of convertible debentures in an aggregate principal amount of $26.6 million (the "July Initial Loan"). The convertible debenture was initially recognized on the settlement date of July 3, 2023, and net proceeds received by the Company from Yorkville included a 6.0% discount of the July Initial Loan in accordance with the terms of the July Convertible Debenture. Yorkville had, but did not elect, the right and option (the "July Loan Option") to purchase from the Company an additional convertible Loan in a principal amount of up to $53.2 million. In conjunction with the July Initial Loan, the Company issued to Yorkville an initial warrant (the "July Initial Warrant") to purchase 49.6 million shares of Common Stock at an exercise price of $0.54. If Yorkville had exercised the July Loan Option, the Company would have issued to Yorkville an additional warrant (the "July Option

Warrant") for a number of shares of Common Stock determined by dividing the principal amount so exercised (up to $53.2 million) by $0.54. The July Option Warrant, if issued, would have been issued on the same terms as the July Initial Warrant except that the exercise price of the June Option Warrant would have been $0.67 per share. Refer to Note 16, Warrants, for further information on the warrants. As of December 31, 2023, the July Convertible Debenture was fully paid off through the issuance of 101.6 million shares of Common Stock to Yorkville, resulting in a loss on extinguishment of debt of $1.4 million. During the year ended December 31, 2023, the Company incurred $0.3 million of interest expense. Additionally, Yorkville did not exercise the July Loan Option, as a result of which, the July Loan Option and the related July Option Warrant are no longer applicable.

On August 2, 2023, the Company entered into a securities purchase agreement with Yorkville (the "August Convertible Debenture") in connection with the issuance and sale by the Company of convertible debentures in an aggregate principal amount of $27.9 million (the "August Initial Loan"). The net proceeds received by the Company from Yorkville included a 6.0% discount of the August Initial Loan in accordance with the terms of the August Convertible Debenture. Yorkville had, but did not elect, the right and option (the "August Loan Option") to purchase additional convertible debentures in an aggregate principal amount of up to $53.2 million. In conjunction with the August Initial Loan, the Company issued to Yorkville an initial warrant (the "August Initial Warrant") to purchase 49.6 million shares of Common Stock at an exercise price of $0.54 per share. The August Initial Warrant is immediately exercisable and will expire on August 2, 2028. If Yorkville had exercised the August Loan Option, the Company would have issued to Yorkville an additional warrant (the "August Option Warrant") for a number of shares of Common Stock determined by dividing the principal amount so exercised (up to $53.2 million) by $0.54. The August Option Warrant, if issued, would have been issued on the same terms as the August Initial Warrant except that the exercise price of the August Option Warrant would have been $0.67 per share. As of December 31, 2023, 97.6 million shares of Common Stock have been issued to Yorkville, resulting in a loss on extinguishment of debt of $1.2 million. During the year ended December 31, 2023, the Company incurred $0.3 million of interest expense. Additionally, Yorkville did not exercise the August Loan Option, as a result of which, the August Loan Option and the related August Option Warrant are no longer applicable.

On August 2, 2023, the Company and Yorkville have agreed to transfer the outstanding balance of $1.3 million on the April Convertible Debenture to the August Convertible Debenture. Such outstanding balance is reflected in the aggregate principal amount issuable available under the August Initial Debenture. As a result of such transfer, as of August 2, 2023, no amounts remain outstanding under the April Convertible Debenture. The embedded redemption feature within the April Convertible Debenture was valued as of the August Initial Debenture settlement date at $0.8 million and then written off.

On September 26, 2023, the Company entered into a securities purchase agreement with Yorkville (the "September Convertible Debenture", together with the July Convertible Debenture and the August Convertible Debenture, collectively, the "Convertible Debentures"), receiving an aggregate of $15.0 million (the "September Initial Loan"). The net proceeds received by the Company from Yorkville included a 16.5% discount of the September Initial Loan in accordance with the September Convertible Debenture. Yorkville had, but did not elect, the right and option (the "September Loan Option") to purchase additional convertible debentures in an aggregate principal amount of up to $30.0 million. In conjunction with the September Convertible Debenture, the Company issued to Yorkville an initial warrant (the "September Initial Warrant") to purchase 28.0 million shares of Common Stock at an exercise price of $0.54. The September Initial Warrant is immediately exercisable and will expire on September 26, 2028. If Yorkville had exercised the September Loan Option, the Company would have issued to Yorkville an additional warrant (the "September Option Warrant") for a number of shares of Common Stock determined by dividing the principal amount so exercised (up to $30.0 million) by $0.54 per share. The September Option Warrant, if issued, would have been issued on the same terms as the September Initial Warrant except that the exercise price of the August Option Warrant would have been $0.67 per share. As of December 31, 2023, no conversion on the September Initial Debenture has occurred. Additionally, Yorkville did not exercise the September Loan Option, as a result of which, the September Loan Option and the related September Option Warrant are no longer applicable.

Amounts outstanding in the Convertible Debentures could be offset by the issuance of shares of Common Stock to Yorkville at a price per share calculated at the lower of $0.50 (the "Note Fixed Price") or 95.0% of the lowest daily VWAP on Nasdaq as of the five trading days immediately preceding the conversion date ("Variable Price"), which in no event would be less than $0.10 per share. The issuance of the shares of Common Stock under the Convertible Debentures are subject to certain limitations, including that the aggregate number of shares of Common Stock issued pursuant to the Convertible Debenture cannot exceed 95.4 million ("Note Exchange Cap"). With respect to the April Convertible Debenture, July Convertible Debenture and August Convertible Debenture, the Company's stockholders approved the issuance of shares of the Company's Common Stock in excess of the Note Exchange Cap, which was proposed and voted on at the October Special Meeting.

Interest accrues on the outstanding balance of the April Convertible Debenture at an annual rate equal to 1.0%, subject to an increase to 15.0% upon events of default described in the April Convertible Debenture. Interest accrues on the outstanding balance of the July Convertible Debenture, the August Convertible Debenture and the September Convertible Debenture at an annual rate equal to 3.0%, subject to an increase to 15.0% upon events of default described in their respective agreements. The Convertible Debentures each have a maturity date of 14 months from their respective Convertible Debenture date.

The Company elected to account for the July Convertible Debenture, the August Convertible Debenture and the September Convertible Debenture under the fair value option of accounting upon issuance. The proceeds were allocated to all freestanding instruments recorded at fair value. As the fair value of the freestanding instruments exceeded the proceeds, an aggregate loss of $69.6 million for the year ended December 31, 2023 was recognized in Loss on fair value change of convertible debt in the Consolidated Statements of Operations. As of December 31, 2023, the fair value of the Convertible Debentures was $16.1 million and are included in Convertible debt, current in the Consolidated Balance Sheets.

The primary reason for electing the fair value option is for simplification of accounting for the Convertible Debentures at fair value in its entirety versus bifurcation of the embedded derivatives. The fair value was determined using a Monte Carlo valuation model. Refer to Note 4, Fair Value Measurements, for further information on the loans.

The Convertible Debentures provides that if the VWAP of shares of Common Stock is less than the then-applicable floor price for at least five trading days during a period of seven consecutive trading days ("Trigger Date") or the Company has issued substantially all of the shares of Common Stock available under the Note Exchange Cap, or the Company is unable to issue Common Stock to Yorkville which may be freely resold by Yorkville without any limitations or restrictions, including, without limitation, due to a stop order or suspension of the effectiveness of the applicable registration statement, then the Company is required to make monthly cash payments of amounts outstanding under the Convertible Debentures beginning on the 10th trading day after the Trigger Date and continuing on the same day of each successive calendar month until the entire amount of the Convertible Debentures balance has been paid or until the payment obligation ceases. Pursuant to the Convertible Debentures, the monthly payment obligation ceases if the Note Exchange Cap no longer applies and the VWAP is greater than the applicable floor price for a period of five consecutive trading days, unless a subsequent triggering date occurs.

The Company, at its option, has the right, but not the obligation, to repay early in cash a portion or all amounts outstanding under the Convertible Debentures, provided that the VWAP of the Common Stock is less than the Note Fixed Price during a period of three consecutive trading days immediately prior to the date on which the Company delivers a notice to Yorkville of its intent and such notice is delivered at least ten trading days prior to the date on which the Company will make such payment. If elected, the early repayment amount is to include a 5.0% redemption premium ("Note Redemption Premium"). If any event of default has occurred, the full amount outstanding under the Loan plus the Note Redemption Premium, together with interest and other amounts owed in respect thereof, will become, at Yorkville's election, immediately due and payable in cash.

10. Operating leases

The Company has entered into various operating lease agreements for office and manufacturing spaces.

Justin Texas Lease

On January 31, 2023, the Company entered into a real estate lease for an approximately 8,000 square foot facility in Justin, Texas with an entity owned by Tony Aquila, Executive Chair and Chief Executive Officer of the Company ("CEO"). The initial lease term is three years, five months, commencing on November 1, 2022 and terminating on March 31, 2026, with one option to extend the term of the lease for an additional five years. Prior to execution, the contract was a month-to-month arrangement. The total minimum lease payments over the initial lease term is $0.3 million.

Oklahoma Manufacturing Facility Lease

On November 9, 2022, the Company entered into a PSA with Terex for the purchase of approximately 630,000 square foot vehicle manufacturing facility on approximately 121 acres in Oklahoma City, Oklahoma. On April 7, 2023, pursuant to the assignment of real estate purchase agreement, the Company assigned the right to purchase the Property to I-40 Partners, a special purpose vehicle managed by entities affiliated with the CEO. The Company then entered into a lease agreement with I-40 Partners commencing April 7, 2023. The lease term is approximately ten years with a five year renewal option and the minimum aggregate lease payment over the initial term is expected to be approximately $44.3 million, which includes equity portion of rent composed of $1.5 million fully vested non-refundable shares. Refer to Note 16 on warrants issued in conjunction with this lease.

The lease was evaluated as a sale and leaseback of real estate because the Company was deemed to control the asset once the rights under the PSA were assigned to I-40 Partners. We accounted for the transaction as a financing lease since the lease agreement contains a repurchase option which precludes sale and leaseback accounting. The purchase option is exercisable between the third and fourth anniversary of the lease commencement in the greater of the fair value or a 150.0% of the amounts incurred by Landlord for the purchase price for the Property, the construction allowance, and expenses incurred with the purchase of the Property.

The lease did not qualify for sale-leaseback accounting and was accounted for as a financing obligation. Under a failed sale-leaseback transaction, the real estate assets generally recorded on the Consolidated Balance Sheet and are depreciated over their useful lives while a failed sale and leaseback financing obligation is recognized for the proceeds. As a result, the Company recorded an asset and a corresponding finance liability in the amount of the purchase price of $34.2 million. The financing liability at inception was initially allocated to the warrants issued to I-40 valued at $0.9 million described in Note 16 and the derivative liability valued at $0.6 million described in Note 4.

As described above, for the failed sale and leaseback transaction, we reflect the real estate asset on our Balance Sheets in Property and equipment, net as if we were the legal owner, and we continue to recognize depreciation expense over the estimated useful life. We do not recognize rent expense related to the lease, but we have recorded a liability for the failed sale and leaseback obligation and monthly interest expense. The Company could not readily determine the implicit rate in the lease, as such the Company imputed an interest rate of approximately 10.0%. There have been no gains or losses recorded in connection with the transactions described above.

Future minimum payments under the failed sale leaseback are as follows (in thousands):

2024	$	3,200
2025		3,635
2026		4,097
2027		4,302
2028		4,384
Thereafter		21,647
Total payments		41,265

Lease Portfolio

The Company uses an estimated incremental borrowing rate based on information available at lease commencement to determine the present value of lease payments when the rate implicit in the lease is not readily determinable. The weighted average discount rate used was 6.7%. As of December 31, 2023 the remaining operating lease ROU asset and operating lease liability were approximately $36.2 million and $38.8 million, respectively. As of December 31, 2022, the operating lease ROU asset and operating lease liability were approximately $39.3 million and $40.8 million, respectively. As of December 31, 2023 and December 31, 2022, $3.1 million and $2.2 million, respectively, of the lease liability was determined to be short term and was included in accrued expenses and other current liabilities within the Consolidated Balance Sheets.

Related party lease expense related to the Company's leases in Justin, Texas was $0.6 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

Certain lease agreements also provide the Company with the option to renew for additional periods. These renewal options are not considered in the remaining lease term unless its reasonably certain that the Company will exercise such options. The weighted average remaining lease term at December 31, 2023 and December 31, 2022 was 8.7 years and 9.7 years, respectively.

Throughout the term of the lease agreements, the Company is responsible for paying certain operating costs, in addition to rent, such as common area maintenance, taxes, utilities, and insurance. These additional charges are considered variable lease costs and are recognized in the period in which costs are incurred.

Maturities of the Company's operating lease liabilities at December 31, 2023 were as follows (in thousands):

	Operating Lease
2024	$ 5,573
2025	5,728
2026	5,504
2027	5,532
2028	5,813
Thereafter	23,707
Total lease payments	51,857
Less: imputed interest[1]	13,049
Present value of operating lease liabilities	38,808
Current portion of operating lease liabilities[2]	3,086
Operating lease liabilities, net of current portion	$ 35,722

_____

(1) Calculated using the incremental borrowing rate
(2) Included within Accrued expenses and other current liabilities line item on the Consolidated Balance Sheet

11. State Incentive Arrangements

In February 2022, the Company was awarded a state incentive from the Oklahoma Governor's Quick Action Closing Fund which was amended to $7.5 million in August 2023 by the Oklahoma Department of Commerce ("ODOC"). The funding supports the location of a manufacturing facility, a tech hub, a customer service and financial center, and a software development center in Oklahoma ("Oklahoma Facilities"), and is payable to Canoo over time based on the Company's capital investment and hiring at the Oklahoma Facilities. As of December 31, 2023, no funding has been received. As of December 31, 2023, the Company met the first hiring condition and therefore entitled to receive $1.0 million in incentives from the ODOC.

12. Commitments and Contingencies

Commitments

In connection with the commencement of the Company's Bentonville, Arkansas and Michigan leases in 2022, the Company issued standby letters of credit of $9.5 million and $1.1 million, respectively, which are included in restricted cash within the accompanying consolidated balance sheet as of December 31, 2023. The letters of credit have 5 and 13 years terms, respectively, and will not be drawn upon unless the Company fails to make its payments.

Refer to Note 10 for information regarding operating lease commitments.

Legal Proceedings

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief.

On April 2, 2021 and April 9, 2021, the Company was named as a defendant in putative class action complaints filed in California on behalf of individuals who purchased or acquired shares of the Company's stock during a specified period. Through the complaint, plaintiffs are seeking, among other things, compensatory damages. On February 28, 2023, the court granted the Company's motion to dismiss with leave to amend. On March 10, 2023, the lead plaintiff filed a second amended consolidated complaint. On April 10, 2023, the court entered a stipulated order granting the lead plaintiff leave to file a third amended consolidated complaint and relieving defendants of any obligation to respond to the second amended consolidated complaint. The lead plaintiff filed a third amended consolidated complaint on September 8, 2023 and defendants subsequently filed a motion to dismiss the third amended consolidated complaint. On January 4, 2024, the lead plaintiff filed his opposition to the defendants' motion to dismiss. On February 1, 2024, the defendants filed their reply in support of the motion to dismiss. On its own motion, the court continued the hearing date for the motion to dismiss to

May 16, 2024. The final determinations of liability arising from these litigation matters will only be made following comprehensive investigations and litigation processes.

On August 4, 2023, the SEC announced settled charges against the Company, its former Chief Executive Officer, Ulrich Kranz, and its former Chief Financial Officer, Paul Balciunas, for making inaccurate revenue projections. The SEC also charged Canoo and Kranz with misconduct related to nearly $1.0 million in undisclosed executive compensation. Without admitting or denying the SEC's allegations, Kranz and Balciunas each consented to the entry of judgments against them. Kranz agreed to be permanently enjoined from violating the anti-fraud provision of Section 17(a)(3) of the Securities Act and the proxy solicitation provisions of Section 14(a) of the Exchange Act and Rules 14a-3 and 14a-9 thereunder, as well as from aiding and abetting violations of the reporting provisions of Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1, and 13a-11 thereunder. Kranz also consented to a three-year officer and director bar and payment of a $0.1 million civil penalty. Balciunas agreed to be permanently enjoined from violating Section 14(a) of the Exchange Act and Rule 14a-3 thereunder, as well as from aiding and abetting violations of Section 13(a) of the Exchange Act and Rule 13a-11 thereunder. Balciunas further consented to a two-year officer and director bar, payment of $7,500 in disgorgement and prejudgment interest, and a $50,000 civil penalty.

The SEC also instituted a related settled administrative proceeding against the Company. Without admitting or denying the findings, the Company agreed to the entry of a cease-and-desist order prohibiting further violations of Sections 17(a)(2) and (3) of the Securities Act, Sections 13(a) and 14(a) of the Exchange Act and Rules 12b-20, 13a-1, 13a-11, 14a-3 and 14a-9 thereunder. The Company also agreed to pay a civil penalty of $1.5 million.

In March 2022, the Company received demand letters on behalf of shareholders of the Company identifying purchases and sales of the Company's securities within a period of fewer than six months by DD Global Holdings Ltd. ("DDG") that resulted in profits in violation of Section 16(b) of the Exchange Act. On May 9, 2022, the Company brought an action against DDG in the Southern District of New York seeking the disgorgement of the Section 16(b) profits obtained by DDG from such purchases and sales. In the action, the Company seeks to recover an estimated $61.1 million of Section 16(b) profits. In September 2022, the Company filed an amended complaint and DDG filed a motion to dismiss the amended complaint. On September 21, 2023, the court issued a decision denying DDG's motion to dismiss. DDG's answer to the complaint was filed on October 19, 2023. An initial pretrial conference was held on January 12, 2024, and the court entered the case management order that day. The fact discovery deadline for the case is January 24, 2025.

On January 16, 2024, the Company was named as a defendant in an action for damages and injunctive relief filed in the Southern District of New York by an affiliated party to DD Global Holdings Ltd., Champ Key Limited ("Champ Key"). The complaint alleges that the Company breached a registration rights agreement and violated Delaware law (6 Del. C. Section 8-401) when the Company refused in November 2022 to remove the restrictive legends on 17,189,210 shares of Common Stock owned by Champ Key, thereby preventing Champ Key from selling the shares of Common Stock. The complaint alleges claims for breach of contract, violation of Delaware law, and seeks injunctive relief, compensatory damages in excess of $23 million and punitive damages, interests, costs of suit and attorneys' fees. On March 1, 2024, the Company filed an answer and affirmative defenses to the complaint. The final determinations of liability arising from these litigation matters will only be made following comprehensive investigations and litigation processes.

At this time, the Company does not consider any such claims, lawsuits or proceedings that are currently pending, individually or in the aggregate, including the matters referenced above, to be material to the Company's business or likely to result in a material adverse effect on its future operating results, financial condition or cash flows should such proceedings be resolved unfavorably.

Indemnifications

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, lessors, investors, directors, officers, employees and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company's breach of such agreements, services to be provided by the Company, or from intellectual property infringement claims made by third-parties. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions may not be subject to maximum loss clauses. The Company provided indemnifications to certain of its officers and employees with respect to claims filed by a former employee.

13. Related Party Transactions

On November 25, 2020, Canoo Holdings Ltd prior to the Company's merger with HCAC ("Legacy Canoo") entered into an agreement, which remains in effect, with the CEO of the Company to reimburse Mr. Aquila for certain air travel expenses based on certain agreed upon criteria ("aircraft reimbursement"). The total aircraft reimbursement to Mr. Aquila for the use of an aircraft owned by Aquila Family Ventures, LLC ("AFV"), an entity controlled by Mr. Aquila, for the purposes related to the business of the Company was $1.7 million and $1.3 million for years ended December 31, 2023 and 2022, respectively. In addition, certain AFV staff provided the Company with shared services support in its Justin, Texas corporate office facility. For the years ended December 31, 2023 and 2022, the Company incurred approximately $1.7 million and $1.1 million, respectively, for these services.

On May 10, 2022, the Company entered into Common Stock Subscription Agreement providing for the purchase of an aggregate of 13.7 million shares of Common Stock at a price of $3.65 per share for an aggregate purchase price of $50.0 million (the "May 2022 PIPE"). The purchasers of the shares are special purpose vehicles managed by entities affiliated with Mr. Aquila. The closing of the May 2022 PIPE occurred on May 20, 2022.

On November 9, 2022, the Company entered into Common Stock Subscription Agreement providing for the purchase of an aggregate of 9.0 million shares of Common Stock at a price of $1.11 per share for an aggregate purchase price of $10.0 million (the "November 2022 PIPE"). The purchasers of the shares are Mr. Aquila and a special purpose vehicle managed by entities affiliated with Mr. Aquila. The closing of the November 2022 PIPE occurred on November 18, 2022.

During the year ended December 31, 2022, the Company incurred approximately $0.8 million for the usage and purchase of certain transport trucks and trailers with an entity controlled by the Executive Chair and Chief Executive Officer of the Company. No such expenses were incurred during the year ended December 31, 2023.

On June 22, 2023, the Company entered into a Common Stock and Common Warrant Subscription Agreement with certain special purpose vehicles managed by entities affiliated with Mr. Aquila ("June 2023 PIPE"). The Subscription Agreement provides for the sale and issuance by the Company of 16.3 million shares of the Company's Common Stock, together with warrants to purchase up to 16.3 million shares of Common Stock at a combined purchase price of $0.54 per share and accompanying warrants. The total net proceeds from the transaction was $8.8 million. The warrant issued is further discussed in Note 16.

On August 4, 2023, the Company entered into a Common Stock and Common Warrant Subscription Agreement with certain special purpose vehicles managed by entities affiliated with Mr. Aquila ("August 2023 PIPE" and together with the June 2023 PIPE, collectively, the "PIPEs"). The Subscription Agreement provides for the sale and issuance by the Company of 5.6 million shares of the Company's Common Stock, together with warrants to purchase up to 5.6 million shares of Common Stock at a combined purchase price of $0.54 per share and accompanying warrants. The total net proceeds from the transaction was $3.0 million. The warrant issued is further discussed in Note 16.

14. Equity

Yorkville Standby Equity Purchase Agreement

On May 10, 2022, the Company entered into the SEPA with Yorkville. Pursuant to the SEPA, the Company could sell to Yorkville up to $250.0 million of its shares of Common Stock, at the Company's request any time during the 36 months following the execution of the SEPA. Under the SEPA, the Company issued 14.2 million shares of Common Stock to Yorkville for cash proceeds of $32.5 million with a portion of the shares issued as non-cash stock purchase discount under the SEPA. Effective August 26, 2022, the Company terminated the SEPA. At the time of termination, there were no outstanding borrowings, advance notices, shares of Common Stock to be issued or fees due under the SEPA.

At-The-Market Offering Program

On August 8, 2022, the Company entered into an Equity Distribution Agreement (as supplemented by side letters entered into on August 8, 2022 and on October 5, 2022, the "ATM Sales Agreement") with Evercore Group L.L.C. ("Evercore") and H.C. Wainwright & Co., LLC (collectively, the "agents"), to sell shares of Common Stock having an aggregate sales price of up to $200.0 million, from time to time, through an "at-the-market offering" program under which the agents act as sales agents (the "ATM Offering"). The sales are made by any method permitted by law deemed to be an "at-the-market offering" as defined in Rule 415 promulgated under the Securities Act. The Company is not obligated to sell any shares of Common Stock under the ATM Sales Agreement and may at any time suspend solicitation and offers thereunder.

On October 5, 2022, the Company entered into a Side Letter to the ATM Sales Agreement, pursuant to which, notwithstanding the existence of outstanding balances under the PPA (refer to Note 9) as of October 5, 2022, but only for so long as any portion of such balance is outstanding, the agents agreed to allow the Company to submit orders to sell Common Stock of the Company under the ATM Sales Agreement beginning on October 5, 2022. In addition, pursuant to the Side Letter to the ATM Sales Agreement, during the period from October 5, 2022 until the beginning of the third business day after the Company files its Annual Report on Form 10-K for the fiscal year ended December 31, 2022: (i) only H.C. Wainwright may be designated as a Designated Manager under the ATM Sales Agreement and receive the entire compensation payable thereunder (equal to 3.0% of the gross proceeds of the shares of Common Stock sold), and (ii) for so long as H.C. Wainwright acts as the sole Designated Manager, H.C. Wainwright agreed to waive the additional fee of 1.5% of the gross proceeds from any sales under the ATM Sales Agreement.

On February 28, 2023, Evercore terminated the ATM Sales Agreement with respect to itself, which became effective on that date.

During the year ended December 31, 2023, the Company sold 1.9 million shares of Common Stock at prices ranging from $0.60 to $0.71 for net proceeds of $1.2 million under the ATM Offering. During the year ended December 31, 2022, the Company sold 36.3 million shares of Common Stock at prices ranging from $1.20 to $1.85 for net proceeds of $49.3 million under the ATM Offering and compensation paid to the agents for the period was $1.5 million.

Other Issuances of Equity

On February 5, 2023, the Company entered into a securities purchase agreement ("RDO SPA") with certain investors. The RDO SPA provided for the sale and issuance by the Company of 50.0 million shares of the Company's Common Stock, together with warrants to purchase up to 50.0 million shares of Common Stock (the "RDO SPA Warrants") at a combined purchase price of $1.05 per share and accompanying warrants. The total net proceeds from the transaction was $49.4 million.

On February 5, 2023, the Company also issued warrants to purchase 2.0 million shares of our Common Stock (the "Placement Agent Warrants") to our placement agent as part of the compensation payable for acting as our exclusive placement agent in connection with the RDO SPA. The Placement Agent Warrants had the same terms as the warrants issued under the RDO SPA. These warrants are equity classified and were measured at fair value on the issuance date. As of December 31, 2023, $1.6 million is reflected on the Consolidated Statement of Stockholders' Equity as it relates to the issuance of these warrants.

The Company entered into other equity agreements, including the Yorkville PPA and Convertible Debentures discussed in Note 9, the PIPEs discussed in Note 13, and warrants issued to various parties discussed in Note 16.

Authorized Shares Amendment

On October 5, 2023, at the October Special Meeting, the Company's stockholders approved an amendment to Paragraph A of Article IV of the Company's Second Amended and Restated Certificate of Incorporation to increase the Company's number of shares of authorized Common Stock from 1.0 billion shares to 2.0 billion shares and the corresponding increase in the total number of authorized share of capital stock the Company may issue from 1.01 billion to 2.01 billion shares.

Preferred Stock Purchase Agreement

On September 29, 2023, the Company entered into a securities purchase agreement (the "Preferred Stock Purchase Agreement") with an institutional investor (the "Preferred Stock Purchaser") in connection with the issuance, sale and delivery by the Company of an aggregate of 45,000 shares (the "Preferred Shares") of the Company's 7.5% Series B Cumulative Perpetual Redeemable Preferred Stock, par value 0.0001 per share (the "Preferred Stock") and a stated value of $1000 per share, which is convertible into shares of the Company's Common Stock, and pursuant to which the Company issued warrants to purchase approximately 23.0 million shares of Common Stock (the "Preferred Warrants"), for a total purchase price of $45.0 million. On October 12, 2023, the Company closed the sale of the Preferred Shares and the Preferred Warrants to the Preferred Stock Purchaser and filed the certificate of designation for the Preferred Stock (the "Certificate of Designation"). The transaction is initially recognized on the settlement date of October 12, 2023. Refer to Note 16, Warrants, for further information on the Preferred Warrants.

The Preferred Stock is convertible into shares of Common Stock at an initial conversion price of approximately $0.5612 per common share ("Conversion Price"), which is equal to 120% of the average Common Stock price of the Company for the ten consecutive trading days immediately preceding the closing of the transaction. The Conversion Price is subject to customary anti-dilution and price protective adjustments. The holders have the ability to exercise the conversion rights at any time, or upon a Change of Control event (as defined in the Series B Certificate of Designation). The Preferred Stock does not provide the holder with any voting rights. As of December 31, 2023, no conversion of the Preferred Stock has occurred.

Upon the occurrence of certain contingent events, the Company may, at its option, redeem the Preferred Stock for cash at a redemption price equal to 103% of the Liquidation Preference, plus any accumulated and unpaid dividends. Additionally, on or after October 12, 2028 ("First Reset Date"), the Company may, at its option, redeem the Preferred Stock at any time for cash at a redemption price equal to 103% of the Liquidation Preference plus any accumulated and unpaid dividends. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Stock Purchaser will be entitled to payment out of the assets of the Company, prior and in preference to holders of Common Stock of the Company, in an amount per share equal to $1,000 (the "Liquidation Preference") plus any accumulated and unpaid dividends thereon. As of December 31, 2023, the Liquidation Preference of the Preferred Stock was $45.5 million.

Dividends on the Preferred Stock can be paid in either cash or in kind in the form of additional shares of Preferred Stock, at the option of the Company, subject to certain exceptions. The Company will pay dividends whether in cash or in kind at a rate of 7.5% per annum ("Dividend Rate"), subject to certain adjustments and exceptions. On and after the First Reset Date, the Dividend Rate on the Preferred Stock will increase by 1.50% per Payment Period. As of December 31, 2023, the accumulated but not declared or paid dividends on the Preferred Stock were $0.5 million.

Based on an evaluation of the terms of the Preferred Stock, the Company determined that the Preferred Stock is not eligible for permanent equity classification. Under applicable US GAAP, the Company is required to assume cash-settlement of the Preferred Stock in a conversion scenario that requires delivery of shares in excess of the Exchange Cap. Accordingly, the Company presents the Preferred Stock outside of permanent equity (i.e., the Preferred Stock is presented in mezzanine equity).

The Company determined that cash settlement or redemption of the Preferred Stock is unlikely; therefore, the Preferred Stock is not currently redeemable or probable of becoming redeemable. As a result of the increasing rate dividend described above, the Company uses the interest method to accrete the carrying value of the Preferred Stock from its initial recognized value to its expected settlement value on the expected redemption date.

15. Stock-based Compensation

2020 Equity Incentive Plan

On December 21, 2020, the stockholders of the Company approved the 2020 Equity Incentive Plan (the "2020 Equity Plan"), authorizing 26.9 million common shares to be reserved for issuance of stock options, restricted stock units awards ("RSU") and other stock awards. Under the 2020 Equity Plan, employees are compensated through various forms of equity, including RSUs. Each RSU represents a contingent right to receive one share of the Company's Common Stock. Performance stock unit awards ("PSU") represent the right to receive a share of the Company's Common Stock if service, performance, and market conditions, or a combination thereof, are satisfied over a defined period.

For the year ended December 31, 2023, 24.5 million RSUs and no PSUs were granted under the 2020 Equity Plan. For the year ended December 31, 2022, 15.3 million RSUs and 4.7 million PSUs were granted under the 2020 Equity Plan.

Restricted Stock Awards

From November 4, 2018 to May 6, 2019, Legacy Canoo sold restricted shares to the founders, which include certain investors, subject to certain vesting conditions. The vesting conditions were amended on December 18, 2020, of which the time-based portion was amended with cliff vesting on March 18, 2020 with the remaining shares vesting over 36 months thereafter. The compensation expense recognized for the restricted stock awards was $0.2 million and $4.0 million for the years ended December 31, 2023 and 2022, respectively.

Restricted Stock Units

The Company granted RSUs throughout 2023 and 2022 to compensate existing employees and attract top talent, primarily subject to time-based vesting.

	Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2022	17,252	$ 4.87
Granted	24,524	0.64
Vested	(7,562)	7.34
Forfeited	(8,332)	5.21
Unvested at December 31, 2023	25,882	$ 5.69

The total fair value of restricted stock units granted during the years ended December 31, 2023 and 2022, were $14.3 million and $56.9 million, respectively. The compensation expense recognized for the restricted stock units was $16.4 million and $50.1 million for the years ended December 31, 2023 and 2022, respectively.

Performance-Based Restricted Stock Units

PSUs represent the right to receive a share of Common Stock if service, performance, and market conditions, or a combination thereof, are met over a defined period. PSUs that contain a market condition, such as stock price milestones, are subject to a Monte-Carlo simulation model to determine the grant date fair value by simulating a range of possible future stock prices for the Company over the performance period. The grant date fair value of the market condition PSUs is recognized as compensation expense over the greater of the Monte Carlo simulation model's derived service period and the arrangement's explicit service period, assuming both conditions must be met.

PSUs subject to performance conditions, such as operational milestones, are measured on the grant date, the total fair value of which is calculated as the product of the number of PSUs and the grant date stock price. Compensation expense for PSUs with a performance condition is recorded each period based upon a probability assessment of the expected outcome of the performance metric with a final adjustment upon measurement at the end of the performance period. The PSUs vest based on the Company's achievement of certain specified operational milestones by various dates through December 2025. The Company granted zero PSUs to employees during the year ended December 31, 2023. The Company granted 4.7 million PSUs to employees during the year ended December 31, 2022 with a total grant date fair value of $14.5 million. As of December 31, 2023, the Company's analysis determined that these operational milestone events are probable of achievement and as such, compensation expense of $0.3 million and $6.9 million has been recognized for the year ended December 31, 2023 and 2022, respectively.

There were no PSUs granted to the CEO during the years ended December 31, 2023 and 2022. The compensation expense recognized for previously awarded PSUs to the CEO was $12.8 million and $17.3 million for the years ended December 31, 2023 and 2022.

The activity for performance-based restricted stock units in the year ended December 31, 2023 was as follows (in thousands, except weighted-average grant-date fair value amounts):

	Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2022	14,160	$ 4.80
Granted	—	—
Vested	—	—
Forfeited	(1,656)	3.00
Unvested at December 31, 2023	12,504	$ 2.67

The following table summarizes the Company's total stock-based compensation expense by line item for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,	
	2023	**2022**
Research and development	$ 6,711	$ 31,083
Selling, general and administrative	23,495	48,490
Total	$ 30,206	$ 79,573

The Company's total unrecognized compensation cost as of December 31, 2023 and 2022 was $21.0 million and $64.2 million, respectively.

2020 Employee Stock Purchase Plan

The 2020 Employee Stock Purchase Plan (the "2020 ESPP") was adopted by the board of directors on September 18, 2020, approved by the stockholders on December 18, 2020, and became effective on December 21, 2020 with the merger between HCAC and Legacy Canoo. On December 21, 2020, the board of directors delegated its authority to administer the 2020 ESPP to the Compensation Committee. The Compensation Committee determined that it is in the best interests of the Company and its stockholders to implement successive three-month purchase periods, with the first offering period commencing on grant date January 3, 2022 and a purchase date of April 1, 2022. The 2020 ESPP provides participating employees with the opportunity to purchase up to a maximum number of shares of Common Stock of 4.0 million, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of ten years, in an amount equal to the lesser of (i) 1.0% of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year, and (ii) 8.1 million shares of Common Stock.

During the years ended December 31, 2023 and 2022, total employee withholding contributions for the 2020 ESPP were $1.0 million and $2.9 million, respectively. Approximately $0.4 million and $1.3 million of stock-based compensation expense was recognized for the 2020 ESPP during the years ended December 31, 2023 and 2022.

16. Warrants

Public Warrants

As of December 31, 2023, the Company had 23.8 million public warrants outstanding. Each public warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment. The public warrants will expire on December 21, 2025, or earlier upon redemption or liquidation.

There were no public warrants exercised for the years ended December 31, 2023 and 2022.

VDL Nedcar Warrants

In February 2022, the Company and a company related to VDL Nedcar entered into an investment agreement, under which the VDL Nedcar-related company agreed to purchase shares of Common Stock for an aggregate value of $8.4 million, at the market price of Common Stock as of December 14, 2021. As a result, the Company issued 1.0 million shares of Common Stock upon execution of the agreement. The Company also issued a warrant to purchase an aggregate 1.0 million shares of Common Stock to VDL Nedcar at exercise prices ranging from $18.00 to $40.00 per share, which are classified as equity. The exercise period is from November 1, 2022, to November 1, 2025 ("Exercise Period"). The warrant can be exercised in whole or in part during the Exercise Period but can only be exercised in three equal tranches and after the stock price per Common Stock has reached at least the relevant exercise price. The $8.4 million received from VDL Nedcar is included as a financing cash inflow in the accompanying Consolidated Statement of Cash Flows for the year ended December 31, 2022. The shares of Common Stock issued to VDL Nedcar are included in the accompanying Consolidated Statement of Stockholders' Equity for the year ended December 31, 2022. None of the warrants have been exercised as of December 31, 2023.

Walmart Warrants

On July 11, 2022, Canoo Sales, LLC, a wholly-owned subsidiary of the Company, entered into an Electric Vehicle Fleet Purchase Agreement (the "Walmart EV Fleet Purchase Agreement") with Walmart. Pursuant to the Walmart EV Fleet

Purchase Agreement, subject to certain acceptance and performance criteria, Walmart agreed to purchase at least 4,500 EVs, with an option to purchase up to an additional 5,500 EVs, for an agreed upon capped price per unit determined based on the EV model. The Walmart EV Fleet Purchase Agreement (excluding any work order or purchase order as a part thereof) has a five-year term, unless earlier terminated.

In connection with the Walmart EV Fleet Purchase Agreement, the Company entered into a Warrant Issuance Agreement with Walmart pursuant to which the Company issued to Walmart a warrant to purchase an aggregate of 61.2 million shares of Common Stock, subject to certain anti-dilutive adjustments, at an exercise price of $2.15 per share, which represented approximately 20.0% ownership in the Company on a fully diluted basis as of the issuance date. As a result of the anti-dilution adjustments, as of December 31, 2023, the warrant is exercisable for an aggregate of 65.1 million shares of Common Stock at a per share exercise price of $2.02. The warrant has a term of ten years and is vested with respect to 15.3 million shares of Common Stock. Thereafter, the warrant will vest quarterly in amounts proportionate with the net revenue realized by the Company from transactions with Walmart or its affiliates under the Walmart EV Fleet Purchase Agreement or enabled by any other agreement between the Company and Walmart, and any net revenue attributable to any products or services offered by Walmart or its affiliates related to the Company, until such net revenue equals $300.0 million, at which time the Warrant will have vested fully.

Since the counterparty is also a customer, the issuance of the warrant was determined to be consideration payable to a customer within the scope of ASC 606, Revenue from Contracts with Customers, and was measured at fair value on the Warrant's issuance date. Warrants that vested immediately resulted in a corresponding deferred warrant asset presented on the Consolidated Balance Sheets under ASC 606 and amortized on a pro-rata basis, commencing upon initial performance, over the term of the Walmart EV Fleet Purchase Agreement.

The fair value of the warrants at the issuance date was measured using the Black-Scholes-Merton option pricing model. The key inputs used in the valuation were as follows:

Expected term (years)		10.0
Risk free interest rate		3.0 %
Expected volatility		91.3 %
Dividend yield		— %
Exercise price	$	2.15
Stock price	$	3.63

Estimates were determined as follows: (i) expected term based on the warrant's contractual term, (ii) based on the blended volatilities of historical and implied market volatility of the Company, (iii) risk-free interest rates based on US Treasury yield for the expected term, and (iv) an expected dividend yield of zero percent was used since we did not yet and not yet presently expect to pay dividends.

As of December 31, 2023, a total of 15.3 million warrants have vested, of which none have been exercised.

Yorkville PPA Warrants

In connection with the Yorkville PPA discussed in Note 9, on December 31, 2022, the Company issued warrants to Yorkville to purchase an aggregate of 29.6 million shares of Common Stock, with an exercise price of $1.15 per share and expiration date of December 31, 2023. On January 13, 2023, Yorkville partially exercised its option to increase its investment and the Company issued warrants to Yorkville to purchase an additional 4.6 million shares of Common Stock. Upon the expiration of the option on January 31, 2023, a $0.3 million gain was recognized as a result of remeasuring the warrant liability and $19.5 million was reclassified from liability to additional paid in capital. The exercise price of the warrants was adjusted to $1.05 per share on February 9, 2023 and subsequently adjusted to $0.62 per share on April 24, 2023.

The fair value of the warrants at the expiration of the option period was measured using the Black-Scholes-Merton option pricing model. The key inputs used in the valuation were as follows:

Expected term (years)		0.9
Expected volatility		116.4 %
Dividend yield		— %
Risk free rate		4.7 %
Estimated fair value per warrant	$	0.57
Exercise price	$	1.05
Stock price	$	1.20

Estimates were determined as follows: (i) expected term based on the warrant's contractual term, (ii) based on the blended volatilities of historical and implied market volatility of the Company, (iii) risk-free interest rates based on US Treasury yield for the expected term, and (iv) an expected dividend yield of zero percent was used since we did not yet and not yet presently expect to pay dividends.

As of December 31, 2023, the Company had issued warrants to Yorkville pursuant to the PPA to purchase an aggregate of 34.2 million shares of Common Stock of which all of the warrants have been exercised at a price of $0.62 per share, for gross cash proceeds of $21.2 million.

RDO SPA Warrants

On February 5, 2023, the Company received net proceeds of $49.4 million in connection with the RDO SPA. The Company issued the RDO SPA Warrants to multiple parties to purchase an aggregate of 50.0 million shares of Common Stock, with an exercise price of $1.30 per share and will be initially exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date.

The warrants are liability classified and subject to periodic remeasurement. The fair value of the warrants was measured using the Black-Scholes-Merton option pricing model. The key inputs used in the valuation were as follows:

Expected term (years)		4.6
Expected volatility		121.7 %
Expected dividend rate		— %
Risk free rate		3.8 %
Estimated fair value per warrant	$	0.16
Exercise price	$	1.30
Stock price	$	0.26

Estimates were determined as follows: (i) expected term based on the warrant's contractual term, (ii) based on the blended volatilities of historical and implied market volatility of the Company, (iii) risk-free interest rates based on US Treasury yield for the expected term, and (iv) an expected dividend yield of zero percent was used since we did not yet and not yet presently expect to pay dividends.

As the Common Stock and warrants were issued in a single transaction, the total proceeds from the transaction were allocated among the freestanding instruments. The fair value of the warrants measured at issuance was $40.0 million, with the remaining proceeds allocated to the Common Stock, which is included in additional paid-in capital presented in the Consolidated Balance Sheets. The fair value as of December 31, 2023, was $8.2 million resulting in a gain of $31.8 million for the year ended December 31, 2023. None of the warrants have been exercised as of December 31, 2023.

June 2023 PIPE Warrants

On June 22, 2023, the Company received an aggregate of $8.8 million in connection with the June 2023 PIPE. The Company issued warrants to multiple parties to purchase an aggregate of 16.3 million shares of Common Stock, with an exercise price of $0.67 per share and will be initially exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date.

The warrants are liability classified and subject to periodic remeasurement. The fair value of the warrants was measured using the Black-Scholes option pricing model. The key inputs used in the valuation were as follows:

Expected term (years)		5.0
Expected volatility		121.7 %
Expected dividend rate		— %
Risk free rate		3.8 %
Estimated fair value per warrant	$	0.19
Exercise price	$	0.67
Stock price	$	0.26

Estimates were determined as follows: (i) expected term based on the warrant's contractual term, (ii) based on the blended volatilities of historical and implied market volatility of the Company, (iii) risk-free interest rates based on US Treasury yield for the expected term, and (iv) an expected dividend yield of zero percent was used since we did not yet and not yet presently expect to pay dividends.

The fair value of the warrants measured at issuance was $7.0 million, with the remaining proceeds allocated to the Common Stock, which is included in additional paid-in capital presented in the Consolidated Balance Sheets. As of December 31, 2023, the fair value of the warrants were $3.2 million resulting in a gain of $3.8 million for the year ended December 31, 2023. None of the warrants have been exercised as of December 31, 2023.

I-40 Warrants

In connection with the lease agreement entered into with I-40 Partners discussed in Note 10, the Company issued warrants to I-40 Partners to purchase an aggregate of 2.3 million shares of Common Stock, with an exercise price of $0.65 per share and expiration date of October 7, 2028.

The warrants are liability classified and subject to periodic remeasurement. The fair value of the warrants was measured using the Black-Scholes option pricing model. The key inputs used in the valuation were as follows:

Expected term (years)		4.8
Expected volatility		121.7 %
Expected dividend rate		— %
Risk free rate		3.8 %
Estimated fair value per warrant	$	0.19
Stock Price	$	0.26
Exercise Price	$	0.65

Estimates were determined as follows: (i) expected term based on the warrant's contractual term, (ii) based on the blended volatilities of historical and implied market volatility of the Company, (iii) risk-free interest rates based on US Treasury yield for the expected term, and (iv) an expected dividend yield of zero percent was used since we did not yet and not yet presently expect to pay dividends.

The fair value of the warrants measured at issuance was $0.9 million with the remaining proceeds allocated to the Common Stock, which is included in additional paid-in capital presented in the Consolidated Balance Sheets. As of December 31, 2023, the fair value of the warrants were $0.4 million, resulting in a gain of $0.5 million for the year ended December 31, 2023. None of the warrants have been exercised as of December 31, 2023.

August 2023 PIPE Warrants

On August 4, 2023, the Company received an aggregate of $3.0 million in connection with the August 2023 PIPE. The Company issued warrants to multiple parties to purchase an aggregate of 5.6 million shares of Common Stock, with an exercise price of $0.67 per share and will be initially exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date.

The warrants are liability classified and subject to periodic remeasurement. The fair value of the warrants was measured using the Black-Scholes option pricing model. The key inputs used in the valuation were as follows:

Expected term (years)		5.1
Expected volatility		121.7 %
Expected dividend rate		— %
Risk free rate		3.8 %
Estimated fair value per warrant	$	0.19
Exercise price	$	0.67
Stock price	$	0.26

Estimates were determined as follows: (i) expected term based on the warrant's contractual term, (ii) based on the blended volatilities of historical and implied market volatility of the Company, (iii) risk-free interest rates based on US Treasury yield for the expected term, and (iv) an expected dividend yield of zero percent was used since we did not yet and not yet presently expect to pay dividends.

As the Common Stock and warrants were issued in a single transaction, the total proceeds from the transaction were allocated among the freestanding instruments. The fair value of the warrants at issuance was $3.0 million, with the remaining proceeds allocated to the Common Stock, which is included in additional paid-in capital presented in the Consolidated Balance Sheets. As of December 31, 2023, the fair value of the warrants was $1.1 million resulting in a gain of $1.9 million for the year ended December 31, 2023. None of the warrants have been exercised as of December 31, 2023.

Yorkville Convertible Debentures Warrants

In connection with the Convertible Debentures discussed in Note 9, the Company issued warrants to Yorkville to purchase an aggregate of 127.3 million shares of Common Stock, with an exercise price of $0.54 per share (collectively, the "Yorkville Debenture Warrants"). The Yorkville Debenture Warrants are immediately exercisable and will expire five years from the issuance date.

The warrants were liability classified at the issuance date and subject to periodic remeasurement. The fair value of the warrants at the issuance date was measured using the Black-Scholes option pricing model. The warrants were reclassified to equity as a result of the special meeting of Company stockholders held on October 5, 2023. The key inputs used in the valuation on October 5, 2023 were as follows:

	July Convertible Debenture		August Convertible Debenture		September Convertible Debenture	
Expected term (years)		4.7		4.8		5.0
Expected volatility		108.0 %		108.0 %		108.0 %
Expected dividend rate		— %		— %		— %
Risk free rate		4.6 %		4.6 %		4.6 %
Estimated fair value per warrant	$	0.34	$	0.34	$	0.34
Exercise price	$	0.54	$	0.54	$	0.54
Stock price	$	0.44	$	0.44	$	0.44

Estimates were determined as follows: (i) expected term based on the warrant's contractual term, (ii) based on the blended volatilities of historical and implied market volatility of the Company, (iii) risk-free interest rates based on US Treasury yield for the expected term, and (iv) an expected dividend yield of zero percent was used since we did not yet and not yet presently expect to pay dividends.

The Company elected to value the Convertible Debentures at fair value therefore the total proceeds from the transaction were allocated among the freestanding financial instruments. Refer to Note 9 for additional discussion. The total fair value of the warrants measured at issuance was $61.5 million. As of October 5, 2023, the fair value of the warrants was $43.4 million resulting in a gain of $18.1 million for the year ended December 31, 2023. None of the Yorkville Debenture Warrants have been exercised as of December 31, 2023.

Preferred Stock Warrants

On September 29, 2023, the Company entered into the Preferred Stock Purchase Agreement with the Preferred Stock Purchaser in connection with the issuance, sale and delivery by the Company of an aggregate of 45,000 Preferred Shares of the Preferred Stock, which is convertible into shares of the Company's Common Stock, and pursuant to which the Company issued the Preferred Warrants to purchase approximately 23.0 million shares of Common Stock with an exercise price of $0.56 per share, for a total purchase price of $45.0 million.

The warrants are liability classified and subject to periodic remeasurement. The fair value of the warrants was measured using the Black-Scholes-Merton option pricing model. The key inputs used in the valuation were as follows:

Expected term (years)		4.8
Risk free rate		3.8 %
Expected volatility		121.7 %
Expected dividend rate		— %
Exercise price	$	0.56
Stock price	$	0.26
Estimated fair value per warrant	$	0.19

Estimates were determined as follows: (i) expected term based on the warrant's contractual term, (ii) based on the blended volatilities of historical and implied market volatility of the Company, (iii) risk-free interest rates based on US Treasury yield for the expected term, and (iv) an expected dividend yield of zero percent was used since we did not yet and not yet presently expect to pay dividends.

The total fair value of the warrants measured at issuance was $5.9 million As of December 31, 2023, the fair value of the warrants was $4.5 million resulting in a gain of $1.4 million for the year ended December 31, 2023. None of the warrants have been exercised as of December 31, 2023.

17. Net Loss per Share

The table below presents a reconciliation of the basic and diluted net loss per share that were computed for the following periods:

	Year ended December 31,			
		2023		2022
Numerator:				
Net loss attributable to Canoo	$	(302,021)	$	(487,694)
Less: dividend on redeemable preferred stock		459		—
Less: additional deemed dividend on redeemable preferred stock		141		—
Net loss available to common shareholders	$	(302,621)	$	(487,694)
Denominator:				
Weighted-average common shares outstanding:				
Basic and diluted		576,199		269,768
Net loss per common share:				
Basic and diluted	$	(0.53)	$	(1.81)

For all periods presented, the shares included in computing basic net loss per share exclude restricted shares and shares issued upon the early exercise of share options where the vesting conditions have not been satisfied.

Diluted net income per share adjusts basic net income per share for the impact of potential Common Stock shares. As the Company has reported net losses for all periods presented, all potential Common Stock shares are antidilutive, and accordingly, basic net loss per share equals diluted net loss per share.

The following table presents the outstanding potentially dilutive shares that have been excluded from the computation of diluted net loss per share, because including them would have an anti-dilutive effect (in thousands):

	December 31,	
	2023	2022
Convertible debt (Note 9)	217,935	46,988
Restricted and performance stock units	38,386	31,412
Warrants to purchase Common Stock (Note 16)	264,496	29,605
Restricted Common Stock shares	—	2,842
Early exercise of unvested stock options	—	593
Options to purchase Common Stock	88	195

18. Income Taxes

The components of the provision for income taxes consisted of the following (in thousands):

	Year ended December 31,			
		2023		2022
Provision for federal income taxes	$	—	$	—
Provision for state income taxes		—		—
Provision for income taxes	$	—	$	—

The reconciliation of taxes at the statutory rate to our provision for income taxes was as follows (in thousands):

	Year ended December 31,	
	2023	2022
Tax at the statutory rate	$ (63,374)	$ (102,416)
State tax – net of federal benefit	(15,009)	(25,118)
Officer compensation	—	6,750
Earnout Liability	(624)	(5,469)
Stock Compensation	6,849	5,024
Warrants & Convertible Debt	8,228	—
Provision to Return	(5,052)	(2,958)
U.S. Tax Credits	(7,975)	(8,929)
Other Rate Impacting Items	(1,885)	2,328
Change in valuation allowance	78,842	130,788
Provision for income taxes	$ —	$ —

Deferred tax assets and liabilities consisted of the following (in thousands):

	December 31,	
Deferred Tax Assets:	2023	2022
Net operating loss carry-forwards	$ 284,514	$ 257,062
Capitalized research and development costs	72,364	35,295
Research and development credits	37,336	25,237
Stock-based compensation	10,809	10,167
Other	3,210	1,674
Total gross deferred income tax assets	408,233	329,435
Less: Valuation allowance	(394,997)	(316,155)
Deferred tax assets, net of valuation allowance	$ 13,236	$ 13,280
Deferred Tax Liabilities:		
Warrants	$ (13,236)	$ (13,280)
Total deferred tax liabilities	$ (13,236)	$ (13,280)
Total net deferred tax assets (liabilities):	$ —	$ —

The Company recorded a full valuation allowance against its deferred income tax assets at December 31, 2023 and 2022. Based upon management's assessment of all available evidence, the Company has concluded that it is more likely than not that the net deferred income tax assets will not be realized. The increase in the valuation allowance for the years ended December 31, 2023 and 2022 was $78.8 million and $130.8 million, respectively. The following table summarizes the activity recorded in the valuation allowance on the deferred income tax assets (in thousands):

Valuation allowance at December 31, 2021	$ (185,367)
Additions charged to income tax provision	(130,788)
Valuation allowance at December 31, 2022	(316,155)
Additions charged to income tax provision	(78,842)
Valuation allowance at December 31, 2023	$ (394,997)

At December 31, 2023, we had federal net operating loss carryforwards of approximately $958.2 million and state net operating loss carryforwards of $1.2 billion that may be carried forward indefinitely for federal income tax purposes and can offset 80.0% of taxable income in any given year except as amended by the CARES Act. NOL's can be carried forward to offset future taxable income for a period of twenty years for California state income tax purposes.

The Company has research and development tax credits at December 31, 2023 and 2022 of approximately $37.3 million and $25.2 million, respectively, for both federal and state income tax purposes. If not utilized, the federal research and development tax credits will expire in various amounts beginning in 2039. State research and development credits can be carried forward indefinitely.

Future utilization of the net operating loss carryforwards and tax-credit carryforwards may be subject to an annual limitation based on changes in ownership, as defined by Section 382 of the Internal Revenue Code.

The aggregate changes in the balance of gross unrecognized tax benefits during the years ended December 31, 2023 and 2022 were as follows (in thousands):

Balance at December 31, 2021	$ (40,258)
Increases in balances related to tax provisions taken during current period	(9,179)
Increases related to changes in estimates	(3,444)
Other decreases	56
Balance at December 31, 2022	(52,825)
Increases in balances related to tax positions taken during current period	(10,701)
Increases related to changes in estimates	(1,647)
Other decreases	250
Balance at December 31, 2023	$ (64,923)

As of December 31, 2023, the Company has total uncertain tax positions of $64.9 million primarily related to research and development costs and tax basis in certain intangible assets which are recorded as a reduction of the deferred tax assets related to the research and development carryforwards and intangible assets. The Company's policy is to recognize interest and penalties, if any, related to uncertain tax positions as a component of income tax expense. For the years ended December 31, 2023 and 2022, the Company did not recognize any interest or penalties for uncertain tax positions. The Company is currently not under examination by the United States Internal Revenue Service or any other state, city, or local jurisdiction. The Company is subject to the standard statutes of limitations by the relevant tax authorities for federal and state purposes and all tax years since inception are open for examination.

The Company does not anticipate any significant increases or decreases in its unrecognized tax benefits within the next twelve months.

19. Subsequent events

Yorkville PPA Sixth Supplemental Agreement

On January 11, 2024, the Company entered into a sixth Supplemental Agreement (the "Sixth Supplemental Agreement") with Yorkville to the PPA. Pursuant to the Sixth Supplemental Agreement, Yorkville agreed to advance $17.5 million to the Company (the "Sixth Supplemental Advance") and waive certain terms and conditions set forth in the PPA with respect to such Supplemental Advance. After giving effect to the commitment fee and the purchase price discount provided for in the PPA, net proceeds of the Sixth Supplemental Advance to the Company were $16.5 million

The Sixth Supplemental Agreement provides that solely with respect to the Sixth Supplemental Advance, the Purchase Price (as such term is used in the PPA) will be equal to the lower of (a) $0.24 per share, or (b) 95.0% of the lowest daily VWAP during five trading days immediately preceding each Purchase Notice Date (as such term is used in the PPA), but not lower than the Second Amended Floor Price. Further, the Company agreed to pay Yorkville a commitment fee of $0.9 million in connection with the Sixth Supplemental Agreement, which was deducted from the proceeds of the Sixth Supplemental Advance. Pursuant to the Eighth Supplemental Agreement, on March 12, 2024, all of the principal balance plus accrued interest of the Sixth Supplemental Advance was refinanced and redeemed by the Company. As such, none of the Sixth Supplemental Advance remains outstanding.

Yorkville PPA Seventh Supplemental Agreement

On January 31, 2024, the Company entered into a seventh Supplemental Agreement (the "Seventh Supplemental Agreement") with Yorkville to the PPA. Pursuant to the Seventh Supplemental Agreement, Yorkville agreed to advance $20.0 million to the Company (the "Seventh Supplemental Advance") and waive certain terms and conditions set forth in the PPA with respect to such Supplemental Advance. After giving effect to the commitment fee and the purchase price discount provided for in the PPA, net proceeds of the Seventh Supplemental Advance to the Company were $18.8 million.

The Seventh Supplemental Agreement provides that solely with respect to the Seventh Supplemental Advance, the Purchase Price (as such term is used in the PPA) will be equal to the lower of (a) $0.18 per share, or (b) 95.0% of the lowest daily VWAP during five trading days immediately preceding each Purchase Notice Date (as such term is used in the PPA), but not lower than the Second Amended Floor Price. Further, the Company agreed to pay Yorkville a commitment fee of $1.0 million in connection with the Seventh Supplemental Agreement, which was deducted from the proceeds of the Seventh Supplemental Advance. Pursuant to the Eighth Supplemental Agreement, on March 12, 2024, all of the principal balance plus accrued interest of the Seventh Supplemental Advance was refinanced and redeemed by the Company. As such, none of the Seventh Supplemental Advance remains outstanding.

January Warrant Cancellation and Exchange Agreement

On January 31, 2024, the Company and Yorkville entered into a Warrant Cancellation and Exchange Agreement (the "January WC&E Agreement"). Pursuant to the January WC&E Agreement, Yorkville surrendered to the Company and the Company cancelled all outstanding Yorkville Debenture Warrants, which outstanding Yorkville Debenture Warrants represented the right to purchase an aggregate of 127.3 million shares of Common Stock, and in exchange, the Company issued to Yorkville (i) a warrant to purchase 110.8 million shares of Common Stock at an exercise price of $0.18, exercisable beginning on July 31, 2024 and with an expiration date of February 1, 2029 (the "January First Warrant") and (ii) a warrant to purchase 127.3 million shares of Common Stock at an exercise price of $0.18, exercisable beginning on July 31, 2024 and with an expiration date of February 1, 2029 (the "January Second Warrant" and together with the January First Warrant, collectively, the "January Yorkville Warrants"). Pursuant to the March WC&E Agreement, all of the January Yorkville Warrants were cancelled and exchanged for the March Yorkville Warrants.

Appointment and Departure of Certain Directors and Officers

On February 1, 2024, Mr. Rainer Schmueckle tendered his resignation as a director of the Board and as a member of the Board's Audit Committee, with such resignation becoming effective on such date. Mr. Schmueckle's resignation was not due to any disagreement with the Company or the Board on any matter relating to the Company's operations, policies or practices.

On February 5, 2024, the Board appointed Ms. Deborah Diaz and Mr. James Chen to the Board, effective immediately. The Board appointed Mr. Chen to fill the vacancy resulting from Mr. Greg Ethridge's resignation from the Board and to serve as a Class I director of the Company until the Company's 2024 meeting of stockholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal, effective immediately. The Board appointed Ms. Diaz to fill the vacancy resulting from Ms. Josette Sheeran's resignation from the Board (as discussed below) and to serve as a Class III director of the Company until the Company's 2026 meeting of stockholders and until her successor is duly elected and qualified, or until her earlier death, resignation or removal, effective immediately.

On February 5, 2024, Ms. Josette Sheeran, the Company's President and a director of the Board, tendered her resignation from her officer and board member positions with the Company, with such resignation becoming effective on such date. Ms. Sheeran's resignation was not due to any disagreement with the Company or the Board on any matter relating to the Company's operations, policies and practices. Ms. Sheeran, pursuant to the terms of an agreement with the Company, will provide advisory services to the Company as a strategic advisor to the Chief Executive Officer of the Company.

February Shareholders Special Meeting Results

On February 29, 2024, the Company held a special meeting of its stockholders (the "February Special Meeting") to (i) approve an amendment to the Company's Second Amended and Restated Certificate of Incorporation, as amended from time to time (the "Restated Certificate"), to effect a reverse stock split of the Company's Common Stock at a reverse stock split ratio ranging from 1:2 to 1:30, and to authorize the Board to determine the timing of the amendment at its discretion at any time, if at all, but in any case prior to the one-year anniversary of the date on which the reverse stock split is approved by the Company's stockholders at the February Special Meeting and the specific ratio of the reverse stock split (the "Reverse Stock Split Proposal"), and (ii) approve the issuance to Tony Aquila of (x) a performance-vesting restricted stock unit award (the "CEO PSU") representing the right to receive 39,382,767 shares of the Company's Common Stock, 50% of which may vest based on the achievement of certain cumulative Company revenue milestones for the twelve months ended December 31, 2024 and for the twenty-four months ended December 31, 2025, and 50% of which may vest based on certain thresholds relating to the volume weighted average trading price of the Company's Common Stock any time during the twelve months ended December 31, 2024 and the twenty-four months ended December 31, 2025, subject to continuous services requirements through the applicable service vesting date (in each instance, subject to any adjustments to the Company's stock price, including the effectuation of the reverse stock split contemplated by the Reverse Stock Split Proposal) and (y) a restricted stock unit award (the "CEO RSU" and, together with the "CEO PSU", the "CEO Equity Awards") representing the right to receive 78,765,530 shares of the Company's Common Stock, the initial 50% of which will vest immediately and the latter 50% of which will vest in equal increments on January 1, 2025 and January 1, 2026 (the "CEO Equity Awards Proposal"). The stockholders approved each of the Reverse Stock Split Proposal and the CEO Equity Awards Proposal at the February Special Meeting.

Reverse Stock Split

On February 29, 2024, the Board approved and authorized the Company to implement a reverse stock split based on a final ratio of 1-for 23 of the Company's Common Stock. Effective March 8, 2024, every 23 shares of Common Stock issued and outstanding, including shares of Common Stock held by the Company as treasury shares, were automatically combined into one share of Common Stock. The Company's stockholders of record received a cash payment (without interest) in lieu of any fractional shares they would have otherwise been entitled to receive in the Reverse Stock Split. Under the terms of the applicable warrant agreement, the number of shares of Common Stock issuable on exercise of each warrant were proportionately decreased. Specifically, following effectiveness of the Reverse Stock Split, every 23 shares of Common Stock that may be purchased pursuant to the exercise of public warrants would represent one share of Common Stock that may be purchased pursuant to such warrants. Accordingly, every 23 warrants will be exercisable for one share of Common Stock at an exercise price of $264.50 per share of Common Stock. As of the Reverse Split Effective Time, the number of shares of Common Stock available for issuance under the Company's equity incentive plans and issuable pursuant to equity awards immediately prior to the Reverse Stock Split were proportionately adjusted by the Reverse Stock Split. The exercise prices of the Company's outstanding options and equity awards were adjusted in accordance with their respective terms.

Yorkville PPA Eighth Supplemental Agreement

On March 12, 2024, the Company entered into an eighth Supplemental Agreement (the "Eighth Supplemental Agreement") with Yorkville to the PPA. Pursuant to the Eighth Supplemental Agreement, Yorkville agreed to advance $62.0 million to the Company (the "Eighth Supplemental Advance") and waive certain terms and conditions set forth in the PPA with respect to such Supplemental Advance. The Eighth Supplemental Agreement provides that with respect to the Eighth Supplemental Advance, the Purchase Price (as such term is used in the PPA) will be equal to $2.30 per share. As of March 12, 2024, $32.0 million in principal amount and $47,123 of accrued and unpaid interest remained outstanding under all prior pre-paid advances pursuant to the PPA (such amounts, collectively, the "Outstanding Pre-Paid Advances Amount"). Pursuant to the Eighth Supplemental Agreement, the Company used a portion of the proceeds from the Eighth Supplemental Advance to repay all of the Outstanding Pre-Paid Advances Amount plus the Redemption Premium (as such term is used in the PPA) applicable to such repayment. After giving effect to the commitment fee, legal diligence fee and the purchase price discount provided for in the PPA, as well as the repayment of the Outstanding Pre-Paid Advances Amount and the applicable Redemption Premium, net proceeds of the Eighth Supplemental Advance to the Company was $15.0 million.

March Warrant Cancellation and Exchange Agreement

On March 12, 2024, the Company and Yorkville entered into a Warrant Cancellation and Exchange Agreement (the "March WC&E Agreement"). Pursuant to the March WC&E Agreement, on March 12, 2024, Yorkville surrendered to the Company and the Company cancelled all of the outstanding January Yorkville Warrants issued pursuant to the January WC&E Agreement, and in exchange, the Company issued to Yorkville (i) a warrant to purchase 10,351,032 shares of Common Stock at an exercise price of $1.37, exercisable beginning on September 12, 2024 and with an expiration date of March 13, 2029 and (ii) a warrant to purchase 10,948,905 shares of Common Stock at an exercise price of $1.37, exercisable beginning on September 12, 2024 and with an expiration date of March 13, 2029 (the warrants set forth in clauses (i) and (ii), collectively, the "March Yorkville Warrants").

Compliance with Nasdaq Continued Listing Standards

On March 27, 2023, the Company received a letter from the Listing Qualifications Department (the "Staff") of The Nasdaq Stock Market indicating that, based upon the closing bid price of the Common Stock for the prior 30 consecutive business days, the Company was not in compliance with the Bid Price Requirement. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was initially granted 180 calendar days, or until September 25, 2023, to regain compliance with the Bid Price Requirement. On August 23, 2023, the Company applied to transfer its securities from The Nasdaq Global Select Market to The Nasdaq Capital Market. On September 14, 2023, the Company received a letter from the Staff approving the Company's application to list its securities on The Nasdaq Capital Market. The Company's securities were transferred to The Nasdaq Capital Market on September 18, 2023. On September 26, 2023, the Company received a letter from the Staff granting the Company an additional 180 calendar days, or until March 25, 2024, to regain compliance with the Bid Price Requirement.

On March 22, 2024, the Company received a letter from the Staff confirming that, based upon the closing bid price of the Common Stock from March 8 to March 22, 2024 being at $1.00 per share or greater, the Company has regained compliance with Nasdaq's listing rules and that the Bid Price Requirement matter has been closed.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Executive Chair and Chief Executive Officer, ("CEO") and Chief Financial Officer ("CFO") has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. We have established and currently maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on an evaluation of our disclosure controls and procedures, our CEO and CFO concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

Management, under the supervision of our CEO and CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management, under the supervision of our CEO and CFO, evaluated the design and operating effectiveness of our internal control over financial reporting based on the criteria established in the *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "2013 COSO framework"). Based on this evaluation, our management concluded that we maintained effective internal control over financial reporting as of December 31, 2023.

All internal control systems, no matter how well designed, have inherent limitations. Accordingly even effective internal controls and procedures can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the quarter ended December 31, 2023, no director or officer adopted, modified, or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors

Our business and affairs are managed under the direction of our Board, which is composed of nine directors. Our Second Amended and Restated Certificate of Incorporation, as amended from time to time (our "Certificate") provides that the authorized number of directors may be changed only by resolution of our Board. Our Certificate also provides that our Board will be divided into three classes of directors. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring.

The following table sets forth the director class, name, age as of March 30, 2024, and other information for each member of our Board:

Name	Class	Age	Position	Director Since	Current Term Expires
Tony Aquila	III	59	Chief Executive Officer and Executive Chair of the Board	2020	2026
Thomas Dattilo	II	72	Lead Independent Director	2020	2025
James Chen	I	58	Director	2024	2024
Foster Chiang	I	41	Director	2020	2024
Deborah Diaz	I	66	Director	2024	2026
Arthur Kingsbury	II	75	Director	2021	2025
Claudia Romo Edelman	II	53	Director	2021	2025
Debra von Storch	I	64	Director	2021	2024

Tony Aquila. Mr. Aquila has served as the Chief Executive Officer of the Company since April 2021, and as the Executive Chair of the Board since December 2020. Prior to this, Mr. Aquila served as Executive Chairman of the board of directors of Legacy Canoo from October 2020 to December 2020. Mr. Aquila also serves as a member of the Arkansas Council on Future Mobility since February 2022. In June 2019, Mr. Aquila founded AFV Partners, an affirmative low-leverage capital vehicle that invests in long-term mission critical software, data and technology businesses and serves as its Chairman and CEO since its founding. In 2005, Mr. Aquila founded Solera Holdings Inc., and led it as Chairman and CEO to a $1 billion initial public offering in 2007, and in the following years sourced and executed over 50 acquisitions significantly expanding Solera's total addressable market. Mr. Aquila oversaw Solera's $6.5 billion transaction from a public-to-private business in 2016. During his tenure, Mr. Aquila established Solera as a global technology company that provides software and data to global insurance companies, global OEMs and maintenance, repair and overhaul networks. Mr. Aquila currently serves as a member of the board of directors and chair of the compensation committee of WM Technology, Inc. (NASDAQ: MAPS), a leading technology and software infrastructure provider to the cannabis industry, since June 2021. Furthermore, Mr. Aquila currently serves as the Chairman for Aircraft Performance Group, LLC, a global provider of mission critical flight operations software, since January 2020, and director of RocketRoute Limited, global aviation services company, since March 2020 and APG Avionics LLC, an aviation data and software company for the general aviation market since September 2020. Mr. Aquila served as a member of the board of directors of The Lost Explorer Mezcal Company ("Lost Explorer"), a sustainable producer and distributor of handcrafted Mezcal, from May 2021 to April 2023, and continues to be a lead investor of Lost Explorer. From November 2018 to July 2020, Mr. Aquila served as the Global Chairman of Sportradar Group AG (NASDAQ: SRAD), a sports data and content company.

Mr. Aquila is qualified to serve as the Company's Chief Executive Officer and Executive Chair of the Board based on his significant business experience as a founder, inventor, chief executive officer and director of a publicly-listed company and his investing experience. As Chief Executive Officer, Mr. Aquila has direct responsibility for our strategy and operations.

Thomas Dattilo. Mr. Dattilo has served as a member of the Board since December 2020. Mr. Dattilo is an advisor to various private investment firms. He served as Chairman and Senior Advisor to Portfolio Group, a privately held provider of outsourced financial services to automobile dealerships specializing in aftermarket extended warranty and vehicle service contract programs, from 2013 to 2016, and as senior advisor to Cerberus Operations and Advisory Company, LLC, from 2007 to 2009. Previously, Mr. Dattilo held executive roles at a number of automotive industry companies, including Chief Executive Officer of Viper Motor Car Company, a Chrysler company, Chairman, President and

Chief Executive Officer of Cooper Tire & Rubber Company, and various senior positions with Dana Corporation. Since 2001, Mr. Dattilo has served as a director of L3 Harris Technologies, Inc. (NYSE: LHX) or a predecessor company of L3 Harris Technologies, Inc., a technology company, defense contractor and information technology services provider and served as the Chairman of Harris Corporation, a predecessor company of L3 Harris Technologies, Inc. from 2012 to 2014. Since 2010, Mr. Dattilo has also served as a director of Haworth Inc., a privately held, family-owned office furniture manufacturer, and previously served as a director of Solera Holdings, Inc. from 2013 to 2016, Alberto Culver Company from 2006 to 2011, and Cooper Tire & Rubber Company from 1999 to 2006.

Mr. Dattilo is qualified to serve on the Board based on his experience as a director to private and public companies and his experience in the automotive industry.

James Chen. Mr. Chen is currently a shareholder at the law firm of Babst, Calland, Clements and Zomnir, P.C. where he leads the firm's Transportation Technology & Energy practice. From 2018 to 2023, Mr. Chen served as Vice President of Public Policy & Chief Regulatory Counsel for Rivian Automotive, Inc. From 2010 to 2016, Mr. Chen served as Director of Public Policy & Associate General Counsel and subsequently as Vice President of Regulatory Affairs & Deputy General Counsel for Tesla, Inc. Mr. Chen transitioned to the alternative energy and transportation space from nearly two decades as a prominent Washington, D.C. attorney – first as a partner in the environmental practice at Hogan Lovells LLP and later as a partner at Crowell & Moring LLP where he was the co-chair of the firm's Product Risk Management Group. From 1991 to 1996, Mr. Chen served as an attorney for the U.S. Environmental Protection Agency's Office of Enforcement. Mr. Chen is a graduate of Case Western Reserve University School of Law and has a bachelor's degree in psychology from the State University of New York at Buffalo.

Mr. Chen is qualified to serve on the Board based on his business, legal and regulatory experience as an executive of publicly listed companies and partner at prominent law firms.

Foster Chiang. Mr. Chiang has served as a member of the Board since December 2020, and prior to this, served as a director of Legacy Canoo from December 2017 to December 2020. From May 2016 to August 2020, Mr. Chiang served as the Vice Chairman of TPK Holding Co. Ltd., a leading touch solution provider listed on the Taiwan Stock Exchange (TWSE 3673), and as its Director of Business Strategy and Development from March 2013 to April 2016. Mr. Chiang has served as a director of TES Touch Embedded Solutions (Xiamen) Co., Ltd. (SHE 003019), a leading company in interactive monitor and computer industry, since March 2013, and as a member of the Board of Trustees of the Taft School, a private college-preparatory school, since September 2017. Mr. Chiang holds a Bachelor of Science in Economics — Finance and Accounting, a Bachelor of Science in International Studies, a Master of Arts in International Studies and a Master of Business Administration, all from The Wharton School of the University of Pennsylvania.

Mr. Chiang is qualified to serve on the Board based on his business experience as a vice chairman of a publicly listed company, his investing experience and his long-standing relationship with us.

Deborah Diaz. Ms. Diaz has served as Chief Executive Officer of Catalyst ADV, a technology and strategic growth advisory firm since 2016. Previously, Ms. Diaz served as Chief Technology Officer and Deputy Chief Information Officer at the National Aeronautics and Space Administration (NASA) responsible for global system infrastructure, investment oversight, risk management, data management, innovation and technology infusion from 2009 to 2016. Since 2020, Ms. Diaz has served as an independent board director, member of the Audit, Nominating and Governance and Enterprise Risk Management committees of Primis Financial Corp. Ms. Diaz has also served as an independent board director, member of the Audit committee, and Chair of the Nominating and Governance committee of Archer Aviation Inc. since 2021. Since 2023, Ms. Diaz has served as an independent board director of ZeroAvia. Ms. Diaz is a graduate of the Sloan School of Management at Massachusetts Institute of Technology and she received an MBA in international business at Colorado State University.

Ms. Diaz is qualified to serve on the Board based on her experience as a director to private and public companies, including committee service on audit and governance committees, her extensive leadership experience in the public sector, and her management experience and educational background.

Arthur Kingsbury. Mr. Kingsbury has served as a member of the Board since March 2021. Mr. Kingsbury has been a private investor since 1996. Mr. Kingsbury has nearly five decades of business, finance and corporate governance experience including financial, senior executive and director positions at companies engaged in newspaper publishing, radio broadcasting, database publishing, cable television, cellular telephone communications, and software and services. Specific positions include President and Chief Operating Officer of VNU-USA, Vice Chairman and Chief Operating Officer of BPI Communications, and Executive Vice President and Chief Financial Officer of Affiliated Publications, Inc. Mr. Kingsbury has served on the Boards of six public companies, including Solera Holdings, Dolan Media Co., Remark

Holdings, Inc. (NASDAQ: MARK), NetRatings, Inc., Affiliated Publications, Inc. and McCaw Cellular Communications, Inc. Mr. Kingsbury holds a Bachelor of Science in Business Administration in Accounting from Babson College.

Mr. Kingsbury is qualified to serve on the Board based on his experience as a director to numerous private and public companies, including committee service on audit, compensation, governance and special committees of independent directors, his extensive experience in finance and accounting matters, and his management experience and educational background.

Claudia Romo Edelman (Gonzales Romo). Ms. Romo Edelman has served as a member of the Board since March 2021. Ms. Romo Edelman is a social entrepreneur, a catalyst for change and a global mobilization expert with more than 25 years of experience leading marketing and advocacy for global organizations including the United Nations, UNICEF, the Global Fund to Fight AIDS, TB and Malaria, the United Nations High Commissioner for Refugees (UNHCR), and the World Economic Forum. Since 2017, Ms. Romo Edelman has served as the Founder and CEO of the We Are All Human Foundation, a New York-based global non-profit organization devoted to advancing the agenda of diversity, inclusion, and equity, focused on unifying the U.S. Hispanic community and promoting sustainability and purpose-driven activities. From 2014 to 2017, Ms. Romo Edelman served as the Chief of Public Advocacy for the United Nations Children's Fund (UNICEF). Due to her expertise, Ms. Romo Edelman was seconded several times to various organizations to launch global mobilization campaigns. From May 2016 to January 2017, she was seconded to the Executive Office of the Secretary General of the United Nations to lead communications for the Special Adviser on the 2030 Agenda for Sustainable Development and Climate Change. Ms. Romo Edelman served as a Special Advisor to the United Nations on International Migration from January 2018 to June 2018 and from April 2017 to March 2018, Ms. Romo Edelman served as a Special Advisor to the United Nations Children's Fund (UNICEF). Ms. Romo Edelman has also held positions as Head of Marketing at The Global Fund to fight AIDS, TB and Malaria, and as the head of Public Relations at the World Economic Forum. Ms. Romo Edelman holds a Degree in Communication from the Universidad Intercontinental and a Masters of Political Communications from the London School of Economics.

Ms. Romo Edelman is part of the Board of the American Latino Museum; the Hispanic Society of America; and KIND (Kids in Need of Defense). Ms. Romo is the Editor-at-large Thrive Latina, part of Arianna Huffington's Thrive Global platform. She is a frequent columnist and publishes articles for various media organizations including The Guardian, Ad Age, Ad Week, Al Dia and Forbes.

Ms. Romo Edelman is the recipient of numerous awards, including in 2019-2020: People Magazine's 25 Most Influential Latinas, ALPFA's 50 Most Powerful Latinas 2019 and 2020, Ellis Island Medal of Honor 2019, Citizen's Union Gotham Greats 2020, Hispanic PR Association Bravo Awards- 2019 President's Award, Multicultural Leadership Award Jesse Jackson's Rainbow PUSH Coalition, Humanitarian Award (Joseph L.Unanue Latino Institute), Latina Women of the Year 2020 of Solo Mujeres Magazine.

Ms. Romo Edelman is qualified to serve on the Board based on her deep expertise in marketing, her management experience, and her track record in creating growth and leading successful movements for societal change and in high-profile global roles.

Debra von Storch. Ms. von Storch has served as a member of the Board since January 2021. From 2020 through 2022, Ms. von Storch served as a director of CSW Industrials (NASDAQ: CSWI), an industrial products and specialty chemicals company. Since June 2021, Ms. von Storch has served as a board member of the NACD North Texas chapter, and she also serves as a member of the advisory board for Varidesk, LLC. From 1982 to July 2020, Ms. von Storch served in various roles including Partner and Southwest Region Growth Markets Leader at Ernst & Young LLP, a multinational professional services firm. Ms. von Storch holds a Bachelor of Business Administration in Finance and Accounting from the University of North Texas.

Ms. von Storch is qualified to serve on the Board based on her extensive leadership experience, information security and risk management expertise, and strong strategic and financial acumen, having served as a partner at a leading global accounting and advisory firm. Ms. von Storch also brings to her role experience successfully advising a broad range of high-growth enterprises across all stages of a company's lifecycle, positioning her well to advise and support the execution of the Company's growth strategy and capital allocation plans.

Executive Officers

Below is a list of the names, ages, positions and a brief account of the business experience of the individuals who serve as executive officers of the Company as of March 30, 2024:

Name	Age	Position

Tony Aquila	59	Chief Executive Officer and Executive Chair of the Board
Greg Ethridge	47	Chief Financial Officer
Ramesh Murthy	45	Senior Vice President Finance, Chief Accounting Officer
Hector Ruiz	43	General Counsel and Corporate Secretary

Tony Aquila. Mr. Aquila has served as the Chief Executive Officer of the Company since April 2021, and as the Executive Chair of the Board since December 2020. Prior to this, Mr. Aquila served as Executive Chairman of the board of directors of Legacy Canoo from October 2020 to December 2020. Mr. Aquila also serves as a member of the Arkansas Council on Future Mobility since February 2022. In June 2019, Mr. Aquila founded AFV Partners, an affirmative low-leverage capital vehicle that invests in long-term mission critical software, data and technology businesses and serves as its Chairman and CEO since its founding. In 2005, Mr. Aquila founded Solera Holdings Inc., and led it as Chairman and CEO to a $1 billion initial public offering in 2007, and in the following years sourced and executed over 50 acquisitions significantly expanding Solera's total addressable market. Mr. Aquila oversaw Solera's $6.5 billion transaction from a public-to-private business in 2016. During his tenure, Mr. Aquila established Solera as a global technology company that provides software and data to global insurance companies, global OEMs and maintenance, repair and overhaul networks. Mr. Aquila currently serves as a member of the board of directors and chair of the compensation committee of WM Technology, Inc. (NASDAQ: MAPS), a leading technology and software infrastructure provider to the cannabis industry, since June 2021. Furthermore, Mr. Aquila currently serves as the Chairman for Aircraft Performance Group, LLC, a global provider of mission critical flight operations software, since January 2020, and director of RocketRoute Limited, global aviation services company, since March 2020 and APG Avionics LLC, an aviation data and software company for the general aviation market since September 2020. Mr. Aquila is also a member of the board of directors of The Lost Explorer Mezcal Company, a sustainable producer and distributor of handcrafted Mezcal, since May 2021. From November 2018 to July 2020, Mr. Aquila served as the Global Chairman of Sportradar Group AG (NASDAQ: SRAD), a sports data and content company.

Mr. Aquila is qualified to serve as the Company's Chief Executive Officer and Executive Chair of the Board based on his significant business experience as a founder, inventor, chief executive officer and director of a publicly-listed company and his investing experience. As Chief Executive Officer, Mr. Aquila has direct responsibility for our strategy and operations.

Greg Ethridge. On August 28, 2023, the Company announced that Mr. Ethridge was appointed as the Company's Chief Financial Officer. Prior to his appointment as Chief Financial Officer of the Company, Mr. Ethridge served as a member of the Company's Board of Directors from December 2020 to December 31, 2023, and, prior to this, served as President, Chief Operating Officer, and a director of Hennessy Capital Investment Corp. V from January 2021 to December 2022 and President, Chief Operating Officer, and a director of Hennessy Capital Acquisition Corp. IV from will continue to serve as a member of HCVI's board of directors. He served as Chairman of Motorsports Aftermarket Group, a designer, manufacturer, marketer and distributor of aftermarket parts, apparel and accessories for the motorcycle and power sports industry from June 2019 through December 2023. He previously served as President of Matlin & Partners Acquisition Corporation from January 2017 to November 2018, at which time it merged with U.S. Well Services, LLC to become U.S. Well Services, Inc., a growth and technology-oriented oilfield service company focused exclusively on hydraulic fracturing which was subsequently sold to ProFrac Holding Corp. (NASDAQ: ACDC) in November 2022. He also served as Senior Partner of MatlinPatterson Global Advisers LLC, or MatlinPatterson, from January 2009 to December 2019. Mr. Ethridge holds a BBA and a Masters in Accounting from The University of Texas at Austin.

Ramesh Murthy. Mr. Murthy has served as SVP, Finance and Chief Accounting Officer since March 2021 and Interim Chief Financial Officer since December 2021. Mr. Murthy first joined Canoo in March 2021 serving as the Company's Chief Accounting Officer and then, from July 2021, as SVP, Finance and Chief Accounting Officer. Mr. Murthy brings to his position more than 20 years of experience in finance and public accounting serving the automotive technology, software, telecom and advanced manufacturing industries. Prior to joining the Company, Mr. Murthy was a member of the Financial Accounting Advisory Services group of Ernst & Young LLP, serving as Managing Director from July 2019 until March 2021, and as Senior Manager from November 2015 to July 2019. Mr. Murthy also enjoyed a long career in the Audit Practice of Deloitte & Touche LLP from 2004 to 2015. Mr. Murthy holds a Master of Business Administration, Finance from Texas A&M International University and a Bachelor of Commerce, Accounting from University of Madras, India.

Hector Ruiz. Mr. Ruiz has served as the General Counsel and Corporate Secretary of the Company since April 2021, and prior to this, served as our Vice President - Global Strategy, Tax Counsel & Treasury from January 2021 to April 2021. Mr. Ruiz has an extensive background in legal and tax matters. From January 2012 to January 2021, Mr. Ruiz served in a variety of senior tax and tax planning roles at Solera Holdings, Inc., including as Vice President of Global Tax from November 2015 to January 2021, responsible for all areas of taxation, including mergers and acquisitions transactions, tax planning, controversy, risk management, financial reporting and compliance. Prior to Solera, Mr. Ruiz worked in tax and accounting related roles at Caris Life Sciences and PricewaterhouseCoopers LLP. Mr. Ruiz has a Bachelor of Business Administration from Southern Methodist University and a Juris Doctor degree from Baylor University School of Law.

Audit Committee

Our Audit Committee currently consists of Arthur Kingsbury, Thomas Dattilo and Debra von Storch. The Board has determined that each of the members of the Audit Committee satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the Audit Committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the Board examined each Audit Committee member's scope of experience and the nature of their prior and/or current employment. Arthur Kingsbury serves as the chair of the Audit Committee.

In addition, our Board has determined that Mr. Kingsbury qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. In making this determination, the Board considered Mr. Kingsbury's formal education and previous experience in financial roles. This designation does not impose on Mr. Kingsbury any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board.

Family Relationships

There are no family relationships among our directors or executive officers.

Code of Conduct

The Board has adopted a Code of Conduct (the "Code of Conduct"), applicable to all of the Company's employees, executive officers and directors. The Code of Conduct is available on the Corporate Governance section of the Company's website at investors.canoo.com. The Company's website is not a part of this Annual Report and is not incorporated herein by reference. The Nominating and Corporate Governance Committee of the Board is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. If the Company makes any amendments to the Code of Conduct, or grants any waivers of its requirements, the Company will promptly disclose the amendment or waiver on its website.

Process for Stockholder Nominations

There have been no material changes to the procedures by which stockholders may recommend nominees to our Board since we last provided disclosure of such procedures.

ITEM 11. EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to "smaller reporting companies" under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts. We are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year.

Our named executive officers for the year ended December 31, 2023, consisting of our principal executive officer, our two other most highly compensated executive officers as of December 31, 2023 who were serving as executive officers as of such date, and former executive officer were:

- Tony Aquila — Executive Chair and Chief Executive Officer ("CEO")
- Josette Sheeran[1] — President, Board Member
- Greg Ethridge[2] — Chief Financial Officer, Board Member
- Kenneth Manget[3] — Chief Financial Officer

(1) Ms. Sheeran resigned as President and Board Member on February 5, 2024.
(2) Mr. Ethridge was appointed as CFO on August 28, 2023 and resigned as a Board Member on December 31, 2023.

(3) Mr. Manget served as CFO from January 26, 2023 to August 26, 2023.

Mr. Aquila has been a substantial investor in Canoo since August 2020 through his sustainable investment fund, AFV Partners. Based on his extensive experience in growing companies and achieving significantly positive shareholder value outcomes, Mr. Aquila was appointed Executive Chair of the Board in November 2020. In April 2021, the Board determined that Canoo's business and shareholder success would be best served by placing Tony Aquila in the full-time CEO role for the company.

Ms. Sheeran joined Canoo originally as a Board member in December 2020. Her extensive experience in achieving meaningful business results with key government and business partners was evident from her earliest days. Given her key strategic importance and extensive efforts in enabling Canoo in establishing key foundations for manufacturing and R&D excellence, Ms. Sheeran transitioned from being a non-employee member of the Board to President of the Company and Board member on July 26, 2021.

Mr. Ethridge joined Canoo originally as a Board member in December 2020 and was appointed Chief Financial Officer on August 28, 2023. Mr. Ethridge has over 20 years of experience in capital markets and corporate finance.

Mr. Manget served as the Company's Chief Financial Officer from January 26, 2023 to August 26, 2023.

Executive Compensation Philosophy

Our Compensation Committee is responsible for reviewing, overseeing, and approving Canoo's overall compensation strategy. Canoo continues to invest heavily in attracting, retaining and motivating an experienced and highly driven leadership team. Our current executive compensation philosophy is focused on a two-pronged approach:

- **Developing compensation practices that support long-term business success:**

  ◦ Attracting and motivating top tier talent that can deliver on highly aggressive performance goals;

  ◦ Managing executive compensation-related cash outlays responsibly; and

  ◦ Encouraging achievement of near-term milestones that set the stage for future shareholder success.

- **Incentivizing long-term positive business outcomes that deliver outstanding shareholder value:**

  ◦ Aligning long-term executive pay with shareholder outcomes through equity awards; and

  ◦ Establishing aggressive performance objectives for the CEO.

In keeping with our compensation philosophy, Canoo makes targeted investments in key talent and aligns senior executives with shareholder growth objectives through equity awards tied to Canoo's transformational mission. When Canoo achieves its mission, it will create a win-win opportunity for both shareholders and the Canoo leadership team.

Compensation Elements

Outlined below are descriptions of the compensation elements provided to our named executive officers.

Base Salary

Base salary is set at a level that is intended to reflect the executive's duties, authorities, contributions, prior experience, and performance. In keeping with our objective to limit cash outlays, no increases were made to the base salaries of our named executive officers in 2023.

Bonus

Mr. Aquila is not eligible to receive an annual bonus award. Pursuant to the offers of employment for Ms. Sheeran, Mr. Manget and Mr. Ethridge, each is eligible to receive an annual target bonus opportunity of 100% of base salary, subject to a maximum bonus opportunity of 200% of base salary. No bonuses were paid to our name executive officers in 2023, which reflects our objectives of responsibly managing cash outlays and aligning pay with shareholder outcomes.

Stock Awards

The Compensation Committee is focused on aligning the majority of our named executive officers' compensation directly with shareholder value through equity awards. These awards include performance-based restricted stock units ("PSUs") that vest based on the achievement of operational performance milestones for Mr. Aquila, PSUs that vest based on stock price hurdles for Mr. Aquila, and restricted stock units that vest over time ("RSUs") for all of our named executive officers. We believe these awards advance our business strategy as follows:

- **PSUs with operational milestones are aligned with the nearer-term mission.** Vesting contingent on operational milestones rewards the named executive officers only if the mission is completed within a set timeframe.
- **PSUs with stock price hurdles and RSUs reward creation of shareholder value.** These awards are aligned with shareholders in that the value of PSUs and RSUs increase or decrease in value based on Canoo's stock price.
- **PSUs and RSUs encourage favorable long-term shareholder outcomes.** Standard RSU vesting terms are 25% vest one-year after vesting commencement date and then 6.25% quarterly thereafter. PSUs are also subject to time-based vesting conditions even after performance objectives have been achieved.

The equity awards granted to named executive officers in 2023 and in prior years reflect our objectives of supporting long-term business success and aligning pay with shareholder outcomes.

Benefits and Perquisites

We provide benefits to our named executive officers on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; disability insurance; and a tax-qualified Section 401(k) plan for which no match by us is provided. We do not maintain any executive-specific benefit or executive perquisite programs.

Retirement Benefits

We provide a tax-qualified Section 401(k) plan for all employees, including our named executive officers. We do not provide a match for participants' elective contributions to the 401(k) plan, nor do we provide to employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

Policies against Hedging/Pledging Shares

As part of our insider trading policy, all Company directors, officers, employees and certain designated independent contractors and consultants are prohibited from engaging in short sales of our securities, establishing margin accounts, pledging our securities as collateral for a loan, trading in derivative securities, including buying or selling puts or calls on our securities, or otherwise engaging in any form of hedging or monetization transactions (such as prepaid variable forwards, equity swaps, collars and exchange funds) involving our securities.

Ownership Guidelines

We intend to adopt stock ownership guidelines that require all of our named executive officers and other members of our executive team to hold a minimum number of shares of our common stock while serving in their leadership positions.

2023 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the years ended December 31, 2023 and December 31, 2022.

Name	Year[1]	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Tony Aquila	2023	500,000 [3]	—	4,867,470	—	—	5,367,470
Executive Chair and CEO	2022	500,000 [3]	—	3,424,000	—	—	3,924,000
Josette Sheeran	2023	489,831	—	—	—	—	489,831
President, Board Member	2022	490,000	—	—	—	—	490,000
Greg Ethridge[4]	2023	225,805	—	378,000	—	—	603,805
Chief Financial Officer							
Ken Manget[5]	2023	245,000	—	774,000	—	—	1,019,000
Chief Financial Officer							

(1) Mr. Ethridge and Mr. Manget were not a named executive officers in 2022; accordingly, the Summary Compensation Table includes only fiscal year 2023 compensation with respect to Mr. Ethridge and Mr. Manget.
(2) The amount disclosed represents the aggregate grant date fair value of stock awards computed in accordance with ASC Topic 718. This amount does not reflect the actual economic value that may be realized by the named executive officer, which will depend on factors including the continued service of the named executive officer and the future value of our stock. For the RSUs, the grant date fair value is based on the closing price of our common stock on the date of grant. The grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of such RSUs granted in 2023 are set forth in the notes to our audited consolidated financial statements included in this Annual Report on Form 10-K for the year ended December 31, 2023.
(3) Mr. Aquila receives a base salary of $500,000, defined as part of his Executive Chair compensation package approved by the board of Legacy Canoo in November 2020 prior to the IPO (with no adjustment made upon his transition to the CEO role), and no other cash compensation.
(4) Mr. Ethridge was appointed as CFO on August 28, 2023 and resigned as a Board Member on December 31, 2023.
(5) Mr. Manget served as CFO from January 26, 2023 to August 26, 2023.

Disclosure to Summary Compensation Table

For 2023, the compensation programs for our named executive officers consisted of base salary and incentive compensation delivered in the form of equity awards, which consisted of RSUs.

Base Salary

Mr. Aquila receives a limited base salary of $500,000, defined as part of his Executive Chair compensation package approved by the board of Legacy Canoo in November 2020 prior to the IPO (with no adjustment made upon his transition to the CEO role). During 2023, Ms. Sheeran received a base salary of $490,000. Upon his appointment to CFO on August 28, 2023, Mr. Ethridge received a base salary of $490,000. During his tenure as CFO from January 26, 2023 to August 25, 2023, Mr. Manget received a base salary of $490,000. We did not make any increases to the named executive officer base salaries in 2023.

Cash Bonus

We did not pay any cash bonuses to our named executive officers in 2023.

Stock Awards

Tony Aquila

On May 5, 2023, the Board granted Mr. Aquila an award of 6,884,682 RSUs. These awards vest on May 5, 2024, subject to continuous service.

Ken Manget

On July 6, 2023, the Board granted Mr. Manget 1,500,000 RSUs in connection with his appointment to CFO of the Company. Twenty-five percent of the RSUs will vest on March 15, 2024, and the remainder of the award will vest in equal increments each quarter thereafter on the fifteenth day of the month, with each vesting event subject to Mr. Manget's continuous service through each such date.

Greg Ethridge

On December 20, 2023, the Board granted Mr. Ethridge 1,500,000 RSUs in connection with his appointment to CFO of the Company. Twenty-five percent of the RSUs will vest on September 15, 2024, and the remainder of the award will vest in equal increments each quarter thereafter on the fifteenth day of the month, with each vesting event subject to Mr. Ethridge's continuous service through each such date.

Agreements with our Named Executive Officers and Potential Payments upon Termination of Employment or Change in Control

During 2023, we maintained agreements with Mr. Aquila, Ms. Sheeran, Mr. Manget, and Mr. Ethridge, each as summarized below.

Tony Aquila

In November 2020, Legacy Canoo entered into an agreement with Mr. Aquila (the "Aquila Agreement"), as may be amended from time to time, pursuant to which he serves as the Executive Chair of the Board. The term of the Aquila Agreement commenced on December 21, 2020 and will end on December 31, 2023, or, earlier, upon his voluntary resignation from our Board upon at least thirty days' notice, his failure to be re-elected to the Board by our stockholders at the third annual stockholder meeting following the consummation of the Business Combination, or a vote of no-confidence by a majority of the Board. Mr. Aquila is paid a $500,000 annual fee in equal quarterly installments and is entitled to any benefits and perquisites generally available to members of our Board. He is reimbursed for business expenses, including air travel expenses for either, at our option, first class airfare or the business use of his private jet (at a fixed rate per hour, as set forth in the Aquila Agreement), executive housing on a tax grossed-up basis and business expenses associated with the office of the Executive Chair.

Since his appointment to CEO, Mr. Aquila has not receive additional cash compensation in connection with his role as CEO.

Josette Sheeran

In July 2021, Canoo Technologies entered into an agreement with Ms. Sheeran pursuant to which Ms. Sheeran serves as President of the Company (the "Sheeran Agreement"). The Sheeran Agreement has no specific term and provides that Ms. Sheeran's employment is at-will. The Sheeran Agreement provides a base salary of $490,000, and she is eligible to participate in the benefits plans offered to similarly situated employees of the Company. Ms. Sheeran is also eligible to receive an annual bonus award of up to 100% of her annual salary, with the possibility of up to a two times multiplier, in either case upon successfully achieving performance goals outlined by the Company and remaining an employee in good standing through applicable milestone dates. In addition, pursuant to the Sheeran Agreement, the Company will covered 100% of Ms. Sheeran's moving expenses and provided a relocation allowance of up to $150,000 in temporary housing and living expenses for six months. In the event Ms. Sheeran had terminated employment within twelve months of her moving date, she would have been required to reimburse the Company for the moving expenses and relocation allowance.

In the event that Ms. Sheeran is terminated by us without cause, the Sheeran Agreement provides that she will be eligible for twelve months of severance, continued healthcare benefits and continued vesting of any RSUs through the severance period.

The Sheeran Agreement provides Ms. Sheeran with a long term incentive award under the Company's incentive plan, consisting of a grant of 1,468,429 RSUs. Twenty-five percent of the RSUs vested on August 15, 2022, and the remainder of the award will vest in equal increments each quarter thereafter on the fifteenth day of the month, subject to Ms. Sheeran's continuous service through each such date. Any RSUs that remain unvested upon a termination of service will be forfeited.

Ms. Sheeran is subject to our standard confidential information and inventions assignment agreement, which includes a perpetual confidentiality covenant and a non-competition covenant that applies during the period of employment.

During 2023, Ms. Sheeran continued to serve as a member of the Company's Board but did not receive any additional board compensation.

Ken Manget

In connection with his appointment as Chief Financial Officer of the Company, Mr. Manget entered into an offer of employment letter, dated as of January 26, 2023 (the "Manget Offer Letter"), with the Company. Pursuant to the Manget Offer Letter, Mr. Manget will be entitled to receive (a) an annual base salary of $490,000, (b) an annual target bonus opportunity of 100% of base salary, subject to a maximum bonus opportunity of 200% of base salary, (c) a relocation allowance of $150,000, which amount must be repaid by Mr. Manget in the event his employment with the Company or its subsidiaries terminates prior to the first anniversary of the date he relocates to the Dallas-Fort Worth metropolitan area in Texas, and (d) a time-based restricted stock unit award (the "Manget RSU Award") equal to 1,500,000 shares of the Company's common stock on the applicable grant date, which award will vest based on the Company's standard time-vesting schedule. In the event of Mr. Manget's termination by the Company or its subsidiaries without "cause", he will be entitled to receive 12 months of (i) base salary, (ii) continued vesting of the RSU Award, and (iii) continued healthcare benefits.

Greg Ethridge

In connection with his appointment as Chief Financial Officer of the Company, Mr. Ethridge entered into an offer of employment letter, dated as of August 27, 2023 (the "Ethridge Offer Letter"), with the Company. Pursuant to the Ethridge Offer Letter, Mr. Ethridge will be entitled to receive (a) an annual base salary of $490,000, (b) an annual target bonus opportunity of 100% of base salary, subject to a maximum bonus opportunity of 200% of base salary, and (c) a time-based restricted stock unit award (the "RSU Award") equal to 1,500,000 shares of the Company's common stock on the applicable grant date, which award will vest based on the Company's standard four-year time-vesting schedule. In the event of Mr. Ethridge's termination by the Company or its subsidiaries without "cause" or if Mr. Ethridge leaves for "good reason" (each as defined under the Ethridge Offer Letter), he will be entitled to receive 12 months of (i) base salary, (ii) continued vesting of the RSU Award, and (iii) continued healthcare benefits.

Outstanding Equity Awards at 2023 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2023.

Name	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Tony Aquila	—	—	2,000,000 [1]	514,400
	—	—	1,853,828 [2]	476,805
	—	—	6,000,000 [3]	1,543,200
	6,884,682 [4]	1,770,740	—	—
Josette Sheeran	642,438 [5]	165,235	—	—
Ken Manget	1,500,000 [6]	385,800	—	—
Greg Ethridge	1,500,000 [7]	385,800	—	—

(1) The PSUs will vest based on (A) performance in one-third increments upon the achievement of each of the following price hurdles during the five-year period beginning October 19, 2020: (i) the stock price equals or exceeds $20, (ii) the stock price equals or exceeds $25, and (iii) the stock price equals or exceeds $30; and (B) on continuous service through October 19, 2023. Both (A) and (B) must be satisfied on or before October 19, 2025 in order for the PSUs to vest.

(2) 400,000 of the PSUs subject to the award will vest based on achievement of stock price milestones over a performance period beginning May 14, 2021 and ending on May 14, 2024, subject to continued service through the applicable vesting dates. 150,000 of the PSUs subject to the award will vest based on achievement of operational milestones over a performance period beginning May 14, 2021 and ending on May 14, 2024, subject to continued service through the applicable vesting dates. 1,303,828 of the PSUs subject to the award will vest upon the achievement of a $20 per-share price prior to May 14, 2024. The number reflected above represents the maximum number of PSUs that could pay out pursuant to the award based on achieving the applicable performance goals.

(3) The PSUs subject to the award will vest upon achievement of specified stock price milestones over a five-year performance period ending November 4, 2026, subject to continued service through the applicable vesting date.

(4) 100% of the RSUs subject to the award will vest on May 5, 2024, subject to continued service through the applicable vesting date.

(5) Twenty-five percent of the RSUs will vest on August 15, 2022, and the remainder of the award will vest in equal increments each quarter thereafter on the fifteenth day of the month, subject to continued service through each such date.

(6) Twenty-five percent of the RSUs will vest on March 15, 2023, and the remainder of the award will vest in equal increments each quarter thereafter on the fifteenth day of the month, subject to continued service through each such date.

(7) Twenty-five percent of the RSUs will vest on September 15, 2024, and the remainder of the award will vest in equal increments each quarter thereafter on the fifteenth day of the month, subject to continued service through each such date.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K (the "PvP Rules"), we are providing the following information about the relationship between the compensation actually paid to our principal executive officer ("PEO") and our other named executive officers ("NEOs") and certain aspects of our financial performance

Year	Summary Compensation Table Total for Mr. Aquila ($) [1]	Compensation Actually Paid to Mr. Aquila ($) [1][2]	Summary Compensation Table Total for Mr. Kranz ($) [1]	Summary Compensation Table Total for Mr. Kranz ($) [1]	Average Summary Compensation Table Total for Non-PEO NEOs [1]	Average Compensation Actually Paid to Non-PEO NEOs [1][2]	Total Shareholder Return: Value of Initial $100 Investment [3]	Net Income ($M)
2023	$ 5,367,470	$ (3,912,166)	-	-	$ 704,212	$ 278,542	$ 2	$ (302)
2022	$ 3,924,000	$ (34,198,930)	-	-	$ 1,294,999	$ (3,932,000)	$ 9	$ (488)
2021	$ 44,613,958	$ 19,335,832	$ 216,809	$ (32,402,321)	$ 6,811,218	$ 6,430,833	$ 56	$ (347)

(1) The following individuals served as or Principal Executive Officer ("PEO") and are our other Named Executive Officers ("NEOs") for the covered fiscal years:

Year	PEO(s)	Non-PEO NEOS
2023	Tony Aquila	Josette Sheeran, Greg Ethridge, Ken Manget
2022	Tony Aquila	Ramesh Murthy, Josette Sheeran
2021	Tony Aquila and Uli Kranz	Peter Savagian, Josette Sheeran

(2)Amounts reported in these columns represent the compensation actually paid to our PEO and Non-PEO NEOs for the indicated fiscal year, as calculated under Item 402(v) of Regulation S-K based on their total compensation reported in the Summary Compensation Table for 2023 and adjusted as shown in the tables below:

		PEO	Other Non-PEO NEO Avg.
	Summary Compensation Table - Total Compensation	$ 5,367,470	$ 704,212
-	Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year	4,867,470	384,000
+	Fair Value at Fiscal Year End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year	1,770,737	257,198
+	Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years	(4,926,760)	(208,305)
+	Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—
+	Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(1,256,143)	(90,562)
-	Fair Value as of Prior Fiscal Year End of Stock Awards and Option Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—
	Compensation Actually Paid	$ (3,912,166)	$ 278,542

Equity Award values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. For information on the calculation of "compensation actually paid" for 2021 and 2022, please see the "pay versus performance" disclosure in our 2023 definitive proxy statement.
(3) Pursuant to Item 402(v) of Regulation S-K, the comparison assumes $100 was invested in our common stock on December 31, 2020, using the closing stock price on that date.

Pay Versus Performance Relationship

"Compensation actually paid," as calculated per SEC Item 402(v) of Regulation S-K, reflects cash compensation actually paid as well as changes to the fair values of equity awards during the years shown in the table based on year-end or vesting date stock prices, and various accounting valuation assumptions. Due to how CAP is calculated, the CAP as reported for each year does not reflect the actual amounts earned by our NEOs from their equity awards. CAP generally fluctuates annually due to the change in our stock price from year to year as well as varying levels of actual achievement of performance goals. See the 'Item 11: Executive Compensation' section for a description of how our compensation committee assesses the relationship between executive compensation and performance.

Below are graphs showing the relationship of "Compensation Actually Paid" to our PEO and non-PEO NEOs for our fiscal years 2021, 2022, and 2023 to (1) TSR of our common stock and (2) our net income.





2023 Director Compensation

The following table contains information concerning the compensation of our non-employee directors in fiscal year 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Foster Chiang	85,000	200,000	—	285,000
Thomas Dattilo	195,000	200,000	—	395,000
Greg Ethridge[2]	55,666	—	—	55,666
Claudia Romo Edelman	85,000	200,000	—	285,000
Arthur Kingsbury	115,000	200,000	—	315,000
Rainer Schmueckle	115,000	200,000	—	315,000
Debra von Storch	130,000	200,000	—	330,000

(1) In November 2023, each non-employee director received grants in connection with Board service of 326,051 RSUs, with an aggregate value per director of $200,000 based on the 30-day VWAP through August 15, 2023 for our Common Stock.
(2) Mr. Ethridge was appointed Chief Financial Officer of the Company in August 2023. Amounts included in the above table reflect amounts earned or paid prior to his appointment as Chief Financial Officer.

Non-Employee Director Compensation Policy

Our policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending Board and committee meetings or performing other services in their capacities as directors.

In March 2021, amended in November 2021 to, among other things, add an annual cash retainer for services in the role of lead independent direct, and subsequently amended in November 2023 to, among other things, provide that the annual equity award be payable on July 15th of every year with the number of RSUs to be determined by dividing the annual equity award dollar value by the 30-day VWAP through July 15th, rounded down to the nearest whole share, our Board approved the following cash and equity compensation for each of our current non-employee directors:

- an annual cash retainer equal to $85,000, paid in four equal quarterly installments at the end of each quarter;

- an annual cash retainer for committee member service equal to $15,000 and an additional $15,000 paid to the chairperson of each committee, each paid in four equal quarterly installments at the end of each quarter;

- an annual cash retainer for service as the lead independent director of the Board equal to $50,000, paid in four equal quarterly installments at the end of each quarter;

- an initial equity award with a value of $275,000 in the aggregate, comprised of 100% RSUs, vesting in full on the first anniversary of a specified vesting commencement date, which shall be the fifteenth day of the calendar month that occurs prior to the beginning of the non-employee director's service on the Board (or if such date is not a business day, the first business day thereafter), subject to the non-employee director's continued service with us through such vesting date, except if the non-employee director remains in continued service as of, or immediately prior to, a change in control, the shares subject to his or her then-outstanding equity awards that were granted pursuant to this policy will become fully vested immediately prior to such change in control; and

- an annual equity award with a value of $200,000 in the aggregate, payable on July 15th of every year, comprised of 100% RSUs, with the number of RSUs determined by dividing the dollar value by the 30-day VWAP through July 15th rounded down to the nearest whole share, vesting in full on the first anniversary of the grant date, subject to the non-employee director's continued service with us through the applicable vesting date, except if the non-employee director remains in continued service as of, or immediately prior to, a change in control, the shares subject to his or her then-outstanding equity awards that were granted pursuant to this policy will become fully vested immediately prior to such change in control.

Upon joining the Board, each of our non-employee directors are also paid a cash payment of $20,000 to cover expenses for tax and legal services incurred in connection therewith.

The Board reviews director compensation periodically to ensure that director compensation remains competitive, such that we are able to recruit and retain qualified directors. We believe our compensation program is designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to our long-term success.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information regarding the beneficial ownership of the Common Stock as of March 25, 2024 for:

- each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock;
- each current named executive officer and director of the Company; and
- all current executive officers and directors of the Company, as a group

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The percentages of beneficial ownership are based on 64,397,326 shares of common stock outstanding as of March 25, 2024.

Common stock subject to options or RSUs that are currently exercisable or will vest within 60 days of March 25, 2024 are deemed to be outstanding and beneficially owned by the person holding the options or RSUs. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

Name and Address of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Common Stock %
Directors and Named Executive Officers:		
Tony Aquila[2]	5,511,417	8.56 %
Foster Chiang	4,055	*
Thomas Dattilo	7,968	*
Greg Ethridge	19,453	*
Arthur Kingsbury	4,055	*
Claudia Romo Edelman	4,055	*
Debra von Storch	4,055	*
James Chen	—	*
Deborah Diaz	—	*
All Directors and Executive Officers of the Company as a Group (9 Individuals)	5,555,058	8.63 %
Five Percent Holders:		
Entities affiliated with AFV Management Advisors LLC[3]	3,477,674	5.40 %

* Less than one percent.

(1) Unless otherwise noted, the business address of those listed in the table above is 19951 Mariner Avenue, Torrance, California 90503.

(2) Consists of (i) 2,033,743 shares of Common Stock held by Tony Aquila, which number includes 1,712,294 RSUs that vest within 60 days of March 25, 2024, (ii) 543,886 shares of Common Stock held by AFV Partners SPV-4 LLC, a Delaware limited liability company ("AFV-4"), (iii) 1,533,620 shares of Common Stock held by AFV Partners SPV-7 LLC, a Delaware limited liability company ("AFV-7"), (iv) 150,000 shares of Common Stock held

by AFV Partners SPV-7/A LLC, a Delaware limited liability company ("AFV-7/A"), (v) 195,848 shares of Common Stock held by AFV Partners SPV-10 LLC, a Delaware limited liability company ("AFV-10"), (vi) 405,732 shares of Common Stock held by AFV Partners SPV-10/A LLC, a Delaware limited liability company ("AFV-10/A"), (vii) 304,299 shares of Common Stock held by AFV Partners SPV-10/B LLC, a Delaware limited liability company ("AFV-10/B"), (viii) 243,439 shares of Common Stock held by AFV Partners SPV-10/C LLC, a Delaware limited liability company ("AFV-10/C"), and (ix) 100,850 shares of Common Stock are held by I-40 OKC Partners LLC, an Oklahoma limited liability company ("I-40 OKC"). AFV Management Advisors LLC, a Delaware limited liability company ("AFV") is the sole manager and controlling member of AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-10/C and I-40 OKC. Mr. Aquila is the managing member of AFV, which exercises ultimate voting and investment power with respect to the shares held by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-10/C and I-40 OKC. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the securities held indirectly by AFV, and held of record by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-10/C and I-40 OKC.

(3) Consists of (i) 543,886 shares of Common Stock held by AFV-4, (ii) 1,533,620 shares of Common Stock held by AFV-7, (iii) 150,000 shares of Common Stock held by AFV-7/A, (iv) 195,848 shares of Common Stock held by AFV-10, (v) 405,732 shares of Common Stock held by AFV-10/A, (vi) 304,299 shares of Common Stock held by AFV-10/B, (vii) 243,439 shares of Common Stock held by AFV-10/C, and (viii) 100,850 shares of Common Stock held by I-40 OKC. AFV is the sole manager and controlling member of AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-10/C and I-40 OKC. Mr. Aquila is the managing member of AFV, which exercises ultimate voting and investment power with respect to the shares held by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-10/C and I-40 OKC. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the securities held indirectly by AFV and held of record by AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-10/C and I-40 OKC. The business address of AFV-4, AFV-7, AFV-7/A, AFV-10, AFV-10/A, AFV-10/B, AFV-10/C, I-40 OKC and AFV is 2126 Hamilton Road Suite 260, Argyle, Texas 76226.

Equity Compensation Plan Information

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[1]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(2)	40,165,114 [3]	$ 0.01	27,021,581 [4][5]
Equity compensation plans not approved by security holders	—	—	—
Total	40,165,114	$ 0.01	27,021,581

(1) The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account the 40,076,140 shares issuable upon vesting of outstanding restricted stock unit awards without any cash consideration payable for those shares.

(2) Consists of the 2020 Equity Plan and the Canoo Inc. 2020 Employee Stock Purchase Plan (the "2020 ESPP").

(3) Consists of 38,737,025 shares of Common Stock underlying outstanding restricted stock unit awards granted under the 2020 Equity Plan and 1,366,118 shares of Common Stock underlying outstanding stock options and restricted stock unit awards previously granted under the Legacy Canoo 2018 Share Option and Grant Plan, as assumed by the Company on December 21, 2020 in connection with the Business Combination (the "2018 Equity Plan"). No additional awards may be granted under the 2018 Equity Plan.

(4) Consists of 18,596,828 shares of Common Stock remaining available for issuance under the 2020 Equity Plan and 8,424,753 shares of Common Stock remaining available for issuance under the 2020 ESPP.

(5) The number of shares of Common Stock reserved for issuance under the 2020 Equity Plan automatically increases on January 1 of each year, continuing through January 1, 2030, in an amount equal to (i) 5% of the total number of shares of Common Stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of Common Stock determined by the Board prior to the date of the increase. The number of shares of Common Stock reserved for issuance under the 2020 ESPP automatically increases on January 1 of each year, continuing through January 1, 2030, in an amount equal to the lesser of (i) 1% of the total number of shares of Common Stock outstanding on December 31 of the preceding year, (ii) 8,069,566 shares of Common Stock, or (iii) a lesser number of shares of Common Stock determined by the Board prior to the date of the increase.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Transactions with Related Parties

The following is a summary of transactions for fiscal year 2023 and 2022 which we have been a party, in which the amount involved exceeded or will exceed the lesser of (x) $120,000 or (y) 1% of the average of our total assets at December 31, 2023 and 2022 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest other than compensation and other arrangements that are described in Item 11 "Executive Compensation and Director Compensation." We also describe below certain other transactions with our directors, former directors, executive officers and stockholders.

Subscription Agreements

On May 10, 2022, the Company entered into Common Stock Subscription Agreement providing for the purchase of an aggregate of 13.7 million shares of Common Stock at a price of $3.65 per share for an aggregate purchase price of $50.0 million. The purchasers of the shares are special purpose vehicles managed by entities affiliated with Mr. Aquila. The closing of the May 2022 PIPE occurred on May 20, 2022.

On November 9, 2022, the Company entered into Common Stock Subscription Agreement providing for the purchase of an aggregate of 9.0 million shares of Common Stock at a price of $1.11 per share for an aggregate purchase price of $10.0 million (the "November 2022 PIPE"). The purchasers of the shares are Mr. Aquila and a special purpose vehicle managed by entities affiliated with Mr. Aquila. The closing of the November 2022 PIPE occurred on November 18, 2022.

On June 22, 2023, the Company entered into a Common Stock and Common Warrant Subscription Agreement with certain special purpose vehicles managed by entities affiliated with Mr. Aquila. The Subscription Agreement provides for the sale and issuance by the Company of 16.3 million shares of the Company's Common Stock, together with warrants to purchase up to 16.3 million shares of Common Stock at a combined purchase price of $0.54 per share and accompanying warrants. The total net proceeds from the transaction was $8.8 million.

On August 4, 2023, the Company entered into a Common Stock and Common Warrant Subscription Agreement with certain special purpose vehicles managed by entities affiliated with Mr. Aquila. The Subscription Agreement provides for the sale and issuance by the Company of 5.6 million shares of the Company's Common Stock, together with warrants to purchase up to 5.6 million shares of Common Stock at a combined purchase price of $0.54 per share and accompanying warrants. The total net proceeds from the transaction was $3.0 million.

Related Party Leases

On January 31, 2023, the Company entered into a real estate lease for an approximately 8,000 square foot facility in Justin, Texas with an entity owned by Tony Aquila, Executive Chair and Chief Executive Officer of the Company. The initial lease term is three years, five months, commencing on November 1, 2022 and terminating on March 31, 2026, with one option to extend the term of the lease for an additional five years. Prior to execution, the contract was a month-to-month arrangement.

On November 9, 2022, the Company entered into a PSA with Terex for the purchase of approximately 630,000 square foot vehicle manufacturing facility on approximately 121 acres in Oklahoma City, Oklahoma. On April 7, 2023, pursuant to the assignment of real estate purchase agreement, the Company assigned the right to purchase the Property to I-40 Partners, a special purpose vehicle managed by entities affiliated with the CEO. The Company then entered into a lease agreement with I-40 Partners commencing April 7, 2023. The lease term is approximately ten years with a five year renewal option and the minimum aggregate lease payment over the initial term is expected to be approximately $44.3 million, which includes equity portion of rent composed of $1.5 million fully vested non-refundable shares. Refer to Note 16 on warrants issued in conjunction with this lease.

Employment and Other Compensation Arrangements, Equity Plan Awards

We have entered into employment agreements and consulting agreements with certain of our executive officers in connection with their employment or provision of services to us. We also have established certain equity plans, pursuant to which we grant equity awards to our employees and directors. For more information regarding the executives' arrangements and our equity plans, see the section titled "Executive Compensation — Agreements with our Named Executive Officers and Potential Payments Upon Termination of Employment or Change in Control."

Other Transactions

Mr. Aquila, through an entity owned and controlled by him (Aquila Family Ventures, LLC ("AFV")), owns a personal aircraft that was acquired without our resources, which aircraft he uses for business travel. We reimburse Mr. Aquila for certain costs and third-party payments associated with the use of his personal aircraft for Company-related business travel, excluding certain incidental fees and expenses. We incurred approximately $1.7 million and $1.3 million for such reimbursements for the years ended December 31, 2023 and 2022, respectively. In addition, certain AFV staff provided the Company with shared services support in its Justin, Texas corporate office facility. For the years ended December 31, 2023 and 2022, the Company incurred approximately $1.7 million and $1.1 million, respectively, for these services.

During the year ended December 31, 2022, the Company incurred approximately $0.8 million for the usage and purchase of certain transport trucks and trailers with an entity controlled by the Executive Chair and Chief Executive Officer of the Company. No such expenses were incurred during the year ended December 31, 2023.

Related-Person Transactions Policy

The Board has adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of related-person transactions. For purposes of our policy, a related-person transaction is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any related person are, were or will be participants, in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related-person transactions under this policy.

Under the policy, a related person is any executive officer, director, nominee to become a director or a security holder known by us to beneficially own more than 5% of any class of our voting securities (a "significant stockholder"), including any of their immediate family members and affiliates, including entities controlled by such persons or such person has a 5% or greater beneficial ownership interest.

Each director and executive officer shall identify, and we shall request each significant stockholder to identify, any related-person transaction involving such director, executive officer or significant stockholder or his, her or its immediate family members and inform our audit committee pursuant to this policy before such related person may engage in the transaction.

In considering related-person transactions, our audit committee takes into account the relevant available facts and circumstances, which may include, but are not limited to:

- the risk, cost and benefits to us;

- the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

- the terms of the transaction; and

- the availability of other sources for comparable services or products.

Our Audit Committee shall approve only those related-party transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of the Company and our stockholders, as our Audit Committee determines in the good faith exercise of its discretion.

Indemnification

Our Certificate of Incorporation eliminates our directors' liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

- for any transaction from which the director derives an improper personal benefit;

- or any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- or any unlawful payment of dividends or redemption of shares; or

- for any breach of a director's duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Certificate of Incorporation requires us to indemnify and advance expenses to, to the fullest extent permitted by applicable law, our directors, officers and agents. We maintain a directors' and officers' insurance policy, pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Certificate of Incorporation prohibits any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, we have entered into separate indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request.

Independence of the Board of Directors

As required under the Nasdaq listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board. Our Board consults with our counsel to ensure that its determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent auditors, our Board has affirmatively determined that each of the directors on the Board other than Tony Aquila are independent directors within the meaning of the applicable Nasdaq listing standards. In making this determination, our Board found that none of these directors had a material or other disqualifying relationship with our company.

In making those independence determinations, our Board took into account certain relationships and transactions that occurred in the ordinary course of business between us and entities with which some of our directors are or have been affiliated, including the relationships and transactions described in "Transactions with Related," and all other facts and circumstances that the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees and Services

The following table summarizes the aggregate fees for professional audit services and other services rendered by Deloitte & Touche LLP for the years ended December 31, 2023 and 2022.

	2023[4]		2022[5]	
Audit Fees[1]	$	1,579,572	$	1,806,630
Audit-Related Fees[2]		—		—
Tax Fees[3]		—		—
All Other Fees		1,895		3,790
Total	$	1,581,467	$	1,810,420

(1) Audit fees include fees for services performed to comply with the standards established by the Public Company Accounting Oversight Board, including the audit of our consolidated financial statements. This category also includes fees for audits provided in connection with statutory filings or services that generally only the principal independent auditor reasonably can provide, such as consent and assistance with and review of our SEC filings.
(2) Audit-related fees include, in general, fees such as assurances and related services (i.e., due diligence services), accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, and consultation regarding financial accounting and reporting standards, which are traditionally performed by the independent accountant but are not considered audit fees.
(3) Tax fees include fees for services performed by professional staff of in the respective accountant's tax division (except those relating to audit or audit-related services), including fees for tax compliance, planning and advice.
(4) Represent fees billed by Deloitte for professional services rendered for the review of the financial information included in our Forms 10-Q for the respective periods, the audit of our consolidated financial statements for the year ended December 31, 2023 and other required filings with the SEC through December 31, 2023.
(5) Represent fees billed by Deloitte for professional services rendered for the review of the financial information included in our Forms 10-Q for the respective periods, the audit of our consolidated financial statements for the year ended December 31, 2022 and other required filings with the SEC through December 31, 2022.

Pre-Approval Policies and Procedures

The charter of the Audit Committee provides that the Committee will approve all audit and non-audit related services that the Company's independent registered public accounting firm provides to the Company before the engagement begins, unless applicable law and stock exchange listing requirements allow otherwise. The charter also provides that the Committee may establish pre-approval policies and procedures or delegate pre-approval authority to one or more Committee members as permitted by applicable law and stock exchange listing requirements.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

1.   Financial Statements: The information concerning our financial statements and Report of Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Annual Report on Form 10-K in Item 8, titled "Financial Statements and Supplementary Data."

2.   Financial Statement Schedules: No schedules are required.

3.   The exhibits listed in the following index to Exhibits are filed or incorporated by reference as part of this report.

Exhibit No.	Description
2.1[+]	Merger Agreement and Plan of Reorganization, dated as of August 17, 2020, by and among Hennessy Capital Acquisition Corp. IV, HCAC IV First Merger Sub, Ltd., HCAC IV Second Merger Sub, LLC and Canoo Holdings Ltd. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on August 18, 2020).
3.1	Second Amended and Restated Certificate of Incorporation of the Company, dated December 21, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2020).
3.2	Certificate of Amendment, dated January 25, 2023, to the Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on January 25, 2023).
3.3	Amended and Restated Bylaws of the Company, dated December 21, 2020 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2020).
3.4	Certificate of Amendment, dated October 6, 2023, to the Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2023).
3.5	Certificate of Designation of the Company for the 7.5% Series B Cumulative Perpetual Redeemable Preferred Stock, dated October 12, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on October 12, 2023).
3.6	Certificate of Amendment, dated March 7, 2024, to the Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on March 8, 2024).
4.1	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2023).
4.2	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2023).
4.3	Form of Convertible Debenture (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on April 25, 2023).
4.4	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2023).
4.5	Form of Convertible Debenture (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2023).
4.6	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2023).
4.7	Form of Convertible Debenture (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on August 4, 2023).
4.8	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on August 4, 2023).
4.9	Form of Convertible Debentures (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2023).
4.10	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2023).

4.11	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 2, 2023).
4.12	Form of Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2020).
4.13	Form of Warrant Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2020).
4.14	Warrant Agreement, dated February 28, 2019, by and between Hennessy Capital Acquisition Corp. IV and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 filed on Hennessy Capital Acquisition Corp. IV's Current Report on Form 8-K filed with the SEC on March 6, 2019).
4.15	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2023).
4.16	Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2023).
4.17	Description of Registrant's Securities (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed with the SEC on March 1, 2022).
10.1	Supplemental Agreement, dated December 31, 2022, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 6, 2023).
10.2	Supplemental Agreement, dated September 11, 2023, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 13, 2023).
10.3	Supplemental Agreement, dated November 21, 2023, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 22, 2023).
10.4	Supplemental Agreement, dated December 20, 2023, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 20, 2023).
10.5	Securities Purchase Agreement, dated April 24, 2023, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 25, 2023).
10.6	Securities Purchase Agreement, dated June 30, 2023, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 7, 2023).
10.7	Securities Purchase Agreement, dated August 2, 2023, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 4, 2023).
10.8	Securities Purchase Agreement, dated September 26, 2023, by and between the Company and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2023).
10.9	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2023).
10.10	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 2, 2023).
10.11	Placement Agency Agreement, dated February 5, 2023, by and between the Company and A.G.P./ Alliance Global Partners (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2023).
10.12	Form of Common Stock and Common Warrant Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 28, 2023).
10.13	Lease Agreement, dated April 7, 2023, by and between I-40 OKC Partners LLC and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 10, 2023).
10.14	Amended and Restated Registration Rights Agreement, dated December 21, 2020, by and among the Company and certain stockholders of the Company (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2020).

10.15#	Form of Indemnification Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on December 22, 2020).
10.16#	Canoo Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4 filed with the SEC on November 25, 2020).
10.17#	Canoo Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4 filed with the SEC on November 25, 2020).
10.18#	Canoo Inc. 2018 Stock Option and Grant Plan and forms of Stock Option Grant Notices, Exercise Notice, Stock Option Agreement, Nonstatutory Stock Option Agreement and Restricted Stock Agreement (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 filed with the SEC on February 24, 2021)
10.19#	Forms of Stock Option Grant Notice and Stock Option Agreement under the Canoo Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company's Registration Statement on Form S-8 filed with the SEC on February 24, 2021).
10.20#	Forms of RSU Award Grant Notice and RSU Award Agreement under the Canoo Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8 filed with the SEC on February 24, 2021).
10.21#	Form of RSU Award Grant Notice and RSU Award Agreement (Alternate) under the Canoo Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2021).
10.22#	Chief Executive Officer RSU Award Agreement between the Company and Anthony Aquila, dated April 21, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2021).
10.23#	Executive Chairman RSU Award Agreement (Public Company RSUs), dated as of May 14, 2021, between the Company and Anthony Aquila (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021).
10.24#	Executive Chairman PSU Award Agreement (Public Company PSUs), dated as of May 14, 2021, between the Company and Anthony Aquila (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021).
10.25#	Offer Letter, dated January 26, 2023, by and between the Company and Ken Manget (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 27, 2023).
10.26#	Offer Letter, dated August 27, 2023, by and between the Company and Greg Ethridge (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2023).
10.27#	Letter agreement between Canoo Holdings Ltd. and Anthony Aquila, dated November 25, 2020 (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-4 filed with the SEC on November 25, 2020).
10.28†	Sales Agreement, effective October 15, 2021, between Panasonic Industrial Devices Sales Company of America, SANYO Electric Co., Ltd and Canoo Technologies Inc. (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed with the SEC on March 1, 2022).
10.29†#	Amendment to Sales Agreement, effective March 1, 2023, by and among Panasonic Industrial Devices Sales Company of America, Division of Panasonic Corporation of North America, SANYO Electric Co., Ltd., and Canoo Technologies Inc. (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023).
19.1	Insider Trading Policy.
21.1*	List of Subsidiaries
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Canoo Inc.
31.1*	Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

32.2^{**}	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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*   Filed herewith.

**   The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

\+   The schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

\#   Indicates management contract or compensatory plan or arrangement.

†   Certain confidential portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause us competitive harm if publicly disclosed. We agree to furnish an unredacted copy to the SEC upon request.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 1, 2024.

CANOO INC.

By: _____/s/ Tony Aquila_____

Tony Aquila

Chief Executive Officer and Executive Chair of the Board

(Principal Executive Officer)

By: _____/s/ Greg Ethridge_____

Greg Ethridge

Chief Financial Officer

(Principal Financial Officer)

By: _____/s/ Ramesh Murthy_____

Ramesh Murthy

Senior Vice President, Finance and Chief Accounting Officer

(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Tony Aquila Tony Aquila	Chief Executive Officer and Executive Chair of the Board (Principal Executive Officer)	April 1, 2024
/s/ Greg Ethridge Greg Ethridge	Chief Financial Officer (Principal Financial Officer)	April 1, 2024
/s/ Ramesh Murthy Ramesh Murthy	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	April 1, 2024
/s/ Foster Chiang Foster Chiang	Director	April 1, 2024
/s/ Thomas Dattilo Thomas Dattilo	Director	April 1, 2024
/s/ Claudia Romo Edelman Claudia Romo Edelman	Director	April 1, 2024
/s/ Arthur Kingsbury Arthur Kingsbury	Director	April 1, 2024
/s/ Debra von Storch Debra von Storch	Director	April 1, 2024
/s/ James Chen James Chen	Director	April 1, 2024
/s/ Deborah Diaz Deborah Diaz	Director	April 1, 2024

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CANOO INC.

INFORMATION AT A GLANCE


2024 Annual Meeting of Stockholders
November 22, 2024, at 8:30 a.m. CST
Via live audio webcast at www.virtualshareholdermeeting.com/GOEV2024

Stock Information
NAS: GOEV

Registrar & Transfer Agent
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, NY 10004-1561

Executive Officers (as of October 3, 2024)

Tony Aquila — Chief Executive Officer and Chairman of the Board of Directors

Greg Ethridge — Chief Financial Officer

Ramesh Murthy — Senior Vice President, Chief Accounting Officer

Hector Ruiz — General Counsel, Corporate Secretary

Board of Directors (as of October 3, 2024)

Tony Aquila — Chairman of the Board of Directors

Thomas Dattilo — Lead Independent Director; Chair of Nominating and Corporate Governance Committee; Member of Compensation Committee; Member of Audit Committee

Arthur Kingsbury — Chair of Audit Committee

Debra von Storch — Chair of Compensation Committee; Member of Audit Committee

Claudia Romo Edelman — Member of the Board of Directors

James Chen — Member of the Board of Directors

Deborah Diaz — Member of the Board of Directors

Foster Chiang — Member of the Board of Directors



CANOO.COM